UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                       THE WELLCARE MANAGEMENT GROUP, INC.
 -------------------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   949470 10 8
                      ------------------------------------

                                 (CUSIP Number)

               Lawrence C. Tucker, Brown Brothers Harriman & Co.,
            59 Wall Street, New York, New York 10005, (212) 493-8400
 -------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 1997
                      ------------------------------------

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 35 Pages
                            Exhibit Index on Page 14

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 2 of 35 Pages
         --------------------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The 1818 Fund II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*  00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION  Delaware

                      7      SOLE VOTING POWER -0-

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

       9              SOLE DISPOSITIVE POWER  -0-

       10             SHARED DISPOSITIVE POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.44% of the Company's shares of Common Stock, assuming conversion of the Note into the minimum number of shares issuable upon conversion. 26.04% of the Company's shares of Common Stock, assuming conversion of the Note into the maximum number of shares issuable upon conversion.

14     TYPE OF REPORTING PERSON*
           PN
------ --------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 3 of 35 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Brown Brothers Harriman & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*  00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION      Delaware

                      7      SOLE VOTING POWER -0-

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

       9              SOLE DISPOSITIVE POWER  -0-

       10             SHARED DISPOSITIVE POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.44% of the Company's shares of Common Stock, assuming conversion of the Note into the minimum number of shares issuable upon conversion. 26.04% of the Company's shares of Common Stock, assuming conversion of the Note into the maximum number of shares issuable upon conversion.

14     TYPE OF REPORTING PERSON*

             PN
------ --------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 4 of 35 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             T. Michael Long

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*  00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States

                      7      SOLE VOTING POWER -0-

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

       9              SOLE DISPOSITIVE POWER  -0-

       10             SHARED DISPOSITIVE POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.44% of the Company's shares of Common Stock, assuming conversion of the Note into the minimum number of shares issuable upon conversion. 26.04% of the Company's shares of Common Stock, assuming conversion of the Note into the maximum number of shares issuable upon conversion.

14     TYPE OF REPORTING PERSON*
             IN
------ --------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 5 of 35 Pages
         ---------------------------



1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence C. Tucker

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*  00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION  United States

                      7      SOLE VOTING POWER -0-

      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

       9              SOLE DISPOSITIVE POWER  -0-

       10             SHARED DISPOSITIVE POWER
                      The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       The exact number of shares is not currently ascertainable, as the Note is convertible into shares of Common Stock based upon a formula which cannot yet be computed. However, the minimum and maximum number of shares of Common Stock issuable upon conversion of the Note is 1,333,333 and 2,222,222, respectively.

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       17.44% of the Company's shares of Common Stock, assuming conversion of the Note into the minimum number of shares issuable upon conversion. 26.04% of the Company's shares of Common Stock, assuming conversion of the Note into the maximum number of shares issuable upon conversion.

14     TYPE OF REPORTING PERSON*
             IN
------ --------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 949470 10 8                              Page 6 of 35 Pages




Item 1.     Security and Issuer.
            -------------------

            Item 1 is hereby amended by the deletion of the last sentence thereof and the substitution of the following:

                  No person identified in Item 2 has acquired any shares of
            Common Stock. However, such persons may be deemed to be the beneficial owners of the shares of Common Stock reported in Item 5 by virtue of their acquisition of beneficial ownership of a 6% Subordinated Convertible Note of the Company in the principal amount of $20,000,000 due December 31, 2002 (the "Note"), initially issued January 19, 1996 and then amended on February 28, 1997, pursuant to an agreement (the "Letter Agreement") (a copy of which is attached hereto as Exhibit 4 and incorporated by reference) among the Company and the Fund. The Note, as amended, is convertible into shares of Common Stock pursuant to a formula that establishes a conversion price based upon a trailing average of the market price of the Company's Common Stock over a specified period of time. Although the conversion price cannot currently be ascertained because the formula for computation of the conversion price cannot yet be computed, the number of shares issuable upon conversion of the Note shall be not less than 1,333,333 nor more than 2,222,222.


Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Item 3 is hereby amended by deleting the language in the third paragraph of Item 3 beginning with the period at the end of the first sentence and adding the following in place thereof:

                  ; provided, that any such redemption may only occur if it has been approved in advance by the Commissioner of Health of the State of New York. The Note, as amended by the Letter Agreement, may be converted at the holder's option into a number of shares of Common Stock equal to the principal amount of the Note being converted divided by the "Conversion Price." The Conversion Price is determined based upon a trailing average of the market price of the Company's Common Stock over a

CUSIP No. 949470 10 8                              Page 7 of 35 Pages




            specified period of time. Although the conversion price cannot currently be ascertained because the formula for computation of the conversion price cannot yet be computed, the number of shares issuable upon conversion of the Note shall be not less than 1,333,333 nor more than 2,222,222.

Item 4.     Purpose of Transaction.
            ----------------------

            Item 4 is hereby amended and restated as follows:

                  The Fund acquired the Note for investment
            purposes. The Note was amended by the Letter Agreement on February 28, 1997, as a result of certain developments that affected the Company. The Note Purchase Agreement and the Registration Rights Agreement (a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), each dated January 19, 1996, and each as amended by the Letter Agreement, contain, among other things, certain provisions which relate to (i) the acquisition of additional securities of the Company, (ii) the disposition of securities of the Company and (iii) a change in the present Board of Directors of the Company. With respect to the composition of the Board, the Letter Agreement requires the Company to create a vacancy on the Board and fill such vacancy with a designee of the Fund, thereby resulting in two of the seats on the Company's Board being filled by designees of the Fund.

                  In addition, the Note provides that upon default by the
            Company in the payment of interest on the Note that continues for 180 days or a breach of any of the Company's agreements contained in the Note, the Note Purchase Agreement or the Registration Rights Agreement that continues unremedied for 180 days, the number of members of the Board of directors of the Company shall be increased by one and that the Company shall cause a designee of the holders of a majority of the outstanding Notes to fill such vacancy. The right of such holders to designate such director shall continue until such time as all interest on the Note shall have been paid in full and there shall exist no breach of the Company's agreements contained in the Note, the Note Purchase Agreement or the Registration Rights Agreement.

                  The Fund has agreed in the Note Purchase Agreement dated
            January 19, 1996 and as amended by

CUSIP No. 949470 10 8                              Page 8 of 35 Pages




            the Letter Agreement, that it will not until the earlier of (i) the first anniversary of the date on which the Fund ceases to hold any Notes and (ii) December 31, 2002, independently or as a member of a group, purchase any shares of Common Stock that, if the price for such shares when aggregated with the purchase price of any shares of Common Stock (other than shares of Common Stock issued upon conversion of all or any portion of the Notes) purchased thereby subsequent to the date of the Note Purchase Agreement, exceeds $10,000,000. Subject to the above limitation, the Reporting Persons may from time to time acquire additional shares of Common Stock in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to the factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Notes or shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Note Purchase Agreement and to the factors and conditions referred to above.

                  Except as described in the Note, the Note Purchase Agreement and the Registration Rights Agreement, each as amended by the Letter Agreement, and as set forth in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure;
            (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national

CUSIP No. 949470 10 8                              Page 9 of 35 Pages




            securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
            Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            Item 5(a) through (c) is hereby amended by the deletion of the second and third paragraphs thereof and the substitution in place thereof of the following:

                  As described above, the Note, as amended, is convertible into shares of Common Stock based upon a formula derived from the average of the market price of the Company's Common Stock over a specified period of time. Although the exact number of shares issuable upon conversion cannot be ascertained at this time, the minimum and maximum number of shares issuable to the Fund upon conversion is 1,333,333 and 2,222,222, respectively, representing approximately 17.44% and 26.04%, respectively, of the outstanding shares of Common Stock (assuming the conversion of the Note and based on the number of shares of Common Stock outstanding as of November 1, 1996, as reported by the Company in its statement on Form 10-Q for the period ending September 30, 1996).

                  By virtue of BBH & Co.'s relationship with the Purchaser, BBH
            & Co. may be deemed to own beneficially no less than 1,333,333 and no more than 2,222,222 shares of Common Stock, representing approximately 17.44% and 26.04%, respectively, of the outstanding shares of Common Stock (assuming the conversion of the Note and based on the number of shares of Common Stock outstanding as of November 1, 1996, as reported by the Company in its statement on Form 10-Q for the period ending September 30, 1996). By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition)

CUSIP No. 949470 10 8                              Page 10 of 35 Pages




            with respect to the Note, and the Common Stock issuable upon conversion of the Note, each of Long and Tucker may be deemed to own beneficially no less than 1,333,333 and no more than 2,222,222 shares of Common Stock, representing approximately 17.44% and 26.04%, respectively, of the outstanding shares of Common Stock (assuming the conversion of the Notes and based on the number of shares of Common Stock outstanding as of November 1, 1996, as reported by the Company in its statement on Form 10-Q for the period ending September 30, 1996).

Item 6.     Contracts, Arrangements, Understandings or Relationships with
            -------------------------------------------------------------
            Respect to the Common Stock of the Issuer.
            ------------------------------------------

            Item 6 is hereby amended by deleting the last paragraph thereof and replacing it with the following:

                  Except as described elsewhere in this Statement and as set forth in the Note Purchase Agreement, the Note, the Registration Rights Agreement and the Letter Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.     Material To Be Filed as Exhibits.
            --------------------------------

            Item 7 is hereby amended by the addition of the following:

                  4.    Letter Agreement, dated as of
            February 28, 1997, by and between the Company and the Fund.


                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  February 28, 1997

CUSIP No. 949470 10 8                              Page 11 of 35 Pages





                              THE 1818 FUND II, L.P.

                              By:  Brown Brothers Harriman & Co.,
                                    General Partner


                              By:  /s/ Lawrence C. Tucker
                                   ---------------------------------
                                   Name:   Lawrence C. Tucker
                                   Title:  Partner



                              BROWN BROTHERS HARRIMAN & CO.



                              By:  /s/ Lawrence C. Tucker
                                   ---------------------------------
                                   Name:  Lawrence C. Tucker
                                   Title:  Partner



                              /s/ T. Michael Long
                              ---------------------------------
                              T. Michael Long



                              /s/ Lawrence C. Tucker
                              ---------------------------------
                              Lawrence C. Tucker

CUSIP No. 949470 10 8                              Page 12 of 35 Pages




                               SCHEDULE I
                               ----------

      Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                                              Business Address
                                              (if other than as
             Name                             indicated above)
             ----                             ----------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.          40 Water Street
                                 Boston, Massachusetts 02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Robert R. Gould

Kyosuko Kashimoto                8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)               Tokyo 103, Japan

Noah T. Herndon

Landon Hilliard

Radford W. Klotz, Jr.

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

CUSIP No. 949470 10 8                              Page 13 of 35 Pages




                                              Business Address
                                              (if other than as
             Name                             indicated above)
             ----                             ----------------

William H. Moore III

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson              40 Water Street
                                 Boston, Massachusetts  02109

Jeffrey A. Schoenfeld

Stokley P. Towles                40 Water Street
                                 Boston, Massachusetts 02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                1531 Walnut Street
                                 Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

CUSIP No. 949470 10 8                              Page 14 of 35 Pages





                               INDEX TO EXHIBITS
                               -----------------


                                                                 Page
Exhibit                        Description                      Number
-------                        -----------                      ------
4            Letter Agreement, dated as of                        15
             February 28, 1997, by and between the
             Company and the Fund (the Purchaser).

                                                   Page 15 of 35 Pages



                                                                       EXHIBIT 4


                                     February 28, 1997






The WellCare Management Group, Inc.
Park West/Hurley Avenue Extension
P.O. Box 4059
Kingston, NY 12401

Gentlemen:

            Reference is made to (i) the Note Purchase Agreement (the "Note Purchase Agreement") dated as of January 19, 1996, between The WellCare Management Group, Inc., a New York corporation (the "Company"), and The 1818 Fund II, L.P., a Delaware limited partnership (the "Purchaser"), (ii) the 6.0% Subordinated Convertible Note (the "Note") due December 31, 2002 issued by the Company to the Purchaser on January 19, 1996 and (iii) the Registration Rights Agreement (the "Registration Rights Agreement" and, together with the Note Purchase Agreement and the Note, the "Transaction Documents"), dated as of January 19, 1996, between the Company and the Purchaser. Capitalized terms used but not defined herein shall have the meanings specified in the Note Purchase Agreement.

            The Purchaser and the Company desire to effect certain amendments to the Transaction Documents and to take certain other actions specified herein. Therefore, for good and valuable consideration, the sufficiency of which is hereby acknowledged, the Purchaser and the Company hereby agree as follows:

                                                   Page 16 of 35 Pages




The WellCare Management Group, Inc.                                   2





I.    Amendments of Note Purchase Agreement.
      -------------------------------------

      A.    Amendment of Section 8.13.  Section 8.13 of the Note Purchase
            -------------------------
Agreement is hereby deleted in its entirety and replaced by the following new
Section 8.13:

            "8.13  Board Representation; Management Rights.
                   ---------------------------------------

                  (a) The Company shall at or prior to the Closing Date cause one vacancy to be created on its Board of Directors (by increasing the number of members of the Board of Directors or otherwise) and at the Closing Date shall cause one person designated by the Purchaser to be elected to its Board of Directors. The Company shall at the Company's next regularly scheduled Board of Directors meeting, but in any event on or prior to December 17, 1996, cause one additional vacancy to be created on the Board of Directors (by increasing the number of members of the Board of Directors or otherwise) and shall cause one additional person designated by the Purchaser to be elected to its Board of Directors. (The persons elected to the Board of Directors of the Company pursuant to this Section 8.13(a) are referred to herein as the "Purchaser Designees.") Each Purchaser Designee shall serve until the next annual meeting of stockholders of the Company following the election of such Purchaser Designee to the Board of Directors.

                  (b) Within a reasonable time after the date (the "Amendment Effective Date") of the amendment and restatement of this Section 8.13 effected pursuant to that certain letter agreement, dated December 17, 1996, between the Company and the Purchaser, the Company shall use its reasonable efforts to cause two additional persons to be elected to the Board of Directors of the Company. Each such person shall (i) be neither an officer, director or employee of the Company or any Subsidiary of the Company nor an Affiliate of the Company and
(ii) have experience as a director of a public company or other relevant experience. (The persons elected to the Board of Directors of the Company pursuant to this Section 8.13(b) are referred to herein as the "Outside Directors"). The qualifications that a person nominated by the Company as an Outside Director is likely to have will include experience serving for at least two years as the director of an issuer (1) whose securities were listed on NASDAQ or the New York Stock Exchange during such two-year period, (2) that has had (A) an average equity capitalization of $200,000,000 or more and (B) that has had positive net income (determined in accordance with GAAP), in each case throughout the period during which such person has served as a director thereof. Each Outside Director shall serve until the next annual meeting of stockholders of the Company following the election of such Outside Director to the Board of Directors.






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                                                   Page 17 of 35 Pages



The WellCare Management Group, Inc.                                3





                  (c) At the annual meeting of stockholders immediately following the Closing Date, the Purchaser Designee specified in the first sentence of Section 8.13(a) shall be designated a Class II director. At the next annual meeting of stockholders of the Company following the Amendment Effective Date, the Purchaser Designee specified in the second sentence of Section 8.13(a) and one Outside Director shall be designated as a Class III Director and one Outside Director shall be classified as a Class I Director. At each annual meeting of stockholders of the Company at which the term of any Purchaser Designee or Outside Director shall expire, so long as the Purchaser holds (A) Common Shares, or (B) Notes convertible (after giving effect to any adjustments) into Common Shares, that in the aggregate represent 2% or more of the total number of shares of common stock of the Company then outstanding, (i) the Purchaser shall be entitled to nominate such number of Purchaser Designees equal to the number of Purchaser Designees whose terms shall expire at such meeting and (ii) the Company shall use its reasonable efforts to nominate such number of persons that meet the criteria for an Outside Director specified in Section 8.13(b) equal to the number of Outside Directors whose terms shall expire at such meeting. The Company shall not amend its Certificate of Incorporation or take any other action that will cause the Company's Board of Directors to consist of more than twenty members. The Company shall cause each Purchaser Nominee and Outside Director to be included in the slate of nominees recommended by the Board of Directors to the Company's stockholders for election as directors, and the Company shall use its best efforts, in the case of a Purchaser Designee, or its reasonable efforts, in the case of an Outside Director, to cause the election of such person or persons, including voting all shares for which the Company holds proxies (unless otherwise directed by the stockholder submitting such proxy), or is otherwise entitled to vote, in favor of the election of such person or persons. The Principal Shareholders each hereby agree that he shall vote all of his shares of common stock of the Company, all other securi ties of the Company that are entitled to vote for directors and all proxies (unless otherwise directed by the stockholder submitting such proxy), in each case which he has the right to vote or power to direct the vote, in favor of the election of such Purchaser Nominees and such Outside Directors.

                  (d) In the event that any Purchaser Nominee shall cease to serve as a director for any reason, other than by reason of the Purchaser not being entitled to nominate a Purchaser Nominee as provided in Section 8.13(c), the Company shall use its best efforts to cause the vacancy resulting thereby to be filled by a nominee of the Purchaser. In the event that any Outside Director shall cease to serve as a director for any reason, other than by reason of the Company no longer being required to use its reasonable efforts to elect such Outside Director as provided in Section 8.13(c), the Company shall use its reasonable efforts to cause the vacancy resulting thereby to be filled by a person that meets the criteria for an Outside Director specified in Section 8.13(b); provided, however, that any successor to an Outside Director need not be reasonably acceptable to the Purchaser.

                                                   Page 18 of 35 Pages





The WellCare Management Group, Inc.                                4






                  (e) If requested by the Purchaser, the Purchaser shall have the right to consult with and advise management of the Company and its Subsidiaries on matters relating to the business and affairs of the Company, which right shall continue only for so long as may be required to enable the Purchaser to qualify as a "venture capital operating company" within the meaning of Section 2510.3-101(d) of the plan asset regulations promulgated by the United States Department of Labor.

                  (f) In the event that the Board of Directors of the Company establishes Executive, Audit and Compensation Committees (or committees with comparable functions), at least one Purchaser Nominee shall have the right, upon the Purchaser's request, to serve on any such committee."

      B. Addition of Section 8.15. The following new Section 8.15 is hereby
         ------------------------
added to the Note Purchase Agreement: "8.15. Notice of Issuance of Common Stock.
                                             ----------------------------------
Upon the issuance of any Common Shares (including the issuance of Common Shares upon the exercise or conversion of options, warrants or other securities exercisable for, or convertible into, Common Shares), the Company shall promptly provide to the Purchaser notice of such issuance, which shall include the number of Common Shares so issued and the purchase (or conversion or exercise) price therefor."

II.   Amendments of the Note:  The Note is hereby amended as follows:
      ----------------------

      A. Amendment of Section 2: Section 2 of the note is hereby amended by
         ----------------------
adding the following phrase to the end of the first sentence thereof: "; provided, however, that if the Conversion Price calculated at the termination of the Calculation Period is less than $15.00 (appropriately adjusted for stock splits or stock dividends), then the Company shall, from such date until the principal amount hereof is paid in full, pay interest on the principal amount hereof, at a rate of 5.5% per annum."

      B.    Amendment of Section 5.1:  Section 5.1 of the Note is hereby amended
            ------------------------
by deleting percentage "125%" from the seventh line thereof and replacing it with the percentage "130%."

      C.    Amendment of Section 6.1:  Section 6.1 of the Note is hereby amended
            ------------------------
by adding the following sentence after the second sentence thereof and before the third sentence thereof:

            "Notwithstanding the forgoing, the Company may redeem the Notes only if the approval of the Commissioner of Health of the State of New York (the "Approval") has been obtained and has not been withdrawn (in each case, in the reasonable judgment of the holder), and if the Approval has not been obtained or if obtained and has been withdrawn (in each case, in the





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                                                   Page 19 of 35 Pages





The WellCare Management Group, Inc.                                5





      reasonable judgment of the holder) then the Company shall have no right to redeem the Notes until Approval has been obtained and has not been withdrawn (in each case, in the reasonable judgment of the holder). Both partners will seek to obtain the Approval as soon as practicable after the Amendment Effective Date."

      D.    Amendment of Section 6.2:  Section 6.2 of the Note is hereby amended
            ------------------------
by adding the following sentence to the end thereof:

            "In the event a Change of Control occurs within 24 months after the redemption of any Notes pursuant to this Section 6 and the funds utilized to effect such redemption were derived in whole or part from sources other than (i) cash generated from operations of the business or (ii) borrowings of the Company not guaranteed by third parties, the Company shall pay to the Persons from whom such Notes were redeemed, on the date of such Change of Control, an amount equal to 30% of the principal amount of the Notes so redeemed from such Person."

      E. Amendment of Section 7.1. Section 7.1 of the Note is hereby amended by
         ------------------------
deleting (i) the parenthetical phrase "(as defined below)" from the eleventh line thereof and (ii) the third sentence thereof.

      F.    Amendment of Section 7.4(b).  Section 7.4(b) of the Note is hereby
            ---------------------------
amended by deleting it in its entirety and replacing it with the following:

            "(b) In case the Company shall at any time or from time to time issue or sell shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock) (other than (i) options to acquire shares of Common Stock granted on or prior to June 30, 1996 to any officer, director, employee or consultant of the Company or any Subsidiary of the Company or (ii) up to 100,000 shares of Common Stock (subject to adjustment) issued upon the exercise of those certain Stock Purchase Warrants issued by the Company to J.J. Farrell Associates, Inc. on July 7,
      1994), at a price per share less than either the Current Market Price per share or the Conversion Price per share then in effect at the record date referred to in the following sentence (treating (A) the price per share of any security convertible or exchangeable or exercisable into shares of Common Stock as equal to (i) the sum of the price for such security convertible, exchangeable or exercisable into shares of Common Stock plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such security into shares of Common Stock divided by (ii) the number of shares of Common Stock initially underlying such converti-

                                                   Page 20 of 35 Pages





The WellCare Management Group, Inc.                                6





      ble, exchangeable or exercisable security and (B) the price per share of any security issued in connection with the settlement or compromise any claim, action, suit, proceeding or dispute or in connection with the satisfaction of any judgment relating to the foregoing as equal to $.01), then, and in each such case, the Conversion Price then in effect shall be adjusted by dividing the Conversion Price in effect on the day immediately prior to such record date by a fraction (x) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock issued or to be issued (or the maximum number into which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initi ally may be exercised) and
      (y) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock that the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised, plus the aggregate amount of any additional consideration initially payable upon con version, exchange or exercise of such security) would purchase at the greater of the Current Market Price per share or the Conversion Price per share on such record date. Such adjustment shall be made whenever such shares of Common Stock, securities, options, warrants or other rights are issued, and shall become effective retroactively to a date immediately following the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such shares of Common Stock, securities, options, warrants or other rights; provided, however, that the determination as to whether an adjustment is required to be made pursuant to this Section 7.4(b) shall only be made upon the issuance of such shares of Common Stock or such convertible or exchangeable securities, options, warrants or other rights, and not upon the issuance of the security into which such convertible or exchangeable security converts or exchanges, or the security underlying such option, warrants or other right; provided further, that if any convertible or exchangeable securities, options, warrants or other rights (or any portions thereof) that shall have given rise to an adjustment pursuant to this Section 7.4(b) shall have expired or terminated without the exercise thereof and/or if by reason of the terms of such convertible or exchangeable securities, options, warrants or other rights there shall have been an increase or increases, with the passage of time or otherwise, in the price payable upon the exercise or conversion thereof, then the Conversion Price hereunder shall be readjusted (but to no greater extent than originally adjusted with respect to the related event) on the basis of (x) eliminating from the computation any additional shares of Common Stock corresponding to such convertible or exchangeable securities, options, warrants or other rights as shall have expired

                                                   Page 21 of 35 Pages





The WellCare Management Group, Inc.                                7





      or terminated, (y) treating the additional shares of Common Stock, if any, actually issued or issuable pursuant to the previous exercise of such convertible or exchangeable securities, options, warrants or other rights as having been issued for the consideration actually received and receivable therefor and (z) treating any of such convertible or exchangeable securities, options, warrants or other rights that remain outstanding as being subject to exercise or conversion on the basis of such exercise or conversion price as shall be in effect at the time."

      G.    Amendment of Section 10.5.  Section 10.5 of the Note is hereby
            -------------------------
amended by deleting the amount "$40,000,000" from the fourth line thereof and replacing it with the amount $19,500,000.

      H.    Addition of Section 10.6.  The following new Section 10.6 is hereby
            ------------------------
added to the Note:

            10.6 Quarterly Calculation of Conversion Price. For each quarterly
                 -----------------------------------------
period of the Company, beginning with the quarterly period ending December 31, 1996, the Company shall prepare and deliver a written statement to the holder of this Note within ten (10) days following the end of such quarterly period that sets forth a calculation of the Conversion Price of this Note then in effect; provided, further, that such written statement shall be accompanied by a statement of the Company's independent accountants indicating that they have reviewed and are in agreement with the calculation set forth in the aforementioned statement.

      I.    Addition of Section 10.7.  The following new Section 10.7 is hereby
            ------------------------
added to the Note:

            10.7 Repurchases during Calculation Period. Neither the Company nor
                 -------------------------------------
any Subsidiary or Affiliate of the Company shall, during the Calculation Period, repurchase, contract or agree to repurchase or make any announcement of its intent to repurchase shares of the Company's Common Stock; provided that nothing in this Section 10.7 shall prohibit officers and directors of the Company from purchasing up to an aggregate of 300,000 shares of Common Stock during the Calculation Period.

      J.    Amendment of Section 11.1:  Section 11.1 of the Note is hereby
            -------------------------
amended by adding the following subparagraphs (i) and (j) to the end thereof:

            "(i) The Company or any subsidiary of the Company shall default in the payment of any indebtedness for money borrowed having an aggregate principal amount of $250,000 or more, or any lease obligation having aggregate rental payments of $250,000 or more beyond any grace period provided with respect thereto or any other event or condition shall exist under

                                                   Page 22 of 35 Pages





The WellCare Management Group, Inc.                                8





      any agreement or instrument under which such indebtedness for money borrowed or lease obligation is created or evidenced beyond any applicable grace period, if the effect of such event or condition is to cause the holder of such indebtedness for money borrowed or lessor (or a trustee on behalf of any such holder or lessor) to (i) cause such indebtedness for money borrowed or lease obligation to become due prior to its date of maturity or (ii) require the borrower or any Person that is a subsidiary of the borrower to purchase such indebtedness for money borrowed or assume such lease obligation; or

            (j) Any action is taken by a federal, state or local regulatory authority with respect to the Company and results in (i) the revocation of any license necessary for the Company to conduct its business, (ii) the Company being put into rehabilitation or receivership or (iii) the appointment of a Custodian for the Company or for all or substantially all of its business or the taking of similar action."

      K. Amendment of Section 12. Section 12 of the Note is hereby amended as follows:

            (i) By inserting the following new sentence after the final sentence of the defined term Current Market Price: "Notwithstanding the foregoing, in no event shall the Current Market Price be less than the Conversion Price in effect (or assumed to be in effect pursuant to clause (x) of the definition of Conversion Price) at the time of the determination of the Current Market Price.";

            (ii) By inserting the following at the end of clause (i) of the defined term Change of Control: "; provided that solely for purposes of the definition of 'Contemplated Change of Control', a 'Change of Control' in this clause (i) shall occur when such Person or Persons become such beneficial holders entitling them to exercise 10% or more of such total votes"; and

            (iii) By inserting the following new defined term after the defined term Common Stock: "'Conversion Price' shall mean as of the termination of the Calculation Period, an amount equal to 115% of the average of the Current Price of the Common Stock for the trading days during the Calculation Period (excluding from such calculation the five highest Current Prices and the five lowest Current Prices during the Calculation Period and if no Current Price is available for any given day, such trading day shall not be included in the determination of Conversion Price), as appropriately adjusted for stock splits or stock dividends, subject to the Conversion Price as so calculated being no less than $9.00 (appropriately adjusted for stock splits or stock dividends) or more than $15.00 (appropriately adjusted for stock splits or stock dividends);

                                                   Page 23 of 35 Pages





The WellCare Management Group, Inc.                                9




      provided, however, that the Conversion Price, as calculated in accordance with the foregoing, shall then be adjusted for each event that occurred during the Calculation Period that would, pursuant to Section 7.4, result in an adjustment in the Conversion Price assuming that on the date of any such event the Conversion Price was the amount determined pursuant to this sentence as adjusted for events occurring prior to such date. As of any date after termination of the Calculation Period, "Conversion Price" shall be calculated in accordance with the preceding sentence (subject to adjustment for events described in Section 7.4). 'Calculation Period' shall mean the period commencing on the first trading day occurring after August 1, 1996 and terminating on the earlier of (a) the trading day immediately preceding March 1, 1997 or (b) if applicable, the date prior to March 1, 1997 on which the notice required in Section 7.1 to exercise the conversion right is delivered in accordance with the terms and provisions of such Section 7.1; provided, however, that if a Contemplated Change of Control shall occur on or prior to the trading day immediately preceding March 1, 1997 or, if applicable, the date prior to March 1, 1997 on which the notice required in Section 7.1 to exercise the conversion right is delivered in accordance with the terms and provisions of such
      Section 7.1, then 'Calculation Period' shall mean the period commencing on first trading day occurring after August 1, 1996 and terminating on (and including) the date which is eleven trading days preceding the date of the Contemplated Change of Control. 'Current Price' of Common Stock shall mean, on any date, the average of the reported last bid and asked prices per share of Common Stock on such date as reported by the National Market System of the Nasdaq Stock Market. 'Contemplated Change of Control' of the Company shall mean such time as (x) there is an announcement or filing of any document with the Securities Exchange Commission by the Company or any other Person which discloses an actual, proposed or contemplated Change of Control of the Company or (y) there is a public announcement that the Company has or will retain professional advisors or consider or conduct a study with respect to alternatives that could enhance shareholder value."

III.  Amendments of the Registration Rights Agreement.  The Registration Rights
      -----------------------------------------------
Agreement is hereby amended as follows:

      A.    Amendment of Section 2.1(g).  Section 2.1(g) of the Registration
            ---------------------------
Rights Agreement is hereby amended by deleting the number "two" from the fourth line thereof and replacing it with the number "three."

      B.    Amendments of Section 2.2(a).  Section 2.2(a) of the Registration
            ----------------------------
Rights Agreement is hereby amended by:

                                                   Page 24 of 35 Pages





The WellCare Management Group, Inc.                                10






            (i) Deleting the phrase "Within eighteen months after the Closing Date" from the first and second lines thereof and replacing it with the phrase "On or prior to August 14, 1997"; and

             (ii)       Deleting the third sentence thereof.

      C.    Amendment of Section 2.2(c).  Section 2.2(c) of the Registration
            --------------------------
Rights Agreement is hereby amended by deleting the final sentence thereof.

IV. Representations and Warranties True. Except as set forth on Schedule IV, the
    -----------------------------------
Company hereby represents and warrants to the Purchaser that on and as of the date hereof, all representations and warranties of the Company contained in any of the Transaction Documents (other than those specified in Section 5.11, Section 5.12, Section 5.13 or, solely so far as it relates to any representation or warranty specified in Section 5.11, 5.12 or 5.13, Section 5.21 of the Note Purchase Agreement) are true and correct as of the date hereof as if made on the date hereof and with the same effect as if set forth in this letter agreement.

V.    Representations and Warranties of the Company.  The Company hereby
      ---------------------------------------------
represents and warrants to the Purchaser as follows:

      A.    Due Authorization.  The execution, delivery and performance by the
            -----------------
Company of this Amendment have been duly authorized by all necessary corporate action, and the provisions of this Amendment are valid and binding obligations of the Company, enforceable in accordance with their respective terms.

      B. Governmental Authorization; Third Party Consents. No approval, consent,
         --------------------------
exemption, authorization, or other action by, or notice to, or filing with, any
(i) Governmental Authority or (ii) any other Person, is necessary or required in connection with the execution, delivery or performance by the Company or enforce ment against the Company of this letter agreement or the transactions contemplated hereby except, in the case of (ii) with respect to any Contractual Obligation, any such consent or other action that would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company if not obtained.

      C.    Litigation.  There are no actions, suits, proceedings, claims or
            ----------
disputes pending, or to the Company's Knowledge, threatened, at law, in equity, in arbitration or before any Governmental Authority against the Company or any of its Subsidiaries:

            (a) with respect to this letter agreement or any of the transactions contemplated hereby; or

                                                   Page 25 of 35 Pages





The WellCare Management Group, Inc.                                11




            (b) except as set forth on Schedule V.C, that would, if adversely determined, (i) have a material adverse effect on the Condition of the Company or (ii) have a material adverse effect on the ability of the Company to perform its obligations under this letter agreement. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery and performance of this letter agreement.

      D. Financial Condition. The Company heretofore has delivered to the Purchaser true and correct copies of (i) the restated audited consolidated financial statements of the Company and its Subsidiaries dated as of December 31, 1994 (the "Restated Financials"), (ii) the audited consolidated financial statements of the Company and its Subsidiaries dated as of December 31, 1995 (the "1995 Financials"), (iii) the unaudited interim consolidated financial statements of the Company and its Subsidiaries dated as of March 31, 1996 (the "March 31 Interim Financials"), (iv) the unaudited interim consolidated financial statements of the Company and its Subsidiaries dated as of June 30, 1996 (the "June 30 Interim Financials") and (v) the unaudited interim consolidated financial statements of the Company and its Subsidiaries dated as of September 30, 1996 (the "September 30 Interim Financials"). Each of the Restated Financials, the 1995 Financials, the March 31 Interim Financials, the June 30 Interim Financials and the September 30 Interim Financials have been prepared in accordance with GAAP applied consistently throughout the periods covered thereby and, in the case of the March 31 Interim Financials, the June 30 Interim Financials and the September 30 Interim Financials, except for normal recurring year-end adjustments. Each of the Restated Financials, the 1995 Financials, the March 31 Interim Financials, the June 30 Financials and the September 30 Interim Financials presents fairly the consolidated financial condition of the Company as of the date thereof, and the consolidated results of operations of the Company for the period then ended. Except as set forth on
Schedule V.D., the March 31 Form 10-Q, the June 30 Form 10-Q or the September 30 10-Q (each as defined below), neither the Company nor any of its Subsidiaries has any material direct or indirect indebtedness, liability or obligation, whether known or unknown, fixed or unfixed, contingent or otherwise, and whether or not of a kind required by GAAP to be set forth on a financial statement (collectively "Liabilities"), other than (i) Liabilities fully and adequately reflected on the 1995 Financials and (ii) those incurred since the date of the 1995 Financials in the ordinary course of business.

      E. No Material Adverse Change. Since August 14, 1996, except as set forth
         --------------------------
in the September 30 10-Q (as defined herein) and on Schedule V.E, there has not been any material adverse change in the Condition of the Company, nor in the opinion of the Company's senior management is any such change probable.

                                                   Page 26 of 35 Pages





The WellCare Management Group, Inc.                                12






      F.    Annual Report on Form 10-K; Quarterly Reports on Form 10-Q;
            ----------------------------------------------------------
Commission Documents.
--------------------

            (a) Each of (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 filed by the Company with the Commission on May 31, 1996 (the "1995 Form 10-K"), (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996 filed by the Company with the Commission on May 31, 1996 (the "March 31 10-Q"), (iii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1996 filed by the Company with the Commission on August 14, 1996 (the "June 30 10-Q") and (iv) the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1996 filed by the Company with the Commission on November 14, 1996 (the "September 30 10-Q") was true and accurate in all material respects when filed with the Commission and in compliance in all material respects with the require ments of its report form.

            (b) The Company has, since August 14, 1996, filed all registration statements, proxy statements, reports and other documents required to be filed by it under the Securities Act and the Exchange Act, and all amendments thereto (collectively, the "Commission Documents"); and the Company has furnished the
                    --------------------
Purchaser correct and complete copies of all Commission Documents, each as filed with the Commission, from and after August 14, 1996. Each Commission Document was true and accurate in all material respects when filed with the Commission and in compliance in all material respects with the requirements of its respective report form.

VI. Amendment and Restatement of Notes. The Company hereby agrees that if
    ----------------------------------
requested to do so by the Purchaser, it will execute an amended and restated Note (the "Amended and Restated Note") incorporating the amendments to the note set forth in Section II of this letter agreement. Upon delivery of the Amended and Restated Note, the Purchaser will surrender to the Company the Note outstanding on the date hereof (the "Old Note"). The Amended and Restated Note shall be dated the date of, and be in the same denomination as, the Old Note replaced by it. From and after the date of delivery of the Amended and Restated Note, all references in any Transaction Document, as amended hereby, to the term "Note" or "Notes" shall be deemed to refer to the Amended and Restated Note.

VII. Counterparts. This letter agreement may be executed in counterparts, each
     ------------
of which shall be deemed an original but all of which together shall constitute one and the same instrument.

VIII. Effect on Transaction Documents. The Purchaser hereby waives any claim
      -------------------------------
under the Note Purchase Agreement that, based upon facts known to the Purchaser on the date hereof, any representation or warranty of the Company set forth in Section

                                                   Page 27 of 35 Pages





The WellCare Management Group, Inc.                                13





5.11, Section 5.13 (in respect to Section 5.13 solely with respect to the financial statements and the notes thereto, Management's Discussion and Analysis of Financial Condition and Results of Operations and Selected Financial Information set forth in any Commission Document) or, solely so far as it relates to any representation or warranty specified in Section 5.11 or 5.13,
Section 5.21 was not true and correct as of the Closing Date. The waiver by the Purchaser specified above is made specifically in reliance upon the independent auditors report of Deloitte & Touche, LLP contained in the 1995 Form 10-K. The Purchaser hereby also waives (i) any violation that may have existed under
Section 8.1(a) of the Agreement from April 9, 1996 through May 31, 1996, (ii) any violation that may have existed under Section 8.1(b) of the Agreement from May 20, 1996 through May 31, 1996, (iii) any violation that may have existed under Section 8.2(a) or (b) or Section 8.6(b)(i) or (ii) through the Amendment Effective Date, to the extent any notice was required thereunder with respect to any of the items specified in the other numbered clauses of this sentence or relate to the Company's default under the Loan Agreement (as defined in the Note) or the class action lawsuits brought against the Company and certain officers and directors alleging violation of the federal securities laws and
(iv) any violation of Section 10.5 of the Note that may have existed from March 31, 1996 through the date hereof, and in each case any Event of Default (as defined in the Note) that may have resulted therefrom. Except as specifically set forth in this letter agreement, the Transaction Documents shall remain unmodified and in full force and effect and are hereby ratified by the parties thereto, as amended. The Company acknowledges and agrees that this letter agreement does not represent an intention by the Purchaser (other than as set forth herein) to waive, modify or forebear from exercising any of its rights, powers and privileges under any Transaction Document and no such commitment, waiver, modification (other than as set forth herein) or forbearance has been offered, granted, extended or agreed, nor is any implied, by the Purchaser.

IX.   Entire Agreement.  This letter agreement, together with the Transaction
      ----------------
Documents as amended hereby, represents the complete understanding of the parties with respect to the subject matter hereof.

X.    Expenses.  The Company shall promptly pay or reimburse to the Purchaser
      --------
the fees and expenses (including fees, expenses and other charges of Paul, Weiss, Rifkind, Wharton & Garrison and Coopers & Lybrand) incurred by the Purchaser in connection with the Company's restatement of its financial statements and related activities, investigations and other matters and the preparation, negotiation and execution of this letter agreement and the transactions contemplated hereby; provided that the Company shall not be obligated to pay more than $100,000 under this paragraph.

                                                   Page 28 of 35 Pages





The WellCare Management Group, Inc.                                14





XI. Headings. Headings in this letter agreement are for reference only, and
    --------
shall not affect the interpretation or meaning of any provision of this Amendment.

XII. Governing law. This letter agreement shall be governed by, and construed
     -------------
and interpreted in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

                                    Very truly yours,

                                    THE 1818 FUND II, L.P.

                                    By:   Brown Brothers Harriman & Co.,
                                          its General Partner


                                    By:   /S/ LAWRENCE C. TUCKER
                                          ---------------------------------
                                          Name:   Lawrence C. Tucker
                                          Title:  Partner


ACKNOWLEDGED AND AGREED:


THE WELLCARE MANAGEMENT GROUP, INC.


By:
      -------------------------------
      Name:
      Title:

                                                   Page 29  of 35 Pages





The WellCare Management Group, Inc.                                14




XI. Headings. Headings in this letter agreement are for reference only, and
    --------
shall not affect the interpretation or meaning of any provision of this Amendment.

XII. Governing law. This letter agreement shall be governed by, and construed
     -------------
and interpreted in accordance with, the laws of the State of New York applicable to agreements made and to be performed entirely within such State.

                                    Very truly yours,

                                    THE 1818 FUND II, L.P.

                                    By:   Brown Brothers Harriman & Co.,
                                          its General Partner


                                    By:
                                          ---------------------------------
                                          Name:   Lawrence C. Tucker
                                          Title:  Partner


ACKNOWLEDGED AND AGREED:


THE WELLCARE MANAGEMENT GROUP, INC.


By:   /S/
      -------------------------------
      Name:
      Title:

                                                   Page 30 of 35 Pages





The WellCare Management Group, Inc.                                15





As a material inducement to the Purchaser to enter into this letter agreement, the undersigned hereby agrees to continue to be bound by and perform in accordance with Sections 8.11, 8.13 (as amended by this letter agreement), 8.14 and 10.1 of the Note
Purchase Agreement irrespective of the
amendments thereto effected pursuant to this letter agreement.



         /S/ ROBERT W. MOREY, JR.
-------------------------------------------
            Robert W. Morey, Jr.


         /S/ EDWARD A. ULLMAN
-------------------------------------------
            Edward A. Ullmann

                                                   Page 31 of 35 Pages



                         SCHEDULE IV TO LETTER AGREEMENT
                             DATED FEBRUARY 28, 1997
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------



1.      Schedules 3.16 and 5.6
        ----------------------

        See Schedule V.C.


3.      Schedule 5.16
        -------------

Name of Corporation                            State of Incorporation
-------------------                            ----------------------

WellCare of New York, Inc.                     New York
Agente Benefit Consultants, Inc.               New York
WellCare Medical Management, Inc.              New York
WellCare Development, Inc.                     New York
WellCare of Connecticut, Inc.                  Connecticut


4.      Schedule 5.17
        -------------

Name of Individual            Type of Relationship    Stock Option Commitment
------------------            --------------------    -----------------------

Marystephanie Corsones        Chief Financial         2,000 options at fair
                              Officer, employee       market value on January 1
                                                      of each contract year
                                                      (through January 1997)

Lawrence Group                Consultant              Stock based on a formula
                                                      of hours worked quarterly
                                                      at a rate of $100/hour

J.J. Farrel Associates,       Consultant              Stock Purchase Warrants
Inc.                                                  issued July 7, 1994 which
                                                      provide for the holder's
                                                      purchase of up to 100,000

                                                   Page 32 of 35 Pages



                                                      shares based upon a
                                                      formula purchase price.

Joseph R. Papa                President and Chief     30,000 options per year on
                              Operating               Officer each of 9/1/97,
                                                      9/1/98, and 9/1/99, at the
                                                      greater of fair market
                                                      value on the date of the
                                                      grant of $15, $20, $25,
                                                      respectively.
See also attached sheets



5.      Section 5.18
        ------------

        See Schedule V.E.1.



6.      Section 5.24
        ------------

        See Schedule V.E.2.

                                                   Page 33 of 35 Pages




                        SCHEDULE V.C. TO LETTER AGREEMENT
                             DATED FEBRUARY 28, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


               1. Hanovice v. The WellCare Management Group, Inc. In September
                  -----------------------------------------------
1995, an ophthalmologist who formerly served as a health care provider for WellCare of New York, Inc. (the "WellCare HMO"), one of the Company's health maintenance organizations ("HMOs"), commenced an action in the Supreme Court of Ulster County of the State of New York, against the Company, asserting that the Company breached an implied covenant of good faith and fair dealing, and "interfered" with the plaintiff's contracts, in terminating his provider contract with the WellCare HMO. The complaint seeks $1,000,000 in damages. In October 1995, the Company filed a motion to dismiss, asserting that (i) the suit was filed against an improper party, as the Company's subsidiary, not the Company, was a party to the provider contract; (ii) damages are not justified in any event as the plaintiff's provider contract was "at will" and termination was properly effected thereunder; and (iii) the plaintiff's interference claim was legally insufficient as pleaded. By Decision and Order, dated April 10, 1996 (the "Decision and Order"), the Company's motion to dismiss was granted and the complaint was dismissed as against the Company. Plaintiff thereafter served an amended complaint against WellCare HMO, limiting Plaintiff's claim to $14,863.33. Since plaintiff has failed to timely perfect an appeal of the Decision & Order, his opportunity to do so has lapsed. Counsel for both parties are currently attempting to negotiate a settlement of plaintiff's remaining claim.

               2. Rosenberg v. WellCare HMO. On October 13, 1995, Justin
                  --------------------------
Rosenberg, a member covered under a WellCare HMO benefit plan (the "Plaintiff"), commenced an action in the Supreme court of Ulster County of the State of New York, against WellCare HO, asserting that the Plaintiff had to seek emergency treatment from outside the network because her participating primary care physician was not available after she collapsed. On November 24, 1995 Plaintiff serves a complaint on WellCare HMO, seeking $100,000 in damages, plus interest from October 20, 1993, disbursements, and attorney's fees. WellCare HMO believes the claim is without merit and will continue to contest the action vigorously.

               3. Reference is made to class action suits filed against the Company and the SEC Formal Order of Private Investigation as set forth in the Company's Quarterly Report of Form 10-Q for the quarterly period ended September 30, 1996 filed by the Company with the Securities ad Exchange Commission on November 14, 1996.

               4. Errol Nadler, M.D. A provider with a variety of contracts with
                  ------------------
the Company claims that the Company owes him and his related corporate entities approximately $140,000. No litigation has yet been commenced. The Company believes that it has offsetting claims and that its net liability is approximately $20,000. The Company is currently attempting to negotiate a settlement of this claim.

                                                   Page 34 of 35 Pages



               5. New York State Insurance Department Report. The New York State
                  -------------------------------------------
Insurance Department ("NYSID") has completed its triennial audit of the Company and WellCare HMO, and issued a report thereon dated January 10, 1997, a copy of which has been provided to Purchaser (the "NYSID Report"). The NYSID Report includes recommendations by NYSID with respect to the WellCare HMO and recommends that WellCare HMO's failure to file all contracts, riders and rates and to properly adjust the guaranteed rates of its group contracts and knowingly charged incorrect rates be referred to the NYSID's Office of General Counsel for disciplinary action. By letter dated February 12, 1997, the Company indicated the extent to which it agrees with the NYSID Report and the areas of disagreement. By letter dated February 18, 1997, the NYSID advised the Company that it would make no changes to the NYSID Report.

                                                   Page 35 of 35 Pages




                        SCHEDULE V.E. TO LETTER AGREEMENT
                             DATED FEBRUARY 28, 1997
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


               1.     Except as set forth in the NYSID Report.

               2. The Company is in the process of renegotiating the reinsurance agreement with each of Preferred Health Insurance Company of New York and Preferred Life Insurance Company of New York.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                       THE WELLCARE MANAGEMENT GROUP, INC.
 ------------------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
 ------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                   949470 10 8
                      ------------------------------------

                                 (CUSIP Number)

               Lawrence C. Tucker, Brown Brothers Harriman & Co.,
            59 Wall Street, New York, New York 10005, (212) 493-8400
 ------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 19, 1996
                      ------------------------------------

             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 158 Pages
                            Exhibit Index on Page 21

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 2 of 158 Pages
         --------------------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The 1818 Fund II, L.P.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware

                      7      SOLE VOTING POWER


      NUMBER OF                 -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      689,655 shares of Common Stock, including Note convertible into 689,255 shares of Common Stock

       9              SOLE DISPOSITIVE POWER

                         -0-

       10             SHARED DISPOSITIVE POWER
                      689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             10.96% of the Company's shares of Common Stock, assuming conversion of the Note

14     TYPE OF REPORTING PERSON*
             PN
------ --------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 3 of 158 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Brown Brothers Harriman & Co.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*  00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION      New York

                      7      SOLE VOTING POWER

      NUMBER OF                 -0-
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                      689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

       9              SOLE DISPOSITIVE POWER
                         -0-

       10             SHARED DISPOSITIVE POWER
                      689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             689,655 shares of Common Stock, including Notes convertible into 689,655 shares of Common Stock

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.96% of the Company's shares of Common Stock, assuming conversion of the Note

14     TYPE OF REPORTING PERSON*
             PN
------ --------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 4 of 158 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             T. Michael Long

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                      7      SOLE VOTING POWER
                                   -0-
      NUMBER OF
       SHARES
 BENEFICIALLY OWNED
  BY EACH REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                            689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

       9              SOLE DISPOSITIVE POWER
                            -0-

       10             SHARED DISPOSITIVE POWER
                            689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.96% of the Company's shares of Common Stock assuming, conversion of the Note

14     TYPE OF REPORTING PERSON*

             IN
------ --------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       SCHEDULE 13D


CUSIP No.     949470 10 8                                Page 5 of 158 Pages
         ---------------------------


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Lawrence C. Tucker

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) [ ]
                                                                         (B) [X]

3      SEC USE ONLY

4      SOURCE OF FUNDS*
             00

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

                      7      SOLE VOTING POWER
                                   -0-

      NUMBER OF
       SHARES
    BENEFICIALLY
    OWNED BY EACH
      REPORTING
       PERSON
        WITH

       8              SHARED VOTING POWER
                            689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

       9              SOLE DISPOSITIVE POWER
                            -0-

       10             SHARED DISPOSITIVE POWER
                            689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             689,655 shares of Common Stock, including Note convertible into 689,655 shares of Common Stock

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             10.96% of the Company's shares of Common Stock, assuming conversion of the Note

14     TYPE OF REPORTING PERSON*

             IN
------ --------------

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
           (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 949470 10 8                             Page 6 of 158 Pages




Item 1.     Security and Issuer.
            -------------------

            The securities to which this Statement on Schedule 13D relates are the shares of common stock (the "Common Stock"), par value $.01 per share, of The WellCare Management Group, Inc., a New York corporation (the "Company"), whose principal executive office is located at Park West/Hurley Avenue Extension, Kingston, New York 12401. Although no person identified in Item 2 has acquired any shares of Common Stock, such persons may be deemed to be the beneficial owners of the shares of Common Stock reported in Item 5 by virtue of their acquisition of beneficial ownership of a 6.0% Subordinated Convertible Note of the Company in the principal amount of $20,000,000 due December 31, 2002 (the "Note"), entitling the holder thereof to convert such Note into of 689,655 shares of Common Stock (subject to adjustment).


Item 2.     Identity and Background.
            -----------------------

            (a), (b), (c) and (f). This Statement on Schedule 13D is being filed by The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund"), Brown Brothers Harriman & Co., a New York limited partnership and general partner of the Fund ("BBH & Co."), T. Michael Long ("Long") and Lawrence C. Tucker ("Tucker") (the Fund, BBH & Co., Long and Tucker are referred to collectively herein as the "Reporting Persons").

CUSIP No. 949470 10 8                             Page 7 of 158 Pages




            The Fund was formed to provide a vehicle for institutional and substantial corporate investors to acquire significant equity interests in medium-sized publicly owned United States corporations that could benefit from the presence of a large, management supportive shareholder with a relatively long-term investment goal. BBH & Co. is a private bank. Pursuant to a resolution adopted by the partners of BBH & Co., BBH & Co. has designated and appointed Long and Tucker, or either of them, the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the shares of Common Stock into which the Notes are convertible.

            The address of the principal business and principal offices of each of the Fund and BBH & Co. is 59 Wall Street, New York, New York 10005.

            The business address of each of Long and Tucker is 59 Wall Street, New York, New York 10005. The present principal occupation or employment of each of Long and Tucker is as a general partner of BBH & Co. Long and Tucker are citizens of the United States.

            The name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in

CUSIP No. 949470 10 8                             Page 8 of 158 Pages




which such employment is conducted) and the citizenship of each general partner of BBH & Co. is set forth on Schedule I hereto and is incorporated herein by reference.

      (d) and (e). During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on
Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            Pursuant to the Note Purchase Agreement (a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), dated as of January 19, 1996 (the "Note Purchase Agreement"), by and between the Company and the Fund, the Company issued, and the Fund acquired from the Company, the Note for a purchase price (the "Purchase Price") of $20,000,000, upon the terms and subject to the conditions set forth in the Note Purchase Agreement.

CUSIP No. 949470 10 8                             Page 9 of 158 Pages




            The funds used by the Fund to pay the Purchase Price were obtained by the Fund from capital contributions made by its partners pursuant to pre-existing capital commitments.

            The Note (a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference) provides that the Company may at any time on or after January 19, 2000, at its option, redeem all of the outstanding principal amount of the Note. The Note may be converted at the holder's option into a number of shares of Common Stock equal to the principal amount of the Note being converted divided by the "Conversion Price," set at $29.00, but subject to anti-dilution adjustments described in the Note.


Item 4.     Purpose of Transaction.
            ----------------------

            The Fund has acquired the Note for investment purposes. The Note Purchase Agreement and the Registration Rights Agreement (a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), dated January 19, 1996, between the Company and the Fund (the "Registration Rights Agreement"), contain, among other things, certain provisions which relate to (i) the acquisition of additional securities of the Company, (ii) the disposition of securities of the Company and (iii) a change in the present Board of Directors of the Company, including plans to change the number of directors and to fill the vacancy on the Board.

CUSIP No. 949470 10 8                             Page 10 of 158 Pages




            In addition, the Note provides that upon the default by the Company in the payment of interest on the Note that continues for 180 days or a breach of any of the Company's agreements contained in the Note, the Note Purchase Agreement or the Registration Rights Agreement that continues unremedied for 180 days, the number of members of the Board of Directors of the Company shall be increased by one and that the Company shall cause a designee of the holders of a majority of the outstanding Notes to fill such vacancy. The right of such holders to designate such director shall continue until such time as all interest on the Note shall have been paid in full and there shall exist no breach of the Company's agreements contained in the Note, the Note Purchase Agreement or the Registration Rights Agreement.

            The Fund has agreed in the Note Purchase Agreement that it will not until the earlier of (i) the first anni versary of the date on which the Fund ceases to hold any Notes and (ii) December 31, 2002, independently or as a member of a group, purchase any shares of Common Stock that, if the price for such shares when aggregated with the purchase price of any shares of Common Stock (other then shares of Common Stock issued upon conversion of all or any portion of the Notes) purchased thereby subsequent to the date of the Note Purchase Agreement, exceeds $10,000,000. Subject to the above limitation, the Reporting Persons may from time to time acquire additional shares of Common Stock

CUSIP No. 949470 10 8                             Page 11 of 158 Pages




in the open market or in privately negotiated transactions, subject to availability of the shares of Common Stock at prices deemed favorable, the Company's business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Notes or shares of Common Stock in the open market or in privately negotiated transactions subject to the terms of the Note Purchase Agreement and to the factors and conditions referred to above.

            Except as described in the Note Purchase Agree ment, the Note and the Registration Rights Agreement, and as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extra ordinary corporate transaction, such as a merger, reorga nization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or

CUSIP No. 949470 10 8                             Page 12 of 158 Pages




corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

            (a) through (c). As set forth above, on January 19, 1996, the Company issued to the Fund, and the Fund acquired from the Company, the Note, which is in the principal amount of $20,000,000.

            Giving effect to the conversion of the Note, the Fund beneficially owns 689,655 shares of Common Stock, representing approximately 10.96% of the outstanding shares of Common Stock (assuming the conversion of the Notes and based on the number of shares of Common Stock outstanding as of January 11, 1996 as represented by the Company in the Note Purchase Agreement).

            By virtue of BBH & Co.'s relationship with the Fund, BBH & Co. may be deemed to own beneficially 689,655

CUSIP No. 949470 10 8                             Page 13 of 158 Pages




shares of Common Stock, representing approximately 10.96% of the outstanding shares of Common Stock (assuming the conversion of the Notes and based on the number of shares of Common Stock outstanding as of January 11, 1996 as repre sented by the Company in the Note Purchase Agreement). By virtue of the resolution adopted by BBH & Co. designating Long and Tucker, or either of them, as the sole and exclusive partners of BBH & Co. having voting power (including the power to vote or to direct the voting) and investment power (including the power to dispose or to direct the disposition) with respect to the Notes, and the Common Stock issuable upon conversion of the Notes, each of Long and Tucker may be deemed to own beneficially 689,655 shares of Common Stock, representing approximately 10.96% of the outstanding shares of Common Stock (assuming the conversion of the Notes and based on the number of shares of Common Stock outstanding as of January 11, 1996 as repre sented by the Company in the Note Purchase Agreement).

            Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified on Schedule I, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            (d). To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of

CUSIP No. 949470 10 8                             Page 14 of 158 Pages




dividends from, or the proceeds from the sale of, the shares of Common Stock issuable upon conversion of the Notes.

            (e).  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to the Common Stock
            of the Issuer.
            ----------------------------------------------

            The Company has entered into the Registration Rights Agreement with the Fund, on the terms and conditions set forth therein, giving the Fund, among other things, the right, on the terms and conditions set forth therein, to require the Company to register for sale to the public the Note and any shares of Common Stock acquired by the Fund upon conversion of the Notes.

            In addition, pursuant to the Note Purchase Agreement, Robert W. Morey, Jr. and Edward A. Ullmann (the "Principal Shareholders") have entered into an agreement pursuant to which each Principal Shareholder agrees that he shall vote all shares of Common Stock of the Company, all other securities of the Company that are entitled to vote for directors and all proxies (unless otherwise directed by the stockholder submitting such proxy), in each case which he has the right to vote or power to direct the vote, in favor of the election to the Board of Directors of the Company (i) any nominee that the Purchaser shall have the right to designate for elections to the Board of Directors of the Company pursuant to the Note Purchase Agreement and (ii) any nominee of the holders of a majority of the

CUSIP No. 949470 10 8                             Page 15 of 158 Pages




outstanding principal amount of the Notes that such holders shall have the right to designate for election to the Board of Directors of the Company pursuant to the Notes.

            Also, the Company and each Principal Shareholder have each agreed that it or he will promptly notify and consult with the Fund with respect to any proposed recapitalization, merger, consolidation or other similar transaction, any other transaction that could result in a Change of Control (as defined in the Notes) of the Company or any proposed amendment to the Company's Certificate of Incorporation or By-laws that could result in a change in corporate governance of the Company, and, if any such event or transaction occurs, the Company and each Principal Shareholder have agreed to act in the best interests of all shareholders of the Company.

            As a result of the agreements described in the two immediately preceding paragraphs, Messrs. Ullmann and Morey and the Reporting Persons may be deemed to be members of a group that beneficially owns all the shares beneficially owned by the members of such group. Each of the Reporting Persons disclaims membership in such group.

            Moreover, pursuant to the Note Purchase Agreement, so long as the Reporting Persons continue to hold at least 25% of the total number of shares of Common Stock, if any Principal Shareholder at any time or from time to time proposes or agrees to sell or transfer to a Person (as defined in the Note Purchase Agreement) or a group of

CUSIP No. 949470 10 8                             Page 16 of 158 Pages




Persons, in any transaction or series of related transactions, twenty percent (20%) or more of the shares of Common Stock held by him, the Principal Shareholder(s) proposing such disposition is required to give written notice of such proposed sale to the Reporting Persons within 15 Business Days (as defined in the Note Purchase Agreement) prior to the date of such sale. Such notice must state the price and other terms of the proposed transaction, as well as the number of shares proposed to be sold.

            Except as described elsewhere in this Statement and as set forth in the Note Purchase Agreement, the Note and the Registration Rights Agreement, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.     Material To Be Filed as Exhibits.
            --------------------------------

            1. Note Purchase Agreement, dated as of January 19, 1996, by and between the Company and the Fund.

CUSIP No. 949470 10 8                             Page 17 of 158 Pages




            2. 6.0% Subordinated Convertible Note Due December 31, 2002 in the aggregate principal amount of $20,000,000 as issued to the Fund on January 19, 1996.

            3. Registration Rights Agreement, dated as of January 19, 1996, between the Company and the Fund.

CUSIP No. 949470 10 8                             Page 18 of 158 Pages





                                SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated:  January __, 1996


                              THE 1818 FUND II, L.P.

                              By:  Brown Brothers Harriman & Co.,
                                    General Partner


                              By:  /s/ Lawrence C. Tucker
                                   ------------------------------
                                   Name:   Lawrence C. Tucker
                                   Title:  Partner



                              BROWN BROTHERS HARRIMAN & CO.



                              By:  /s/ Lawrence C. Tucker
                                   ------------------------------
                                   Name:  Lawrence C. Tucker
                                   Title:  Partner



                              /s/ T. Michael Long
                              ------------------------------
                              T. Michael Long



                              /s/ Lawrence C. Tucker
                              ------------------------------
                              Lawrence C. Tucker

CUSIP No. 949470 10 8                             Page 19 of 158 Pages




                               SCHEDULE I
                               ----------

      Set forth below are the names and positions of all of the general partners of BBH & Co. The principal occupation or employment of each person listed below is private banker, and, unless otherwise indicated, the business address of each person is 59 Wall Street, New York, New York 10005. Unless otherwise indicated, each person listed below is a citizen of the United States.


                                              Business Address
                                              (if other than as
             Name                             indicated above)
             ----                             ----------------

Peter B. Bartlett

Brian A. Berris

Walter H. Brown

Douglas A. Donahue, Jr.          40 Water Street
                                 Boston, Massachusetts 02109

Anthony T. Enders

Alexander T. Ercklentz

Terrence M. Farley

Elbridge T. Gerry, Jr.

Kyosuko Kashimoto                8-14 Nihonbashi 30-Chome Chuo-ku
(citizen of Japan)               Tokyo 103, Japan

Noah T. Herndon

Landon Hilliard

Radford W. Klotz, Jr.

Michael Kraynak, Jr.

T. Michael Long

Hampton S. Lynch, Jr.

Michael W. McConnell

William H. Moore III

CUSIP No. 949470 10 8                             Page 20 of 158 Pages




                                              Business Address
                                              (if other than as
             Name                             indicated above)
             ----                             ----------------

Donald B. Murphy

John A. Nielsen

Eugene C. Rainis

A. Heaton Robertson              40 Water Street
                                 Boston, Massachusetts  02109

Jeffrey A. Schoenfeld

Stokley P. Towles                40 Water Street
                                 Boston, Massachusetts 02109

Lawrence C. Tucker

Maarten van Hengel

Douglas C. Walker                1531 Walnut Street
                                 Philadelphia, Pennsylvania  19102

Laurence F. Whittemore

Richard H. Witmer, Jr.

CUSIP No. 949470 10 8                             Page 21 of 158 Pages





                               INDEX TO EXHIBITS
                               -----------------

                                                                 Page
Exhibit                        Description                      Number
-------                        -----------                      ------

1            Note Purchase Agreement, dated as of                23
             January 19, 1996, by and between the
             Company and the Fund.

2            6.0% Subordinated Convertible Note                  100
             due December 31, 2002 in the aggre-
             gate principal amount of $20,000,000
             as issued to the Fund on January 19,
             1996.

3            Registration Rights Agreement dated                 133
             January 19, 1996, between the Company
             and the Fund.

                                                                       EXHIBIT 1

                                                                       EXHIBIT 1







--------------------------------------------------------------------------------











                             NOTE PURCHASE AGREEMENT

                                 By and Between

                       THE WELLCARE MANAGEMENT GROUP, INC.

                                       And

                             THE 1818 FUND II, L.P.




                          ----------------------------

                          Dated as of January 19, 1996
                          ----------------------------












--------------------------------------------------------------------------------

                                TABLE OF CONTENTS


                                                                      PAGE

ARTICLE 1      DEFINITIONS.............................................1

      1.1      Definitions.............................................1
      1.2      Accounting Terms; Financial Statements..................6

ARTICLE 2      PURCHASE AND SALE OF NOTES..............................7

      2.1      Purchase and Sale of Notes..............................7
      2.2      Fees....................................................7
      2.3      Closing.................................................7

ARTICLE 3      CONDITIONS TO THE OBLIGATION
               OF THE PURCHASER TO CLOSE ..............................7

      3.1      Representations and Warranties True.....................8
      3.2      Compliance with this Agreement..........................8
      3.3      Officer's Certificate...................................8
      3.4      Secretary's Certificate.................................8
      3.5      Documents...............................................8
      3.6      Purchase Permitted by Applicable Laws; Legal
               Investment..............................................8
      3.7      Opinion of Counsel......................................9
      3.8      Approval of Counsel to the Purchaser....................9
      3.9      Consents and Approvals..................................9
      3.10     No Material Adverse Change..............................9
      3.11     Due Diligence...........................................9
      3.12     Conduct of Business....................................10
      3.13     Registration Rights Agreement..........................10
      3.14     Certificate of Incorporation and By-Laws
               of the Company.........................................10
      3.15     Market Conditions......................................10
      3.16     No Litigation..........................................10
      3.17     No Default or Breach...................................10

ARTICLE 4      CONDITIONS TO THE OBLIGATION
               OF THE COMPANY TO CLOSE................................11

      4.1      Representations and Warranties True....................11
      4.2      Compliance with this Agreement.........................11
      4.3      Issuance Permitted by Applicable Laws..................11
      4.4      Approval of Counsel to the Company.....................11
      4.5      Consents and Approvals.................................11

ARTICLE 5      REPRESENTATIONS AND
               WARRANTIES OF THE COMPANY..............................12

      5.1      Corporate Existence and Power..........................12

                                                                     PAGE

      5.2      Corporate Authorization; No Contravention..............12
      5.3      Governmental Authorization; Third
               Party Consents.........................................13
      5.4      Binding Effect; Use of Proceeds........................13
      5.5      No Legal Bar...........................................14
      5.6      Litigation.............................................14
      5.7      No Default or Breach...................................14
      5.8      Use of Proceeds; Margin Regulations....................15
      5.9      Title to Properties....................................15
      5.10     Taxes..................................................15
      5.11     Financial Condition....................................15
      5.12     No Material Adverse Change.............................16
      5.13     Commission Documents...................................16
      5.14     Environmental Matters..................................16
      5.15     Investment Company.....................................17
      5.16     Subsidiaries...........................................17
      5.17     Capitalization.........................................17
      5.18     Regulatory Matters.....................................18
      5.19     Private Offering.......................................18
      5.20     Broker's, Finder's or Similar Fees.....................18
      5.21     Full Disclosure........................................18
      5.22     Providers..............................................19
      5.23     Large Employer Group Contracts.........................19
      5.24     Reinsurance Agreements.................................19

ARTICLE 6      REPRESENTATIONS, WARRANTIES,
               COVENANTS AND AGREEMENTS OF THE PURCHASER..............20

      6.1      Existence and Power....................................20
      6.2      Authorization; No Contravention........................20
      6.3      Binding Effect.........................................20
      6.4      No Legal Bar...........................................20
      6.5      Purchase for Own Account...............................20
      6.6      Broker's, Finder's or Similar Fees.....................21
      6.7      Purchase of Additional Common Shares...................21

ARTICLE 7      INDEMNIFICATION........................................22

      7.1      Indemnification by the Company.........................22
      7.2      Notification...........................................23
      7.3      Registration Rights Agreement..........................24

ARTICLE 8      AFFIRMATIVE COVENANTS..................................24

      8.1      Financial Statements...................................24
      8.2      Certificates; Other Information........................25
      8.3      Preservation of Existence..............................25
      8.4      Payment of Obligations.................................26
      8.5      Compliance with Laws...................................26
      8.6      Notices................................................26
      8.7      Issue Taxes............................................27
      8.8      Payment and Conversion of Notes........................27

                                                                     PAGE

      8.9      Inspection.............................................27
      8.10     Registration and Listing...............................28
      8.11     Shareholder Agreement..................................28
      8.12     HSR Act Filing.........................................28
      8.13     Board Representation; Management Rights................28
      8.14     Principal Shareholder Agreement........................30

      ARTICLE 9     NEGATIVE COVENANTS................................30

      9.1      Consolidations and Mergers.............................30
      9.2      Transactions with Affiliates...........................31
      9.3      Use of Proceeds........................................31
      9.4      No Inconsistent Agreements.............................32
      9.5      Offer or Sale of Notes.................................32

ARTICLE 10     DISPOSITIONS...........................................32

      10.1     Dispositions by Principal Shareholders.................32
      10.2     Dispositions by the Purchaser..........................32
      10.3     Private Sale...........................................34
      10.4     Legends................................................35

ARTICLE 11     MISCELLANEOUS..........................................35

      11.1     Survival of Provisions.................................35
      11.2     Notices................................................36
      11.3     Successors and Assigns.................................37
      11.4     Amendment and Waiver...................................37
      11.5     Counterparts; Headings.................................37
      11.6     Expenses...............................................38
      11.7     Determinations.........................................38
      11.8     Governing Law..........................................38
      11.9     Jurisdiction...........................................38
      11.10  Severability.............................................38
      11.11  Rules of Construction....................................39
      11.12  Remedies.................................................39
      11.13  Entire Agreement.........................................39
      11.14  Attorneys' Fees..........................................39
      11.15  Publicity................................................39
      11.16  Confidentiality..........................................40


EXHIBITS
Exhibit A       Form of 6.0% Subordinated Convertible Note
Exhibit B       Form of Registration Rights Agreement
Exhibit C       Opinion of Epstein, Becker & Green, P.C.
Exhibit D       Insider Trading Policy of the Company

SCHEDULES

            NOTE PURCHASE AGREEMENT, dated as of January 19, 1996, by and between The WellCare Management Group, Inc., a New York corporation (the "COMPANY"), and The 1818 Fund II, L.P., a Delaware limited partnership (the "PURCHASER").

            The Company proposes that the Company issue to the Purchaser, and the Purchaser purchase, 6.0% Subordinated Convertible Notes in the aggregate principal amount of $20,000,000 (the "NOTES"), upon the terms and subject to the conditions set forth in this Agreement.

            For consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE 1

                                   DEFINITIONS

            1.1 DEFINITIONS. As used in this Agreement, and unless the context requires a different meaning, the follow ing terms have the meanings indicated:

            "AFFILIATE" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

            "AGREEMENT" means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.

            "BANKRUPTCY LAW" means Title 11, U.S. Code or any other federal, state or foreign law for the relief of debtors, as any such laws may be amended from time to time.

            "BUSINESS DAY" means any day other than a Satur day, Sunday or other day on which commercial banks in the State of New York are authorized or required by law to close.

            "CLASS A COMMON STOCK" means the Class A Common Stock, par value $.01 per share, of the Company.

            "CLOSING" has the meaning assigned to that term in
Section 2.3.

            "CLOSING DATE" means the date specified in Sec tion 2.3.

            "CODE" means the Internal Revenue Code of 1986, as amended.

            "COMMISSION" means the Securities and Exchange Commission or any similar agency then having jurisdiction to enforce the Securities Act.

            "COMMON SHARES" means the shares of common stock, par value $.01, of the Company.

            "COMMON STOCK OF THE COMPANY" means Class A Common Stock, Common Shares and any other series or class of common stock of the Company.

            "COMMISSION DOCUMENTS" has the meaning assigned to that term in Section 5.13.

            "COMPANY" means The WellCare Management Group,
Inc., a New York corporation.

            "COMPANY'S KNOWLEDGE" shall mean any fact or circumstance that is known to, or could reasonably be expected to come to the attention of, Ullmann, Marystephanie Corsones or Robert Goff.

            "CONDITION OF THE COMPANY" means the assets, busi ness, properties, operations or financial condition of the Company and its Subsidiaries, taken as a whole, after giving effect to this Agreement.

            "CONSOLIDATED NET WORTH" means, as of the date of determination with respect to any Person, the consolidated stockholders' equity and surplus of such Person and its Subsidiaries, determined in accordance with GAAP.

            "CONTINGENT OBLIGATION" means, as applied to any Person, any direct or indirect liability of that Person with respect to any Indebtedness, lease, dividend, guaranty, let ter of credit or other obligation (the "PRIMARY OBLIGATION") of another Person (the "PRIMARY OBLIGOR"), including, with out limitation, any obligation of such Person, whether or not contingent, (a) to purchase, repurchase or otherwise acquire such primary obligations or any property constitut ing direct or indirect security therefor, or (b) to advance or provide funds (i) for the payment or discharge of any such primary obligation, or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet item, level of income or financial condition of the primary obligor or (c) to purchase property, securities or services primarily for the (purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (d) otherwise to assure or hold harmless the owner of any such primary obli gation against loss in respect thereof. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obliga tion in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the Company in good faith.

            "CONTRACTUAL OBLIGATIONS" means as to any Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

            "CONVERSION SHARES" means the Common Shares issued or issuable upon conversion of the Notes.

            "ENVIRONMENTAL LAWS" means any federal, state, or local law, common law doctrine, rule, order, decree, judg ment, injunction, license, permit or regulation relating to environmental matters, including those pertaining to land use, air, soil, surface water, ground water (including the protection, cleanup, removal, remediation or damage thereof), or any other environmental matter, together with any other laws (federal, state or local) relating to emis sions, discharges, releases or threatened releases of any contaminant including, without limitation, medical, bio logical, biohazardous or radioactive waste and materials, into ambient air, land, surface water, groundwater, personal property or structures, or otherwise relating to the manu facture, processing, distribution, use, treatment, storage, disposal, transportation, discharge or handling of any contaminant, including, without limitation, the Comprehen sive Environmental Response, Compensation, and Liability Act (42 U.S.C. ss. 9601 ET SEQ.), the Hazardous Material Transportation Act (49 U.S.C. ss. 1801 ET SEQ.), the Resource Conservation and Recovery Act (42 U.S.C. ss. 6901 ET SEQ.), the Federal Water Pollution Control Act (33 U.S.C. ss. 1251 ET SEQ.), the Clean Air Act (42 U.S.C. ss. 1251 ET SEQ.), and thE Toxic Substances Control Act (15 U.S.C. ss. 2601 ET SEQ.), as such laws have been amended or supplemented and any analogous future federal, or present or future state or local laws, statutes and regulations promulgated thereunder.

            "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder.

            "50% THRESHOLD" has the meaning provided therefor in Section 10.2(c).

            "GAAP" means generally accepted accounting principles in the United States in effect from time to time.

            "GOVERNMENTAL AUTHORITY" means the government of any nation, state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing, including without limitation United States Federal and State insurance and health offices or commissions.

            "HAZARDOUS MATERIALS" means those substances which are regulated by or form the basis of liability under any Environmental Laws.

            "HOLDER" means the Purchaser and any subsequent direct or indirect transferee of Notes or Conversion Shares other than a transferee who has acquired Notes or Conversion Shares that have been the subject of a distribution pursuant to a registered public offering, or, in the case of Conversion Shares, a transferee who has acquired such Conversion Shares after such shares have been the subject of a distribution to the public pursuant to Rule 144 or otherwise distributed under circumstances not requiring a legend as described in Section 6.5.

            "HSR ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations of the Federal Trade Commission thereunder.

            "INDEBTEDNESS" means as to any Person (a) all obligations of such Person for borrowed money (including, without limitation, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured),(b) all obligations evidenced by notes, bonds, debentures or similar instru ments, (c) all obligations to pay the deferred purchase price of property or services, except trade accounts payable and accrued liabilities arising in the ordinary course of business, (d) all interest rate and currency swaps and simi lar agreements under which payments are obligated to be made, whether periodically or upon the happening of a con tingency, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to reposses sion or sale of such property), (f) all obligations under leases which have been or should be, in accordance with

GAAP, recorded as capital leases, (g) all indebtedness secured by any Lien on any property or asset owned or held by that Person regardless of whether the indebtedness secured thereby shall have been assumed by that Person or is non-recourse to the credit of that Person, and (h) any Contingent Obligation for any of the foregoing.

            "LIEN" means any mortgage, deed of trust, pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including, without limitation, those created by, arising under or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a cap italized lease obligation, or any financing lease having substantially the same economic effect as any of the fore going).

            "MOREY" means Mr. Robert W. Morey, Jr.

            "NASDAQ" shall mean the National Market System of the Nasdaq Stock Market.

            "NOTES" means the 6.0% Subordinated Convertible Notes due December 31, 2002 of the Company in substantially the form of Exhibit A hereto.

            "PERSON" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

            "PRINCIPAL SHAREHOLDER" means Morey and Ullmann, individually, and "Principal Shareholders" means Morey and Ullmann, collectively.

            "PURCHASER" means The 1818 Fund II, L.P., a Delaware limited partnership.

            "REGISTRATION RIGHTS AGREEMENT" means the Registration Rights Agreement in the form attached hereto as Exhibit B.

            "REQUIREMENTS OF LAW" means as to any Person, the Certificate of Incorporation and By-laws or other organiza tional or governing documents of such Person, and any law, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority, in each case appli-cable or binding upon such Person or any of its property or to which such Person or any of its property is subject.

            "RULE 144" or "RULE 144A" means Rule 144 or Rule 144A, as the case may be, as promulgated by the Commission under the Securities Act, and any successor rule or regulation thereto.

            "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

            "SOLVENT" means, with respect to any Person, that the fair saleable value of the assets and property of such Person is, on the date of determination, greater than the total amount of liabilities (including contingent and unliq uidated liabilities) of such Person as of such date and that, as of such date, such Person is able to pay all lia bilities of such Person as such liabilities mature. In computing the amount of contingent or liquidated liabilities at any time, such liabilities will be computed as the amount which, in light of all the facts and circumstances existing at such time, represents the amount that is probable to become an actual or matured liability.

            "SUBSIDIARY" means, with respect to any Person, a corporation or other entity of which 50% or more of the vot ing power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

            "TIME OF PURCHASE" has the meaning provided there for in Section 2.3.

            "ULLMANN" means Mr. Edward A. Ullmann.

            1.2 ACCOUNTING TERMS; FINANCIAL STATEMENTS. All accounting terms used herein not expressly defined in this Agreement shall have the respective meanings given to them in accordance with sound accounting practice. The term "sound accounting practice" shall mean such accounting prac tice as, in the opinion of the independent accountants reg ularly retained by the Company, conforms at the time to GAAP in the United States applied on a consistent basis except for changes with which such accountants concur. If any changes in accounting principles are hereafter occasioned by promulgation of rules, regulations, pronouncements or opin ions by or are otherwise required by the Financial Account ing Standards Board or the American Institute of Certified Public Accountants (or successors thereto or agencies with



                                                                              32


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                                                                               7




similar functions), and any of such changes results in a change in the method of calculation of, or affect the results of such calculation of, any of the financial cove nants, standards or terms found herein, then the parties hereto agree to enter into and diligently pursue negoti ations in order to amend such financial covenants, standards or terms so as to reflect fairly and equitably such changes, with the desired result that the criteria for evaluating the Company's financial condition and results of operations shall be the same after such changes as if such changes had not been made.


                                    ARTICLE 2

                           PURCHASE AND SALE OF NOTES

            2.1 PURCHASE AND SALE OF NOTES. Subject to the terms and conditions herein set forth, the Company agrees that it will issue to the Purchaser, and the Purchaser agrees that it will acquire from the Company, at the Time of Purchase one or more Notes for an aggregate purchase price of $20,000,000 (the "PURCHASE PRICE"). The Purchaser shall pay the Company the Purchase Price in immediately available funds by wire transfer to an account previously designated by the Company in a notice delivered to the Purchaser one day prior to the Closing Date; PROVIDED that the Purchaser shall deduct from such payment the facility fee payable to the Purchaser at the Time of Purchase pursuant to
Section 2.2.

            2.2 FEES. The Company shall pay to the Purchaser at the Time of Purchase a facility fee equal to $800,000, which payment shall be made by way of deduction from the Purchase Price as provided in Section 2.1 hereof.

            2.3 CLOSING. The purchase and issuance of the Notes shall take place at the closing (the "CLOSING") to be held at the offices of Paul, Weiss, Rifkind Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064 on Friday, January 19, 1996 at 10:00 a.m., New York City time, or at such other place or such other time or date as the Company and the Purchaser may agree upon (the "Closing Date"). The time at which such Closing shall be concluded is herein called the "TIME OF PURCHASE."

                                    ARTICLE 3

                          CONDITIONS TO THE OBLIGATION
                            OF THE PURCHASER TO CLOSE

            The obligation of the Purchaser to purchase the Notes, to pay the Purchase Price at the Closing and to perform any obligations hereunder shall be subject to the satisfaction or waiver of the following conditions on or before the Closing Date:

            3.1 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of the Company contained in Article 5 hereof shall be true and correct in all material respects at and as of the Time of Purchase (and after giving effect to the transactions contemplated hereby) as if made at and as of such date.

            3.2 COMPLIANCE WITH THIS AGREEMENT. The Company shall have performed and complied in all material respects with all of its agreements and conditions set forth or contemplated herein that are required to be performed or complied with by the Company on or before the Closing Date.

            3.3 OFFICER'S CERTIFICATE. The Purchaser shall have received a certificate, dated the Closing Date and signed by the President or a Vice President of the Company, certifying that the conditions set forth in Sections
3.1 and 3.2 hereof have been satisfied on and as of such date.

            3.4 SECRETARY'S CERTIFICATE. The Purchaser shall have received a certificate, dated the Closing Date and signed by the Secretary or an Assistant Secretary of the Company, certifying the truth and correctness of attached copies of the Certificate of Incorporation and By-Laws of the Company and the resolutions of the Board of Directors of the Company approving this Agreement and the transactions contemplated hereby.

            3.5 DOCUMENTS. The Purchaser shall have received copies of such documents as it reasonably may request in connection with the sale of the Notes and the transactions contemplated hereby, all in form and substance reasonably satisfactory to the Purchaser.

            3.6 PURCHASE PERMITTED BY APPLICABLE LAWS; LEGAL INVESTMENT. The acquisition of and payment for the Notes to be acquired by the Purchaser hereunder, and the consummation of the transactions contemplated hereby (a) shall not be prohibited by any applicable law or governmental regulation, (b) shall not subject the Purchaser to any penalty under or pursuant to any applicable law or governmental regulation and (c) shall be permitted by the laws and regulations of the jurisdictions to which it is subject.

            3.7 OPINION OF COUNSEL. The Purchaser shall have received the opinion of Epstein Becker & Green, P.C., coun sel to the Company, dated the Closing Date, substantially in the form of Exhibit C.

            3.8 APPROVAL OF COUNSEL TO THE PURCHASER. All actions and proceedings hereunder and all documents required to be delivered by the Company hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall have been reasonably acceptable to Paul, Weiss, Rifkind, Wharton & Garrison, counsel to the Purchaser, as to their form and substance.

            3.9 CONSENTS AND APPROVALS. All consents, exemp tions, authorizations, or other actions by, or notices to, or filings with, Governmental Authorities and other Persons, including with respect to Contractual Obligations of the Company, necessary or required in connection with the execu tion, delivery or performance (including, without limita tion, the issuance of the Notes and the issuance of the Conversion Shares) by the Company or enforcement against the Company of this Agreement, the Notes or the Registration Rights Agreement (other than, with respect to the issuance of Conversion Shares, any required pre-merger notification and related filings pursuant to the HSR Act, the filing of a notification with Nasdaq upon the first issuance of any Conversion Shares and filings under the Securities Act, any applicable state securities or "blue sky" laws upon the issuance of any Conversion Shares to any Person other than the Purchaser and any other required approval under Section 98.9 of Article 44 of the New York Public Health Law) shall have been obtained and be in full force and effect and the Purchaser shall have been furnished with appropriate evidence thereof.

            3.10 NO MATERIAL ADVERSE CHANGE. Except as set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "1994 Form 10-K") or in the Company's Reports on Form 10-Q for the quarterly periods ended March 31, 1995, June 30, 1995 and Septem ber 30, 1995 (the "1995 Forms 10-Q"), there shall have been no material adverse change in the Condition of the Company since December 31, 1994.

            3.11 DUE DILIGENCE. The Purchaser shall have completed its due diligence review of the Condition of the Company and shall be reasonably satisfied with the results of such review.

            3.12 CONDUCT OF BUSINESS. The Company and its Subsidiaries shall have conducted their business in the ordinary course from the date hereof to the Closing Date.

            3.13 REGISTRATION RIGHTS AGREEMENT. The Company shall have duly executed and delivered to the Purchaser the Registration Rights Agreement.

            3.14 CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE COMPANY. No amendments to the Certificate of Incorporation or By-Laws of the Company as in effect on the date hereof shall have been effected.

            3.15 MARKET CONDITIONS. Prior to the Closing Date, (a) trading in securities generally on the NYSE shall not have been suspended or limited or minimum or maximum prices shall not have been generally established on such exchange, or additional material governmental restrictions, not in force on the date of this Agreement, shall not have been imposed upon trading in securities generally by such exchange or by order of the Commission or any court or other Governmental Authority, (b) a general banking moratorium shall not have been declared by either federal or New York State authorities and (c) any material adverse change in the financial or securities markets in the United States or in political, financial or economic conditions in the United States or any outbreak or material escalation of hostilities or declaration by the United States of a national emergency or war or other calamity or crisis shall not have occurred.

            3.16 NO LITIGATION. Except as set forth in SCHEDULE 3.16, no action, suit, proceeding, claim or dispute shall have been brought or otherwise arisen at law, in equity, in arbitration or before any Governmental Authority against the Company or any of its Subsidiaries which would, if adversely determined, (i) have a material adverse effect on the Condition of the Company or (ii) have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, the Notes or the Registration Rights Agreement.

            3.17 NO DEFAULT OR BREACH. Neither the Company nor any of its Subsidiaries shall have been in default under or with respect to any Contractual Obligation in any respect, which, individually or together with all such defaults, would be materially adverse to the Condition of the Company or which could materially adversely affect the ability of the Company to perform its obligations under this Agreement, the Notes or the Registration Rights Agreement.

                                    ARTICLE 4

                          CONDITIONS TO THE OBLIGATION
                             OF THE COMPANY TO CLOSE

            The obligations of the Company to issue and sell the Notes, and to perform any other obligations hereunder, shall be subject to the satisfaction or waiver of the fol lowing conditions on or before the Closing Date:

            4.1 REPRESENTATIONS AND WARRANTIES TRUE. The representations and warranties of the Purchaser contained in Section 6 hereof shall be true and correct in all material respects at and as of the Time of Purchase (and after giving effect to the transactions contemplated hereby) as if made at and as of such date.

            4.2 COMPLIANCE WITH THIS AGREEMENT. The Pur chaser shall have performed and complied with all of its agreements and conditions set forth or contemplated herein that are required to be performed or complied with by the Purchaser on or before the Closing Date.

            4.3 ISSUANCE PERMITTED BY APPLICABLE LAWS. The issuance of the Notes to be issued by the Company hereunder and the consummation of the transactions contemplated hereby (a) shall not be prohibited by any applicable law or govern mental regulation, (b) shall not subject the Company to any penalty under or pursuant to any applicable law or governmental regulation and (c) shall be permitted by the laws and regulations of the jurisdictions in which it is subject.

            4.4 APPROVAL OF COUNSEL TO THE COMPANY. All actions and proceedings hereunder and all documents required to be delivered by the Purchaser hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall have been rea sonably acceptable to Epstein Becker & Green, P.C., counsel to the Company, as to their form and substance.

            4.5 CONSENTS AND APPROVALS. All consents, exemp tions, authorizations, or other actions by, or notices to, or filings with, Governmental Authorities and other Persons necessary or required in connection with the execution, delivery or performance by the Purchaser or enforcement against the Purchaser of this Agreement shall have been obtained and be in full force and effect, and the Company shall have been furnished with appropriate evidence thereof.

                                    ARTICLE 5

                               REPRESENTATIONS AND
                            WARRANTIES OF THE COMPANY

          The Company hereby represents and warrants to the Purchaser as follows:

            5.1 CORPORATE EXISTENCE AND POWER. The Company and each of its Subsidiaries:

                  (a)   is duly incorporated, validly existing
and in good standing under the laws of the jurisdiction of its incorporation;

                  (b) has (i) full corporate power and authority and (ii) all governmental licenses, franchises, permits, certificates, authorizations, consents and approvals to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is currently proposed to be, engaged;

                  (c) except as otherwise set forth on SCHEDULE 5.1(C), is duly qualified as a foreign corporation, licensed and in good standing under the laws of each juris diction where its ownership, lease or operation of property or the conduct of its business requires such qualification; and

                  (d)   is in compliance with all Requirements
of Law;

except, in the case of (b)(ii), (c) or (d) of this Sec tion 5.1, to the extent that the failure to do so would not have a material adverse effect on the Condition of the Company.

            5.2 CORPORATE AUTHORIZATION; NO CONTRAVENTION. The execution, delivery and performance by the Company of this Agreement, the Notes, the Registration Rights Agreement and the transactions contemplated hereby and thereby, including without limitation the issuance of the Notes and the Conversion Shares:

                  (a)   is within the Company's power and
authority and has been duly authorized by all necessary action;

                  (b)   does not contravene the terms of the
Company's Certificate of Incorporation or By-laws or other organizational or governing documents of the Company or any of its Subsidiaries, or any amendment thereof; and

                  (c) except as set forth on SCHEDULE 5.2(C), will not violate, conflict with or result in any breach or contravention of or the creation of any Lien under, (i) any Contractual Obligation of the Company or any of its Subsidiaries, or (ii) any order or decree directly relating to the Company or any of its Subsidiaries, except, in the case of (i), any violation, conflict, breach, contravention or creation of Lien that would not, individually or in the aggregate have a material adverse effect on the Condition of the Company.

            5.3 GOVERNMENTAL AUTHORIZATION; THIRD PARTY CONSENTS. Other than, with respect to the issuance of Conversion Shares, (i) any required pre-merger notification and related filings under the HSR Act (ii) the filing of a notification with Nasdaq upon the first issuance of any Conversion Shares and
(iii) filings under the Securities Act and any applicable state securities or "blue sky" laws upon the issuance of any Conversion Shares to any Person other than the Purchaser, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any (a) Governmental Authority or (b) any other Person, is necessary or required in connection with the execution, delivery or performance by the Company or enforcement against the Company of this Agreement, the Notes, the Registration Rights Agreement or the transactions contemplated hereby or thereby except, in the case of (b) with respect to any Contractual Obligation, any such consent or other action that would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company if not obtained.

            5.4 BINDING EFFECT; USE OF PROCEEDS. This Agreement has been duly executed and delivered by the Company, and at the Time of Purchase each of the Registra tion Rights Agreement and the Notes will be duly executed and delivered by the Company, and this Agreement constitutes the legal, valid and binding obligations of the Company enforceable against the Company in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights and remedies, generally, and subject to general equitable prin ciples and at the Time of Purchase each of the Registration Rights Agreement and the Notes will constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights and reme dies, generally, and subject to general equitable princi ples. The Purchase Price will be used by the Company to repay Indebtedness, to make acquisitions or for general corporate purposes.

            5.5 NO LEGAL BAR. Neither the execution, deliv ery and performance of this Agreement, the Notes and the Registration Rights Agreement nor the borrowings under the Notes and the use of the proceeds thereof will violate any Requirement of Law or any Contractual Obligation of the Com pany or any of its Subsidiaries or any rule or regulation of NASDAQ. Except as set forth on
SCHEDULE 5.5, neither the Company nor any of its Subsidiaries has previously entered into any agreement granting any registration rights to any Person and no such agreement listed on SCHEDULE 5.5 is inconsistent with the rights to be granted to the Purchaser in the Registration Rights Agreement.

            5.6 LITIGATION. There are no actions, suits, proceedings, claims or disputes pending, or to the Company's Knowledge, threatened, at law, in equity, in arbitration or before any Governmental Authority against the Company or any of its Subsidiaries:

                  (a)   with respect to this Agreement, the
Notes or the Registration Rights Agreement or any of the transactions contemplated hereby or thereby; or

                  (b) except as set forth on SCHEDULE 5.6, which would, if adversely determined, (i) have a material adverse effect on the Condition of the Company or (ii) have a material adverse effect on the ability of the Company to perform its obligations under this Agreement, the Notes or the Registration Rights Agreement. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery, and performance of this Agreement, the Notes or the Registration Rights Agreement.

            5.7 NO DEFAULT OR BREACH. No event has occurred and is continuing or would result from the incurring of obligations by the Company under this Agreement or under the Registration Rights Agreement which constitutes, or would with notice or the passage of time constitute, a default under or breach of any of the provisions of Article 8 or 9 or an Event of Default under the Notes. Neither the Company nor any of its Subsidiaries is in default under or with respect to any Contractual Obligation that requires annual payments by the Company or any Subsidiary in excess of $100,000.00 in any respect, which, individually or together with all such defaults, would be materially adverse to the Condition of the Company, or which could materially adversely affect the ability of the Company to perform its obligations under this Agreement, the Notes or the Registration Rights Agreement. This Section 5.7 does not relate to any agreements between the Company and any provider or provider network, which agreements are subject to
Section 5.23.

            5.8 USE OF PROCEEDS; MARGIN REGULATIONS. No portion of the proceeds of the issuance of the Notes has been or will be used, directly or indirectly,
(a) to pur chase or carry margin stock as defined in Regulation G of the Federal Reserve Board, (b) to repay or otherwise refinance Indebtedness of the Company, any of its Subsidiar ies or others incurred to purchase or carry margin stock or
(c) to extend credit for the purpose of purchasing or carry ing any margin stock.

            5.9 TITLE TO PROPERTIES. The Company and each of its Subsidiaries have good record and marketable title in fee simple to, or hold leases in full force and effect in all their real property, except for such defects in title as could not, individually or in the aggregate, have a materi ally adverse effect on the Condition of the Company, or the ability of the Company to perform its obligations under this Agreement, the Notes or the Registration Rights Agreement.

            5.10 TAXES. The Company and its Subsidiaries have filed or caused to be filed, or have properly filed exten sions for, all income tax returns which are required to be filed and have paid or caused to be paid all taxes as shown on said returns and on all assessments received by it to the extent that such taxes have become due on or prior to the date hereof, except taxes the validity or amount of which is being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been set aside. The Company and its Subsidiaries have paid or caused to be paid, or have established reserves that the Company or each Subsidiary reasonably believes to be adequate in all material respects, for all income tax liabilities applicable to the Company and its Subsidiaries for all fiscal years which have not been examined and reported on by the taxing authorities (or closed by applicable statutes).

            5.11 FINANCIAL CONDITION. The Company heretofore has delivered to the Purchaser true and correct copies of audited consolidated financial statements of the Company and its Subsidiaries dated as of December 31, 1994 (the "1994 FINANCIALS") and the unaudited consolidated financial state ments of the Company and its Subsidiaries dated as of March 31, 1995, June 30, 1995 and September 30, 1995 (the

"1995 INTERIM FINANCIALS") (collectively, the "Financials"). The Financials have been prepared in accordance with GAAP applied consistently throughout the periods covered thereby, with only such deviations from GAAP as are identified in the footnotes of the Financials, and present fairly the consoli dated financial condition of the Company as of the dates thereof, and the consolidated results of operations of the Company for the period, or portion thereof, then ended (except, in the case of the 1995 Interim Financials, for normal recurring year-end adjustments and the absence of footnotes). Except as set forth in
Schedule 5.11, neither the Company nor any of its Subsidiaries has any material direct or indirect indebtedness, liability or obligation, whether known or unknown, fixed or unfixed, contingent or otherwise, and whether or not of a kind required by GAAP to be set forth on a financial statement (collectively "LIABILITIES"), other than (i) Liabilities fully and adequately reflected on the 1994 Financials and (ii) those incurred since the date of the 1994 Financials in the ordinary course of business.

            5.12 NO MATERIAL ADVERSE CHANGE. Except as set forth in the 1994 Form 10-K or in the 1995 Forms 10-Q, there has not been any material adverse change in the Condition of the Company, nor in the opinion of the Company's senior management is any such change probable.

            5.13 COMMISSION DOCUMENTS. The Company has filed all registration statements, proxy statements, reports and other documents required to be filed by it under the Securi ties Act and the Exchange Act, and all amendments thereto (collectively, the "COMMISSION DOCUMENTS"); and the Company has furnished the Purchaser correct and complete copies of all Commission Documents, each as filed with the Commission, from and after August 1993. Except as set forth on SCHEDULE 5.13, each Commission Document was true and accu rate in all material respects when filed with the Commission and in compliance in all material respects with the require ments of its respective report form.

            5.14  ENVIRONMENTAL MATTERS.

                  (a) The property, assets and operations of the Company and its Subsidiaries comply in all material respects with all applicable Environmental Laws (except to the extent that failure to comply with such Environmental Laws would not have a material adverse effect on the Condition of the Company).

                  (b)   To the Company's Knowledge, none of the
property, assets or operations of the Company or its Subsidiaries is the subject of any federal, state or local investigation evaluating whether any remedial action is needed to respond to a release of any Hazardous Materials into the environment or that is in contravention of any federal, state or local law, order or regulation that is likely to have a material adverse effect on the Condition of the Company.

                  (c) Neither the Company nor its Subsidiaries has received any notice or claim, nor are there pending, or to the Company's Knowledge threatened, lawsuits against them, with respect to violations of an Environmental Law or in connection with any release of any Hazardous Materials into the environment.

                  (d) Neither the Company nor any of its Sub sidiaries has any material contingent liability (material to the Condition of the Company) in connection with any release of any Hazardous Materials into the environment.

            5.15 INVESTMENT COMPANY. Neither the Company nor any Person controlling the Company is an "investment com pany" within the meaning of the Investment Company Act of 1940, as amended.

            5.16 SUBSIDIARIES. SCHEDULE 5.16 sets forth a complete and accurate list of all of the Subsidiaries of the Company together with their respective jurisdictions of incorporation or organization. Except as set forth on SCHEDULE 5.16, each such Subsidiary is directly or indi rectly wholly owned by the Company.

            5.17 CAPITALIZATION. As of the Closing Date, the authorized capital stock of the Company will consist of 1,599,109 shares of Class A common stock, par value $.01 per share, 20,000,000 shares of common stock, par value of $.01 per share, and 1,000,000 shares of preferred stock, par value of $.01 per share, of which as of the Closing Date 1,484,119 shares of Class A common stock, 4,793,641 shares of common stock and no shares of Preferred Stock will be issued and outstanding and 14,266 shares of common stock will be held in the Company's treasury. Except as set forth in SCHEDULE 5.17, there are no shares of capital stock of the Company reserved for issuance. All of the outstanding shares of capital stock of the Company have been duly authorized and are fully paid and non-assessable. The conversion shares to be issued upon conversion of the Notes are duly authorized, and, when so issued, will be fully paid and non-assessable. Except as set forth in SCHEDULE 5.17, there are no options, warrants or other rights to purchase shares of capital stock or other securities of the Company, nor is the Company obligated in any manner to issue shares of its capital stock or other securities. Except as contemplated hereby and for relevant state and federal securities laws, there are no restrictions on the Company's ability to transfer shares of capital stock of the Company.

            5.18 REGULATORY MATTERS. Each of the Company and each of its Subsidiaries possesses and is in compliance with all permits, licenses or other approvals and accreditations as may be required under applicable federal, state or local laws and regulations necessary to conduct its business, except for any permits, licenses or other approvals that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Company if not obtained.

            5.19 PRIVATE OFFERING. No form of general solic itation or general advertising was used by the Company or, to the Company's Knowledge, its representatives in connec tion with the offer or sale of the Notes and the Company has offered the Notes solely to the Purchaser. No registration of the Notes pursuant to the provisions of the Securities Act or any state securities or "blue sky" laws will be required by the offer, sale or issuance of the Notes pur suant to this Agreement.

            5.20 BROKER'S, FINDER'S OR SIMILAR FEES. Except as set forth herein, there are no brokerage commissions, finder's fees or similar fees or commissions payable in con nection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Company or any of its Subsidiaries, or any action taken by any such entity.


          5.21 FULL DISCLOSURE. No statement by the Company contained in this Agreement, in the Notes or the Registration Rights Agreement, or by the Company in any documents, certificates, notices, or consents (collectively, "Documents") delivered to the Purchaser in connection with the purchase and sale of the Notes at or prior to the Closing, contains (or will contain) an untrue statement of a material fact or omits (or will omit) to state a material fact required to be stated therein or necessary to make the statements made, in the light of the circumstances in which made, not materially false or misleading. Notwithstanding anything to the contrary in this Section 5.22, the Stockholders make no representations and warranties with respect to any information contained in any document that is, or relates in any manner to, a forecast, projection, opinion, an estimate of future performance or an estimate of financial performance relating to prior periods. This Section 5.22 does not relate to the Commission Documents, which documents are subject to Section 5.13.

            5.22 PROVIDERS. To the Company's Knowledge, each of the Company's providers and provider networks has all governmental licenses, franchises, permits, certificates, authorizations, consents and approvals (collectively, "Provider Permits") to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is currently proposed to be, engaged, except for any Provider Permits that, individually or in the aggregate, would not have a material adverse effect on the Condition of the Company if not obtained. To the Company's Knowledge, within the last twelve months no provider or provider network of the Company has canceled or otherwise terminated, or threatened in writing to cancel or otherwise terminate, the relationship of such provider or provider network with the Company, except for any such provider or provider network the ter mination of whose relationship with the Company would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company. To the Company's Knowledge, no provider or provider network of the Company has during the last twelve months decreased its relationship with the Company or decreased its services to the Company, except for any such decreases that would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company.

            5.23 LARGE EMPLOYER GROUP CONTRACTS. To the Company's Knowledge, no party to any employer group contract that includes 5% or more of the Company's enrollees is contemplating the cancellation of such contract and there exists no event that could have a material adverse effect on any such contract.

            5.24 REINSURANCE AGREEMENTS. The reinsurance agreement between the Company and each of Preferred Health Insurance Company of New York and Preferred Life Insurance Company of New York is in full force and effect. Such agreements are adequate to cover any excess losses that could arise from any known contingencies of the Company.





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                                                                              20




                                    ARTICLE 6

                          REPRESENTATIONS, WARRANTIES,
                COVENANTS AND AGREEMENTS OF THE PURCHASER

            The Purchaser represents and warrants to, and covenants and agrees with, the Company as follows:

            6.1   EXISTENCE AND POWER.  The Purchaser:

                  (a)   is duly organized, validly existing and
in good standing under the laws of the jurisdiction of its organization;

                  (b) has the power and authority to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently, or is currently proposed to be, engaged; and

                  (c)   is in compliance with all Requirements
of Law.

            6.2 AUTHORIZATION; NO CONTRAVENTION. The execu tion, delivery and performance by the Purchaser of this Agreement and the Registration Rights Agreement:

                  (a)   is within the Purchaser's power and
authority and has been duly authorized by all necessary action;

                  (b)   does not contravene the terms of the
Purchaser's Amended and Restated Agreement of Limited
Partnership, or any amendment thereof; and

                  (c) will not violate, conflict with or result in any breach or contravention of or the creation of any Lien under, any Contractual Obligation of the Purchaser, or any order or decree directly relating to the Purchaser.

            6.3 BINDING EFFECT. This Agreement has been duly executed and delivered by the Purchaser, and this Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms.

            6.4 NO LEGAL BAR. The execution, delivery and performance of this Agreement will not violate any Require ment of Law or any Contractual Obligation of the Purchaser.

            6.5   PURCHASE FOR OWN ACCOUNT.  The Notes
(including for purposes of this Section, the Conversion
Shares) to be acquired by the Purchaser pursuant to this




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                                                                              21




Agreement are being acquired for its own account and with no intention of distributing or reselling such securities or any part thereof in any transaction that would be in vio lation of the securities laws of the United States of America, or any state, without prejudice, however, to the rights of such Purchaser at all times to sell or otherwise dispose of all or any part of such securities under an effective registration statement under the Securities Act, or under an exemption from such registration available under the Securities Act, and subject, nevertheless, to the dispo sition of the Purchaser's property being at all times within its control. If the Purchaser should in the future decide to dispose of any of such securities, the Purchaser understands and agrees that it may do so only in compliance with the Securities Act, the Exchange Act and applicable state securities laws, as then in effect, and that stop-transfer instructions to that effect, where applicable, will be in effect with respect to such securities. If the Purchaser should decide to dispose of such securities, the Purchaser will have the obligation in connection with such disposition, at the Purchaser's expense, of delivering an opinion of counsel of recognized standing in securities law, in connection with such disposition to the effect that the proposed disposition of such securities would not be in violation of the Securities Act or any applicable state securities laws and, assuming such opinion is required and is otherwise appropriate in form and substance under the circumstances, the Company will accept, and will recommend to any applicable transfer agent or trustee for any of such securities that it accept, such opinion. The Purchaser agrees to the imprinting, so long as required by law, of a legend on all of such securities to the following effect: "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS."

            6.6 BROKER'S, FINDER'S OR SIMILAR FEES. There are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the transactions contemplated hereby based on any agreement, arrangement or understanding with the Purchaser or any action taken by the Purchaser.

            6.7 PURCHASE OF ADDITIONAL COMMON SHARES. Until the earlier of (i) the first anniversary of the date on which the Purchaser ceases to hold any Notes and
(ii) December 31, 2002, the Purchaser hereby covenants and agrees that it will not, independently or as a member of a




                                                                              47

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                                                                              22




"group" (within the meaning of Section 13(d)(3) of the Exchange Act), purchase Common Shares if the purchase price for such shares, when aggregated with the purchase price of any Common Shares purchased thereby subsequent to the date hereof, exceeds $10,000,000. The acquisition by the Purchaser of Common Shares upon conversion of all or any portion of the Notes shall not be deemed to be the purchase thereby of Common Shares for the purposes of this Section 6.7.


                                    ARTICLE 7

                                 INDEMNIFICATION

            7.1 INDEMNIFICATION BY THE COMPANY. In addition to all other sums due hereunder or provided for in this Agreement, the Company agrees to indemnify and hold harmless the Purchaser, Brown Brothers Harriman & Co. and their respective officers, directors, agents, employees, subsidiaries, partners and controlling persons (each, an "INDEMNIFIED PARTY") from and against any and all losses, claims, damages, expenses (including reasonable fees, disbursements and other charges of counsel) or other liabilities ("LOSSES") resulting from any legal, administra tive or other actions (including actions brought by the Company or any equity holders of the Company or derivative actions brought by any Person claiming through the Company or in the Company's name), proceedings or investigations (whether formal or informal), or written threats thereof, based upon, relating to or arising out of this Agreement, the Notes, the Registration Rights Agreement or the trans actions contemplated hereby or thereby; PROVIDED, HOWEVER, that the Company shall not be liable under this
Section 7.1 to the extent that it is finally judicially determined that such Losses resulted primarily from the willful misconduct, bad faith or gross negligence of such indemnified party; PROVIDED FURTHER, that if and to the extent that such indem nification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such indemnified liability which shall be permissible under applicable laws. In connection with the obligation of the Company to indemnify for expenses as set forth above, the Company further agrees to reimburse each indemnified party for all such expenses (including reason able fees, disbursements and other charges of counsel) as they are incurred by such indemnified party; PROVIDED, HOWEVER, that if an indemnified party is reimbursed here under for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially deter mined that the Losses in question resulted primarily from



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                                                                              23




the willful misconduct, bad faith or gross negligence of such indemnified party.

            7.2 NOTIFICATION. Each indemnified party under this Article 7 will, promptly after the receipt of notice of the commencement of any action or other proceeding against such indemnified party in respect of which indemnity may be sought from the Company under this Article 7, notify the Company in writing of the commencement thereof. Delivery of notice to the Company, however, shall be a condition prece dent to any liability of the Company under this Article 7; PROVIDED, HOWEVER, that the omission of any indemnified party so to notify the Company of any such action shall not relieve the Company from any liability which it may have to such indemnified party (i) other than pursuant to this
Article 7 or (ii) under this Article 7 unless, and only to the extent that, such omission adversely affects the ability of the Company to defend against or diminish losses arising out of such claim, action or proceeding. In case any such action or other proceeding shall be brought against any indemnified party and it shall notify the Company of the commencement thereof, the Company shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satis factory to such indemnified party; PROVIDED, HOWEVER, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense. Notwith standing the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reason ably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advis able; PROVIDED, HOWEVER, that in no event shall the Company be required to pay fees and expenses under this Section 7 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions. The Company agrees that the Company will not, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld), settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated hereby (if any indemnified party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an uncondi tional release of the Purchaser and each other indemnified

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                                                                              24




party from all liability arising or that may arise out of such claim, action or proceeding. The rights accorded to indemnified parties hereunder shall be in addition to any rights that any indemnified party may have at common law, by separate agreement or otherwise.

            7.3 REGISTRATION RIGHTS AGREEMENT. Notwithstand ing anything to the contrary in this Article 7, the indemni fication and contribution provisions of the Registration Rights Agreement shall govern any claim made with respect to registration statements filed pursuant thereto or sales made thereunder.


                                    ARTICLE 8

                              AFFIRMATIVE COVENANTS

            The Company hereby covenants and agrees (a) with the Purchaser, with respect to all of this Article 8, and (b) with any other Holder, with respect to all of this Article 8 except Sections 8.1(c), 8.9, 8.11 and 8.13, that, unless the Purchaser or any other Holder, as the case may be, waives compliance in writing:

            8.1 FINANCIAL STATEMENTS. The Company shall deliver to the Purchaser and any other Holder, in form and substance satisfactory to the Purchaser and such other
Holder:

                  (a) as soon as available, but not later than one hundred (100) days after the end of each fiscal year of the Company, a copy of the audited consolidated balance sheet of the Company and its Subsidiaries as of the end of such year and the related consolidated statements of income and cash flows for such fiscal year, setting forth in each case in comparative form the figures for the previous year, all in reasonable detail and accompanied by a management summary and analysis of the operations of the Company and its Subsidiaries for such fiscal year and by the opinion of Deloitte & Touche LLP (or any successor thereto) or another nationally recognized independent public accounting firm, which report shall state that such consolidated financial statements present fairly the financial position for the periods indicated in conformity with GAAP applied on a basis consistent with prior years; PROVIDED, HOWEVER, that the delivery of a copy of the Company's Annual Report on Form 10-K shall satisfy the requirements OF this Section 8.1(a);

                  (b) commencing with the fiscal period ending on March 31, 1996, as soon as available, but in any event not later than fifty (50) days after the end of each of the

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                                                                              25




first three fiscal quarters of each year, the unaudited con solidated balance sheet of the Company and its Subsidiaries, and the related consolidated statements of income and cash flow for such quarter and for the period commencing on the first day of the fiscal year and ending on the last day of such quarter, all certified by the Company's Chief Financial Officer; PROVIDED, HOWEVER, that the delivery of a copy of the Company's Quarterly Report on Form 10-Q shall satisfy the requirements of this Section 8.1(b);

                  (c) budgets, documentation of material financial transactions, projections, operating reports, acquisition analyses, presentations to banks, financial institutions or potential investors, consultants' reports and such other financial and operating data of the Company and its Subsidiaries as the Purchaser may reasonably request.

                  (d) at any time when it is not subject to Section 13 or 15(d) of the Exchange Act, upon request, to the Purchaser and prospective purchasers of the Notes, information of the type that would satisfy the requirement of subsection (d)(4)(i) of Rule 144A; and

                  (e) except as otherwise provided in Sec tions 8.1(a) and (b), promptly after the same are filed, copies of all Commission Documents.

            8.2 CERTIFICATES; OTHER INFORMATION. The Company shall furnish to the Purchaser and to any other Holder:

                  (a) concurrently with the delivery of the financial statements referred to in Section 8.1(a), a certi ficate of the Company's Chief Financial Officer stating that to best of his or her knowledge no default under or breach of Articles 8 and 9 or the Notes shall have occurred subsequent to the delivery of the previous such certificate, except as specified in such certificate; and

                  (b) concurrently with the delivery of the financial statements referred to in Sections 8.1(a) and (b), a certificate of an officer of the Company including calcu lations set forth in reasonable detail showing the Company's compliance with the financial covenants contained in the Notes.

            8.3   PRESERVATION OF EXISTENCE.  The Company
shall, and shall cause each of its Subsidiaries to:

                  (a)   preserve and maintain in full force and
effect its corporate existence and good standing under the

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                                                                              26




laws of its jurisdiction of incorporation except as permitted by Section 9.1;

                  (b) preserve and maintain in full force and effect all material rights, privileges, qualifications, licenses and franchises necessary in the normal conduct of its business; and

                  (c)   use its reasonable efforts to preserve
its business organization.

            8.4 PAYMENT OF OBLIGATIONS. The Company shall, and shall cause its Subsidiaries to, pay and discharge as the same shall become due and payable, all their respective obligations and liabilities, including without limitation:

                  (a) all tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, unless the same are being contested in good faith by appropriate proceedings and adequate reserves in accordance with GAAP are being maintained by the Company or such Subsi diary; and

                  (b) all lawful claims which the Company and each of its Subsidiaries is obligated to pay, which are due and which, if unpaid, might by law become a Lien upon its property.

            8.5 COMPLIANCE WITH LAWS. The Company shall comply, and shall cause each Subsidiary to comply, in all material respects with all Requirements of Law and with the directions of any Governmental Authority having jurisdiction over it or its business, except such as to which such fail ure to comply would not have a material adverse effect on the Condition of the Company.

            8.6 NOTICES. Upon knowledge of any executive officer of the Company of the events described below, the Company shall give written notice within 10 days to the Purchaser:

                  (a) of the occurrence of any default under, or breach of, any provision of Article 8 or 9 or the Notes accompanied by a certificate specifying the nature of such default or breach, the period of existence thereof and the action that the Company has taken or proposes to take with respect thereto; and

                  (b) of any (i) default or event of default under any Contractual Obligation of the Company or any of its Subsidiaries that could have a material adverse effect on the Condition of the Company, or (ii) dispute, litiga-tion, investigation, proceeding or suspension which may exist at any time between the Company or any of its Subsidi aries and any Governmental Authority that could have a material adverse effect on the Condition of the Company.

            Each notice pursuant to this Section 8.6 shall be accompanied by a statement by the Chief Executive Officer, President or Chief Financial Officer of the Company setting forth details of the occurrence referred to therein and stating what action the Company proposes to take with respect thereto.

            8.7 ISSUE TAXES. The Company shall pay, or cause to be paid, all documentary and similar taxes levied under the laws of any applicable jurisdiction in connection with the issuance of the Notes, the Conversion Shares and the execution and delivery of the other agreements and documents contemplated hereby and any modification of the Notes or such other agreements and documents and will hold the Purchaser harmless, without limitation as to time, against any and all liabilities with respect to all such taxes.

            8.8 PAYMENT AND CONVERSION OF NOTES. The Company shall pay the principal of and interest on the Notes on the dates and in the manner provided therein. The Company shall at all times reserve and keep available out of its author ized Common Shares, solely for the purpose of issue or delivery upon conversion of the Notes as provided therein, such number of Common Shares shall then be issuable or deliverable upon the conversion of all outstanding principal amount of the Notes. Such Common Shares shall, when issued or delivered in accordance with the Notes, be duly and validly issued and fully paid and non-assessable. The Company shall issue the Common Shares into which the Notes are convertible upon the proper surrender of the Notes in accordance with the provisions of such Notes and shall otherwise comply with the terms thereof.

            8.9 INSPECTION. Subject to Section 11.16, the Company will permit, and will cause each of its Subsidiaries to permit, representatives of the Purchaser to visit and inspect any of its properties, to examine its corporate, financial and operating records and make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with their respective directors, officers and independent public accountants, all at such reasonable times during normal business hours and as often as may be reason ably requested, upon reasonable advance notice to the Company. Subject to Section 11.6, the costs of such inspec tions shall be borne solely by the Purchaser.

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                                                                              28




            8.10 REGISTRATION AND LISTING. If any Common Shares required to be reserved for purposes of conversion of the Notes as provided in the Notes require registration with or approval of any Governmental Authority under any Federal or state or other applicable law before such Common Shares may be issued or delivered upon conversion, the Company will in good faith and as expeditiously as possible endeavor to cause such Common Shares to be duly registered or approved, as the case may be, unless such registration or approval is required solely because of a breach of the Purchaser's representation contained in Section 6.5. So long as the Common Shares are quoted on the Nasdaq or quoted or listed on any other national securities exchange, the Company will, if permitted by the rules of such system or exchange, quote or list and keep quoted or listed on such exchange or Nasdaq, upon official notice of issuance, all Common Shares issuable or deliverable upon conversion of the Notes. The Company will, promptly upon the first issuance of any Conversion Shares, file with Nasdaq a Notification Form for Listing of Additional Shares.

            8.11 SHAREHOLDER AGREEMENT. The Company and each Principal Shareholder each agree that it or he will promptly notify and consult with the Purchaser with respect to any proposed recapitalization, merger, consolidation or other similar transaction, any other transaction that could result in a Change of Control (as defined in the Notes) of the Company or any proposed amendment to the Company's Certifi cate of Incorporation or By-laws that could result in a change in corporate governance of the Company. The Company and each Principal Shareholder agree to act in the best interests of all shareholders of the Company in connection with any of the events or transactions referred to in the immediately preceding sentence.

            8.12 HSR ACT FILING. The Company shall prepare and file, and cooperate with the Purchaser so that it may prepare and file, in each case within 15 Business Days of a request by the Purchaser, notification and report forms in compliance with the HSR Act, and shall otherwise fully com ply with the requirements of the HSR Act. Each of the Company and the Purchaser shall bear all of its own expenses in connection with any such preparation and filing.

            8.13  BOARD REPRESENTATION; MANAGEMENT RIGHTS.

                  (a) The Company shall at or prior to the Closing Date cause one vacancy to be created on its Board of Directors (by increasing the number of members of the Board of Directors or otherwise) and at the Closing Date shall cause one person designated by the Purchaser to be elected to its Board of Directors. Such designee shall serve until

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                                                                              29




the next annual meeting of stockholders of the Company following the election of such person to the Board of Directors.

                  (b) Commencing with the next annual meeting of stockholders of the Company following the election of such person to the Board of Directors (the "First Annual Meeting"), and at each annual meeting of stockholders of the Company at which Class II Directors are to be elected, so long as the Purchaser holds (A) Common Shares, or (B) Notes convertible (after giving effect to any adjustments) into Common Shares, that in the aggregate represent 3% or more of the total number of shares of common stock of the Company then outstanding, the Purchaser shall be entitled to nominate, from time to time, such number of directors (which director or directors shall be designated Class II Directors at the First Annual Meeting) to the Company's Board of Directors equal to the greater of (i) one director and (ii) the product of the total number of directors and a fraction the numerator of which equals the total number of Common Shares (including Common Shares issued or issuable upon conversion of the Notes) then held by the Purchaser and the denominator of which equals the total number of shares of common stock then outstanding (including Common Shares issued or issuable upon conversion of the Notes) determined by rounding to the nearest whole number of directors; PRO VIDED, HOWEVER, that (1) in no event shall the Purchaser be entitled to nominate more than two directors pursuant to this Section 8.13 and (2) if the Purchaser holds (a) Common Shares or (b) Notes convertible (after giving effect to any adjustments) into Common Shares, that in the aggregate represent less than 5% of the total number of shares of common stock of the Company then outstanding, then in such event the Purchaser shall be entitled to nominate no more than one director pursuant to this Section 8.13; PROVIDED FURTHER, that the Company shall not amend its Certificate of Incorporation or take any other action that will cause the Company's Board of Directors to consist of more than twenty members. The Company shall cause such nominee or nominees of Purchaser to be included in the slate of nominees recom mended by the Board to the Company's stockholders for elec tion as directors, and the Company shall use its best efforts to cause the election of such nominee or nominees, including voting all shares for which the Company holds proxies (unless otherwise directed by the stockholder sub mitting such proxy) or is otherwise entitled to vote, in favor of the election of such person. The Principal Shareholders each hereby agrees that he shall vote all of his shares of common stock of the Company, all other securi ties of the Company that are entitled to vote for directors and all proxies (unless otherwise directed by the stock holder submitting such proxy), in each case which he has the

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                                                                              30




right to vote or power to direct the vote, in favor of the election of such nominee or nominees of the Purchaser.

                  (c) In the event any such nominee of the Purchaser shall cease to serve as a director for any reason, other than by reason of the Purchaser not being entitled to nominate a nominee as provided in Section 8.13(b), the Company shall use its best efforts to cause the vacancy resulting thereby to be filled by a nominee of the Purchaser.

                  (d) If requested by the Purchaser, the Purchaser shall have the right to consult with and advise management of the Company and its Subsidiaries on matters relating to the business and affairs of the Company, which right shall continue only for so long as may be required to enable the Purchaser to qualify as a "venture capital operating company" within the meaning of Section 2510.3-101(d) of the plan asset regulations pro mulgated by the United States Department of Labor.

                  (e) In the event the Board of Directors of the Company establishes committees from time to time, at least one of the nominees of the Purchaser shall have the right, upon the Purchaser's request, to serve on such committee.

            8.14 PRINCIPAL SHAREHOLDER AGREEMENT. The Principal Shareholders each hereby agrees that he shall vote all shares of common stock of the Company, all other securities of the Company that are entitled to vote for directors and all proxies (unless otherwise directed by the stockholder submitting such proxy), in each case which he has the right to vote or power to direct the vote, in favor of the election of the nominee of the holders of a majority of the outstanding principal amount of the Notes nominated pursuant to Section 8 of the Notes.


                                    ARTICLE 9

                               NEGATIVE COVENANTS

            The Company hereby covenants and agrees that:

            9.1 CONSOLIDATIONS AND MERGERS. The Company shall not merge, consolidate with or into, or convey, trans fer, lease or otherwise dispose of (whether in one transac tion or in a series of transactions) all or substantially all of its assets (whenever acquired), except that the Company may consolidate or merge with or into, or sell all or substantially all of its assets to, any Person if:

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                                                                              31




                  (a) the corporation formed by such consolidation or surviving such merger or the Person which acquires all or substantially all of the assets of the Corporation shall be (after giving effect to such transac tion) a Solvent corporation organized and existing under, the laws of the United States, any state thereof, or the District of Columbia and, in the case of the acquisition of all or substantially all of the assets of the Corporation, shall expressly assume in writing all of the obligations of the Company under this Agreement, the Notes (including, without limitation, the obligation to issue shares of common stock upon the conversion of any portion of the Notes) and the Registration Rights Agreement;

                  (b) immediately after giving effect to such transaction, no default under, or breach of, the provisions of Articles 8 and 9 hereof or the Notes, exists;

                  (c) the corporation formed by or surviving any such transaction or the Person which acquires all or substantially all of the assets of the Company shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction; and

                  (d) the Company shall have furnished to the holders of the Notes or Conversion Shares (i) an opinion of counsel satisfactory to the holders of a majority of the Conversion Shares or a majority in principal amount of the Notes, addressing the matters (other than solvency) set forth in clause (a) above and (ii) the certificate of the Chief Financial Officer of the Company to the effect that such transaction has been consummated in compliance with the foregoing requirements; PROVIDED that nothing in this Section 9.1 shall affect the rights of any Holder under this Agreement, the Notes or the Registration Rights Agreement.

            9.2 TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall not permit any of its Subsidiaries to, enter into any transaction with any Affiliate of the Company or of any such Subsidiary, except in the ordinary course of business and pursuant to the reasonable requirements of the business of the Company or such Subsidiary and on terms no less favorable to the Company or such Subsidiary than those the Company or such Subsidiary would obtain in a comparable arm's-length transaction with a Person not an Affiliate of the Company or such Subsidiary.

            9.3 USE OF PROCEEDS. No portion of the proceeds of the Notes will be used, directly or indirectly, (i) to purchase or carry margin stock as defined in Regulation U or T of the Federal Reserve Board, (ii) to repay or otherwise



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refinance Indebtedness of the Company or others incurred to purchase or carry margin stock or (iii) to extend credit for the purpose of purchasing or carrying any margin stock.

            9.4 NO INCONSISTENT AGREEMENTS. Neither the Com pany nor any of its Subsidiaries shall enter into any loan or other agreement, or enter into any amendment or other modification to any currently existing agreement, which by its terms restricts or prohibits the ability of the Company to issue Common Shares upon conversion of the Notes or to pay interest on the Notes in accordance with this Agreement and the terms of the Notes; PROVIDED, HOWEVER, that the foregoing shall not prevent the Company from entering into loan or other agreements that contain, or any amendment or other modification to any currently existing credit agree ment to provide, restrictions on the ability of the Company to optionally redeem or prepay the Notes, following the occurrence of a default or event of default under such agreements.

            9.5 OFFER OR SALE OF NOTES. Neither the Company, nor anyone acting on its behalf, will offer or sell the Notes or any other security so as to require the registra tion of the Notes or Conversion Shares pursuant to the pro visions of the Securities Act or any state securities or "blue sky" laws, unless such Notes and Conversion Shares are so registered.


                                   ARTICLE 10

                                  DISPOSITIONS

            10.1 DISPOSITIONS BY PRINCIPAL SHAREHOLDERS. So long as the Purchaser continues to hold at least 25% of the Conversion Shares, if any Principal Shareholder at any time or from time to time proposes or agrees to sell or transfer to a Person or a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) of Persons, in any transaction or series of related transactions, twenty percent (20%) or more of the shares of common stock of the Company held by him, the Principal Shareholder(s) proposing such disposition shall give written notice of such proposed sale to the Purchaser within 15 Business Days prior to the date of such sale, which notice shall state the price and other terms of the proposed transaction and shall state the number of shares proposed to be sold.

            10.2 DISPOSITIONS BY THE PURCHASER. Until the earliest to occur of (i) the second anniversary of the Closing Date, (ii) the date on which the Purchaser ceases to own (A) Conversion Shares or (B) Notes convertible (after giving effect to any adjustments) into Common Shares, that in the aggregate represent 5% or more of the total shares of common stock of the Company then outstanding, (iii) the occurrence of a Change of Control and (iv) the occurrence of a breach of any of the covenants set forth in Sections 8.8, 8.10, 8.11, 8.12,
8.13 or 8.14, Article 9 or the Notes, the Purchaser may only sell or otherwise transfer such Notes or Conversion Shares in accordance with the following:

                  (a) The Purchaser may sell or otherwise transfer Notes or Conversion Shares pursuant to the exercise of the registration rights set forth in the Registration Rights Agreement.

                  (b) The Purchaser may sell or otherwise transfer Notes or Conversion Shares pursuant to the provisions of Rule 144 or Rule 144A.

                  (c) The Purchaser may sell or otherwise transfer to any Person in a transaction (other than a sale or other transfer pursuant to Rule 144 or Rule 144A) not constituting a public offering any Notes or Conversion Shares that, in the aggregate with any and all other such sales or transfers, do not represent (after giving effect to the conversion of any Notes to be so sold or previously so sold) a number of Conversion Shares in excess of 50% of the number of Conversion Shares which the aggregate principal amount of the Notes purchased under this Agreement could have been converted at the Time of Purchase (the "50% THRESHOLD").

                  (d) If the Purchaser shall desire to sell or otherwise transfer to any Person in a transaction (other than a sale or other transfer pursuant to Rule 144 or Rule 144A) not constituting a public offering any Notes or Conversion Shares in excess of the 50% Threshold, the Purchaser shall give the Company notice of its desire to sell or otherwise dispose of such securities, specifying the number of such securities the Purchaser desires to sell and the price at, and terms and conditions on, which the Purchaser desires to sell such securities, and offering to sell such securities to the Company at such price and on such terms and conditions. If, within 10 Business Days of receiving such notice, the Company does not accept such offer in writing, the Purchaser shall be free for a period of 60 Business Days to sell such securities to any Person at a price not less than 95% of the price offered to the Com pany, and on terms and conditions substantially equivalent to those offered to the Company. If the Purchaser does not sell such securities subject to such notice within such 60 Business Day period, the sale of such securities shall thereafter be subject again to the provisions of this Sec-tion 10.2. If the Company accepts such offer within the time period specified in the preceding sentence, then the Company shall purchase the securities specified in such notice as promptly as is reasonably practicable, but in no event later than 10 Business Days following such acceptance. If the Company for whatever reason fails to purchase such securities on or prior to the date specified in the preced ing sentence, the Purchaser may, among other remedies avail able to it, sell such securities to any Person at any price and on any terms.

                  (e) Notwithstanding anything in this Sec tion 10.2 to the contrary, the Purchaser may, at any time and from time to time, subject to applicable securities laws, sell or otherwise transfer Conversion Shares or Notes (i) pursuant to an exchange offer or a tender offer not opposed by a majority of the Board of Directors of the Company, (ii) pursuant to any all cash tender offer made by any Person for all of the issued and outstanding Common Shares or (iii) to any Person holding a partnership interest in the Purchaser; PROVIDED, HOWEVER, that any Person to whom such securities are transferred pursuant to clause (iii) shall agree to be bound by all of the transfer restrictions set forth in this Section 10.2.

                  (f) Except as otherwise provided in Sec tion 10.2(e), any securities transferred by the Purchaser pursuant to this Section 10.2 shall not thereafter be sub ject to the provisions of this Section 10.2.

            10.3 PRIVATE SALE. If the Company at any time or from time to time proposes or agrees to sell in excess of 100,000 Common Shares in one transaction or a series of related transactions and such sale is not pursuant to an effective registration statement under the Securities Act (a "Private Sale"), the Company shall give written notice of such proposed Private Sale to the Purchaser within 15 Business Days prior to the date of such sale, which notice shall state the price and others terms of the proposed transaction and shall state the number of shares proposed to be sold. The Purchaser may, upon giving written notice thereof to the Company within 10 Business Days after receipt of such notice, participate in such sale on the same terms and conditions as those offered by the Company by including in such sale such number of Conversion Shares that the Purchaser requests the Company to include in such sale; PROVIDED that the Purchaser may withdraw its request to have any of its Conversion Shares be included in such sale at any time prior to the date of consummation of such sale. If the investment banking firm acting as placement agent of such Private Sale, or if there is no placement agent, the majority of the Company's Board of Directors, concludes in

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                                                                              35




good faith that the number of Common Shares requested by the Purchaser to be included in the Private Sale would materially adversely affect such sale, and the Company has so advised the Purchaser in writing, then the Company will include in such Private Sale to the extent of the number of Common Shares that the placement agent or Board of Directors, as aforesaid, determined in writing could be sold in such sale, FIRST, all Common Shares proposed by the Company to be sold for its account and SECOND such Common Shares requested by the Purchaser to be included in such sale. Notwithstanding anything contained in this Section 10.2, the Company shall not, if any Requesting Holder shall have requested the registration of Conversion Shares in the registration, consummate the sale of the securities included in the registration until such time as any applicable waiting period under the HSR Act shall have expired or early termination thereunder shall have been granted. The Company will pay all the expenses of each Private Sale, excluding any placement agent commissions with respect to Conversion Shares sold by the Purchaser in such sale. The Purchaser shall not be required to make any representations or warranties to or agreements with the Company or placement agent other than representations, warranties or agreements regarding the Purchaser. The provisions set forth in Section 2.8 of the Registration Rights Agreement shall be applicable to any Private Sale or proposed Private Sale in which the Purchaser sells or proposes to sell Conversion Shares. Notwithstanding the foregoing, the Purchaser shall cease to have the right to participate in a Private Sale pursuant to this Section 10.3 if it ceases to hold at least 50% of the Conversion Shares.

            10.4 LEGENDS. The Purchaser agrees to the imprinting, so long as required by the terms of this Agree ment, of a legend on certificates representing all of the Notes and Conversion Shares to the following effect:

      "THE TRANSFER OF THE [NOTES/SECURITIES] REPRESENTED BY
      THIS CERTIFICATE IS RESTRICTED BY A NOTE PURCHASE
      AGREEMENT ON FILE AT THE OFFICE OF THE COMPANY."


                                   ARTICLE 11

                                  MISCELLANEOUS

            11.1 SURVIVAL OF PROVISIONS. All of the representations and warranties made herein and each of the provisions of Articles 1, 5, 6, 7, 8, 9, 10 and 11 shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Purchaser or any Affiliate thereof, acceptance of the Notes and payment

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                                                                              36




therefor, payment or prepayment of the Notes upon redemption or otherwise, conversion of the Notes or termination of this Agreement.

            11.2 NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

                  (a)   if to the Purchaser at the following
address:

                  The 1818 Fund II, L.P.
                  c/o Brown Brothers Harriman & Co.
                  59 Wall Street
                  New York, New York 10005
                  Telecopier No.:  (212) 493-8429
                  Attention:  Mr. Walter W. Grist

            with  a copy to:

                  Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                  New York, New York 10019-6064
                  Telecopier No.: (212) 757-3990
                  Attention: Marilyn Sobel, Esq.

                  (b)   if to the Company at the following
address:

                  The WellCare Management Group, Inc.
                  Park West/Hurley Avenue Extension
                  P.O. Box 4059
                  Kingston, New York 12401
                  Telecopier No.: (914) 334-7820
                  Attention: Marystephanie Corsones

            with  a copy to:

                  Epstein Becker & Green, P.C.
                  250 Park Avenue
                  New York, New York 10177
                  Telecopier No.: (212) 661-0989
                  Attention: Jeffrey H. Becker, Esq.

            All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if deliv ered by commercial overnight courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

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                                                                              37




            11.3 SUCCESSORS AND ASSIGNS. This Agreement shall inure to the benefit of and be binding upon the suc cessors and permitted assigns of the parties hereto. The Purchaser may assign any of its rights under this Agreement, the Notes or the Registration Rights Agreement to any of its Affiliates. Subject to the restrictions of this Agreement, the Purchaser may assign any of its rights under this Agree ment, the Notes or any Conversion Shares, or a portion thereof, to any other Person; PROVIDED that the Purchaser may not assign its rights under Section 10.1 or 10.3. The Company may not assign any of its rights under this Agreement without the written consent of the Purchaser. Except as provided in Article 7, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement, the Notes, any Conversion Shares or the Registration Rights Agreement.

            11.4 AMENDMENT AND WAIVER. No failure or delay on the part of the Company or the Purchaser in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or fur ther exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company, the Purchaser or any Holder at law, in equity or otherwise. Except as otherwise provided herein, no amendment, modification, termination or waiver of any provision of this Agreement, or consent to any departure by the Company from any provision of this Agreement, shall be effective unless signed in writing by or on behalf of holders representing at least a majority of (i) the then aggregate outstanding principal amount of Notes and (ii) the Conversion Shares.

            Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by the Company from the terms of any provision of this Agreement, shall be effective only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on the Company in any case shall entitle the Company to any other or further notice or demand in similar or other circumstances.

            11.5 COUNTERPARTS; HEADINGS. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so exe cuted shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            11.6 EXPENSES. The Company shall promptly pay, or reimburse the Purchaser, all fees and expenses (including fees, expenses and other charges of Paul, Weiss, Rifkind, Wharton & Garrison and Coopers & Lybrand) incurred by the Purchaser in connection with the Purchaser's due diligence review of the Company and the preparation, negotiation and execution of this Agreement, the Notes and the Registration Rights Agreement and the transactions contemplated hereby and thereby; PROVIDED that the Company shall not be obligated to pay such expenses unless the Closing takes place and the Company shall not be obligated to pay more than an aggregate of $100,000 under this Section 11.6.

            11.7 DETERMINATIONS. All determinations to be made by the Company, the Purchaser or any Holder hereunder in its opinion or judgment or with its approval or otherwise shall be made by it in its sole discretion.

            11.8 GOVERNING LAW. This Agreement has been negotiated, executed and delivered in the State of New York and shall be governed by and construed in accordance with the laws of the State of New York, without regard to princi ples of conflicts of law.

            11.9 JURISDICTION. Each party to this Agreement hereby irrevocably agrees that any legal action or proceed ing arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York located in New York City or of the United States of America for the Southern District of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an incon venient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 11.2, such service to become effective 10 days after such mailing.

            11.10 SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

            11.11 RULES OF CONSTRUCTION. Unless the context otherwise requires, "or" is not exclusive, and references to sections, articles or subsections refer to sections, articles or subsections of this Agreement.

            11.12 REMEDIES. If a breach of this Agreement, the Notes, Conversion Shares or the Registration Rights Agreement by the Company occurs and is continuing, any Holder may pursue any available remedy by proceeding at law or in equity to enforce the performance (including, without limitation, the specific performance) of this Agreement, the Notes, such Conversion Shares or the Registration Rights Agreement. A Holder may maintain a proceeding even if it does not possess any of the Notes or such Conversion Shares or does not produce any of them in the proceeding. Except as otherwise provided by law, a delay or omission by any Holder in exercising any right or remedy accruing upon any such breach shall not impair the right or remedy or constitute a waiver of or acquiescence in any such breach. No remedy is exclusive of any other remedy. All available remedies are cumulative.

            11.13 ENTIRE AGREEMENT. This Agreement, together with the exhibits hereto, the Notes and the Registration Rights Agreement, is intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. This Agreement, together with the exhibits hereto, the Notes and the Registration Rights Agreement, supersede all prior agreements and understandings between the parties with respect to such subject matter.

            11.14 ATTORNEYS' FEES. In any action or proceed ing brought to enforce any provision of this Agreement, the Notes, any Conversion Shares and the Registration Rights Agreement or any other document or instrument contemplated hereby or thereby, or where any provision hereof or thereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys' fees, charges and disbursements in addition to any other available remedy.

            11.15 PUBLICITY. Except as may be required by applicable law, neither party hereto shall issue a publicity release or announcement or otherwise make any public dis closure concerning this Agreement or the transactions con templated hereby, without prior approval by the other party hereto. If any announcement is required by law to be made by either party hereto, prior to making such announcement such party will deliver a draft of such announcement to the



                                                                              65


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                                                                              40




other party and shall give the other party an opportunity to comment thereon.

            11.16 CONFIDENTIALITY. The Purchaser agrees that any confidential information and affairs of the Company and its Subsidiaries obtained (i) during any inspection pursuant to Section 8.9, (ii) pursuant to Section 8.1(c) or (iii) from the Company or any of its Subsidiaries which is clearly marked "Confidential" on the first or cover page thereof (collectively, the "Information") shall be kept confidential by the Purchaser, and that the Purchaser shall not use such Information in violation of law. The Purchaser also agrees to abide by any blackout periods established pursuant to the insider trading policy of the Company, a copy of which is attached hereto as Exhibit D, as such policy is in effect on the date hereof; PROVIDED, HOWEVER, that the Purchaser shall cease to be bound by such policy if (i) no designee of the Purchaser serves as a director of the Company and (ii) the Purchaser is no longer entitled to receive the documents specified in Section 8.1.

            The term "Information" shall not include any information which (i) at the time of disclosure or there after is generally available to the public (other than as a result of its disclosure by the Purchaser), (ii) was avail able to the Purchaser on a non-confidential basis prior to disclosure to the Purchaser by the Company or (iii) becomes available to the Purchaser on a non-confidential basis from a Person who is not to the Purchaser's knowledge otherwise bound by a confidentiality agreement with the Company.

              [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

                              THE WELLCARE MANAGEMENT GROUP, INC.



                              By:  /s/ Marystephanie Corsones
                                  ---------------------------------------
                                  Name:  Marystephanie Corsones
                                  Title:  Vice President of Finance and
                                          Chief Financial Officer


                              THE 1818 FUND II, L.P.

                              By:   Brown Brothers Harriman & Co.,
                                    General Partner


                                       By:
                                          -------------------------------
                                          Name:
                                          Title:  General Partner


                              As a material inducement to the Purchaser to enter into this Agreement, the undersigned hereby agrees to be bound by and perform in accordance with Sections 8.11, 8.13, 8.14 and 10.1 of this
                              Agreement.



                              ---------------------------------------
                                    Robert W. Morey, Jr.


                                    /s/ Edward A. Ullmann
                              ---------------------------------------
                                    Edward A. Ullmann

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

                              THE WELLCARE MANAGEMENT GROUP, INC.



                              By:
                                  ---------------------------------------
                                  Name:
                                  Title:


                              THE 1818 FUND II, L.P.

                              By:   Brown Brothers Harriman & Co.,
                                    General Partner


                                       By: /s/ Lawrence C. Tucker
                                          -------------------------------
                                          Name:
                                          Title:  General Partner


                              As a material inducement to the Purchaser to enter into this Agreement, the undersigned hereby agrees to be bound by and perform in accordance with Sections 8.11, 8.13, 8.14 and 10.1 of this
                              Agreement.



                              ---------------------------------------
                                    Robert W. Morey, Jr.


                              ---------------------------------------
                                    Edward A. Ullmann

            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

                              THE WELLCARE MANAGEMENT GROUP, INC.



                              By:
                                  ---------------------------------------
                                  Name:
                                  Title:


                              THE 1818 FUND II, L.P.

                              By:   Brown Brothers Harriman & Co.,
                                    General Partner


                                       By:
                                          -------------------------------
                                          Name:
                                          Title:  General Partner


                              As a material inducement to the Purchaser to enter into this Agreement, the undersigned hereby agrees to be bound by and perform in accordance with Sections 8.11, 8.13, 8.14 and 10.1 of this
                              Agreement.


                                    /s/ Robert W. Morey, Jr.
                              ---------------------------------------
                                    Robert W. Morey, Jr.


                                    /s/ Edward A. Ullmann
                              ---------------------------------------
                                    Edward A. Ullmann

                                                               EXHIBIT C



              [LETTERHEAD OF EPSTEIN BECKER & GREEN, P.C.]




                            January 19, 1996



The 1818 Fund II, L.P.
c/o Brown Brothers Harriman & Co.
59 Wall Street
New York, New York  10005

            Re:  The WellCare Management Group, Inc.
                 ----------------------------------

Dear Sir or Madam:

            We have acted as special counsel to The WellCare Management Group, Inc., a New York corporation (the "Company"), in connection with the Company's execution and delivery of: (i) the Note Purchase Agreement dated as of the date hereof (the "Agreement") between the Company and The 1818 Fund II, L.P., a Delaware limited partnership (the "Purchaser"); (ii) the 6% Subordinated Convertible Note dated of even date herewith in the principal amount of Twenty Million Dollars ($20,000,000) made by the Company and payable to the order of the Purchaser (the "Note"); and (iii) the Registration Rights Agreement dated of even date herewith (the "Registration Rights Agreement") by and between the Company and the Purchaser. All capitalized terms used herein which are not otherwise defined shall have the respective meanings ascribed to them in the Agreement.

            As such counsel, we have examined originals or copies of each of the following:

            (1)   The Agreement;

            (2)   The Note;

            (3)   The Registration Rights Agreement;






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The 1818 Fund II, L.P.
January 19, 1996
Page 2



            (4) The Certificate of the Secretary of the Company, of even date herewith (the "Secretary's Certificate"), certifying as to the truth, correctness and completeness of the attached: (i) Certificate of Incorporation of the Company, as amended; (ii) By-Laws of the Company, as amended; and (iii) unanimous written consent of the Company's Directors approving and adopting in all respects the Agreement, the Note and the Registration Rights Agreement and the transactions contemplated thereby, and the issuance of the Note and, upon conversion of the Note, the issuance of the Conversion
                  Shares;

            (5) The Good Standing Certificates issued by the Secretary of State of the State of New York with respect to the Company and each of the Subsidiaries (other than WellCare of Connecticut, Inc. ("WCI") and The CM Group, Inc., a Kansas corporation ("CM") and Cost Management Technologies, Inc., a Kansas corporation ("CMT", hereinafter collectively with CM referred to as the "Kansas Companies"); and

            (6) Such other corporate records of the Company, certificates of public officials, certificates of officers of the Company and such other documents as we have deemed necessary as a basis for the opinion expressed herein.

            In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the original documents of all documents submitted to us as, and represented to be certified, photostatic, reproduced or conformed copies of original documents, and the authenticity of all such documents. For purposes of this opinion, the terms "Subsidiary" and "Subsidiaries" shall mean each of the corporations listed on Schedule 5.16 of the Agreement but excluding WCI and each of the Kansas Companies for which no opinion is hereinafter expressed. As to questions of fact material to this opinion, we have relied, without independent verification, upon the representations and warranties of the Company in the Agreement except, when we have used the expression "to our actual knowledge" in the foregoing opinion, such phrase shall be deemed to be to "Opinion Giver's Actual Knowledge" as defined in Section 6-A of the Legal Opinion Accord of the American Bar Association Section of Business Law (1991). We have also assumed, for purposes of this opinion, the due authorization, execution and delivery by the Purchaser of each of the Agreement and the Registration Rights Agreement.

            In addition, we have participated in the closing on the date hereof at the offices of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to the Purchaser, at 1285 Avenue of the Americas, New York, New York 10019, at which we delivered, on behalf of the Company, counterparts of the Agreement and the Registration Rights Agreement, the original of the Note, each executed by the Company, the Secretary's Certificate, an officer's certificate and this opinion (collectively, the "Documents"), against receipt, on behalf of the Company, of





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The 1818 Fund II, L.P.
January 19, 1996
Page 3



counterparts of the Agreement and the Registration Rights Agreement executed by the Purchaser, all Documents to be held in escrow and released upon confirmation from the Company of receipt of the Purchase Price.

            Subject to the assumptions, exceptions, qualifications and limitations con tained herein, we are of the opinion that:

            1. Each of the Company and each Subsidiary (a) is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation; (b)(i) has full corporate power and authority and (ii) to our actual knowl edge, has all governmental licenses, franchises, permits, certificates, authorizations, consents and approvals to own and operate its property and to conduct the business in which it is currently engaged, except for those licenses, franchises, permits, certificates, authorizations, consents and approvals, the absence of which would not have a material adverse effect on the Condition of the Company.

            2. The execution, delivery and performance by the Company of the Agreement, the Note, the Registration Rights Agreement and the transactions contem plated thereby, and the issuance of the Note, and, upon conversion of the Note, the issuance of the Conversion Shares (i) are within the Company's corporate power and authority and have been duly authorized by all necessary corporate action, (ii) do not contravene the terms of the Company's Certificate of Incorporation or By-Laws or any of its Subsidiaries, or any amendment thereof, and, (iii) to our actual knowledge, will not violate, conflict with or result in any breach or contravention of, or the creation of any Lien under (x) any Contractual Obligation with respect to those contracts listed on Exhibit A hereto; or (y) any order or decree directly relating to the Company or any of its Subsidiaries.

            3. To our actual knowledge, except as set forth on Schedules 3.16 and 5.6 of the Agreement, there are no actions, suits, proceedings or claims pending, or threatened in writing, at law, in equity, in arbitration or before any Governmental Authority against the Company or any Subsidiary with respect to the Agreement, the Note, the Conversion Shares, the Registration Rights Agreement or any of the trans actions contemplated thereby or which would, if adversely determined (i) have a material adverse effect on the Condition of the Company, or (ii) have a material adverse effect on the ability of the Company to perform its obligations under the Agreement, the Note or the Registration Rights Agreement. To our actual knowledge, no injunction, writ, temporary restraining order or decree has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution and performance of the Agreement, the Note or the Registration Rights Agreement or, upon conversion of the Note, the issuance of the Conversion Shares.

            4. All of the outstanding shares of capital stock of the Company have been duly authorized and all such shares issued on or prior to August 19, 1993 are fully paid and nonassessable. Except as set forth on Schedule 5.17 of the Agreement, to our actual knowledge,

The 1818 Fund II, L.P.
January 19, 1996
Page 4




there are no shares of capital stock of the Company reserved for issuance. The Conversion Shares to be issued upon conversion of the Note are duly authorized, and, when so issued, will be fully paid and non-assessable. Except as set forth on Schedule 5.17 of the Agreement, to our actual knowledge, there are no options, warrants or other rights to purchase shares of capital stock or other securities of the Company, nor is the Company obligated in any manner to issue shares of its capital stock or other securities. Except as contemplated hereby and for relevant state and federal securities laws, there are no restrictions on the Company's ability to transfer shares of capital stock of the Company.

            5. To our actual knowledge, other than (i) any required pre-merger notification and related filings under the HSR Act; and (ii) any required approval under Section 98.9 of Article 44 of the New York Public Health Law, in each case with respect to the issuance of the Conversion Shares, no approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority is necessary or required in connection with the execution, delivery or performance by the Company or the enforcement against the Company of the Agreement, the Note, the Registration Rights Agreement or the transactions contemplated thereby; provided, however, that no opinion is expressed in this paragraph 5 with respect to the approvals, consents, exemptions, authorizations, or other actions, or filings required under Federal or New York state securities or blue sky laws, which opinion is set forth in paragraph 9 hereof.

            6. Each of the Agreement, the Note and the Registration Rights Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforceability of creditors' rights and remedies, generally, and subject to general equitable principles.

            7. Neither the execution, delivery and performance of the Agreement, the Note and the Registration Rights Agreement nor the borrowings under the Note will violate any rule or regulation of NASDAQ or Article 44 of the New York Public Health Law or Federal or New York state securities or blue sky laws. To our actual knowledge, except as set forth on Schedule 5.5 of the Agreement, neither the Company nor any Subsidiary has previously entered into any agreement granting any registration rights to any Person that is inconsistent with the rights granted to the Purchaser in the Registration Rights Agreement.

            8. The Company is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

            9. Assuming the accuracy of the representations and warranties of the Company contained in the Agreement, and assuming the compliance by the Company with the covenants contained in the Agreement, no registration of the Conversion Shares or the Note

The 1818 Fund II, L.P.
January 19, 1996
Page 5




pursuant to the provisions of the Securities Act, or any New York state securities or blue sky laws, will be required by the offer, sale or issuance of the Note to the Purchaser (other than the filing of New York State Form M-11 with the New York State Department of Law and the filing of the New York State Notice and the Further State Notice with the New York State Department of State, the filing of each which has been effected) or, upon conversion of the Note, the issuance of the Conversion Shares to the Purchaser (other than the filing of the New York State Further State Notice with the New York State Department of State, if required) pursuant to the Agreement.

            We do not express any opinion herein concerning the law of any jurisdiction other than the laws of the State of New York and the federal laws of the United States of America, and this opinion is limited to the effect of the present law of the State of New York and the federal laws of the United States of America and to the facts bearing upon this opinion as they exist at present. We have not independently verified any assumptions herein made.

            This opinion is made solely of even date herewith and is for the sole benefit of the addressee and is not to be quoted or relied on by, nor may copies be delivered to, any other person. or used for any other purpose, without prior written consent, which we may grant or deny in our sole and absolute discretion. We make no undertaking to supplement this opinion if, after the date hereof, facts or circumstances come to our attention or changes in the law occur which could affect such opinion.

                                    Very truly yours,

                                    /s/ Epstein Becker & Green, P.C.

                                    EPSTEIN BECKER & GREEN, P.C.

The 1818 Fund II, L.P.
January 19, 1996
Page 6




                   EXHIBIT A TO THAT CERTAIN LEGAL OPINION OF
               EPSTEIN BECKER & GREEN, P.C. DATED JANUARY 19, 1996
               ---------------------------------------------------


1. Loan Agreement dated June 28, 1995 (the "Key Bank Loan Agreement") by and among the Company, WellCare of New York, Inc., WellCare Development, Inc. ("Development"), WellCare Administration, Inc., WellCare Medical Management, Inc. and Key Bank of New York ("Key Bank").

2. Mortgage dated January 31, 1994 securing the principal amount of $580,000 made by Development in favor of Key Bank.

3. Mortgage dated February 27, 1995 securing the principal amount of $282,500 made by Development in favor of Key Bank.

4. Consolidated Term Promissory Note dated February 27, 1995 in the principal amount of $862,500 made by Development and payable to the order of Key Bank.

5. Consolidated Promissory Note dated December 14, 1994 in the principal amount of $4,610,000 made by Development and payable to the order of Key Bank.

                                                               EXHIBIT D



                   THE WELLCARE MANAGEMENT GROUP, INC.

                      STATEMENT OF POLICY REGARDING
              SECURITIES INVESTMENTS BY WELLCARE PERSONNEL


INTRODUCTION
------------

As a result of the public offering of securities by The WellCare Management Group, Inc. ("WellCare" or the "Company"), the Company, its directors, officers, and employees, including employees of WellCare of New York, Inc. and any of WellCare's other subsidiaries or affiliated companies, are subject to "insider trading" laws. Such laws prohibit individuals with material nonpublic information with respect to a company from buying or selling securities of that company or from giving such information ("tipping") to another person. In addition, such laws require companies and supervisory personnel to affirmatively supervise the actions of employees.

In order to assure that WellCare and its directors, officers, and employees are attentive to these laws, and to maintain the integrity and reputation of WellCare and its directors, officers, and employees, WellCare has adopted the policy set forth herein. Directors, officers, and employees of the Company
                         -------------------------------------------------
should carefully read this Statement of Policy and are expected to sign the
---------------------------------------------------------------------------
attached statement acknowledging that they have read and understood the same.
-----------------------------------------------------------------------------


STATEMENT
---------


1.    GENERAL PROHIBITIONS
      --------------------

      No director, officer, or employee of WellCare or any of WellCare's subsidiaries or affiliated companies (collectively, "WellCare Personnel") who has material nonpublic information relative to the Company may buy or sell securities of the Company or give, communicate or in any way convey ("tip") such information to another person.


      (a)   PERSONS COVERED
            ---------------

            This policy applies not only to all directors, officers, and employees of WellCare and its subsidiaries or affiliated companies, but also to spouses, family members and others who live in their households, business partners and any other people who might reasonably be deemed to have a relationship (legal, personal, or otherwise) meriting coverage. Therefore, all references in this statement of policy to WellCare Personnel shall also apply to such people.


      (b)   WHAT IS MATERIAL INFORMATION?
            ----------------------------

            The term "material information" should be broadly construed. It includes any information which, if publicly disclosed, a) might have an effect on the market for the Company's securities generally, b) might affect an individual investment decision ofa reasonable although perhaps speculative investor, or c) might cause an insider to change his/her trading patterns. Such information should be viewed as including:

          (i) projections of future earnings or losses;
         (ii) news of a pending or proposed merger, acquisition or tender offer;
        (iii) news of a significant new business transaction or agreement;
         (iv) a declaration of a stock split or the offering of additional securities;
          (v) new or expanded services areas, significant new products or services;
         (vi) significant litigation or litigation developments; and
        (vii) significant new contracts or loss of business.

            Developments with respect to WellCare's physician network or member enrollment are examples of material inside information. Information as to the success, failure or even the unchanging status of particular aspects of the Company's business can be considered material.


      (c)   WHEN IS INFORMATION DEEMED PUBLIC?
            ---------------------------------

            WellCare Personnel may trade only when they are certain that official announcements of material information have been sufficiently publicized so that the public has had the opportunity to evaluate the information. Thus, WellCare Personnel may not attempt to "beat the market" by trading simultaneously with, or shortly after, the official release of material information. In addition, insider trading is not made permissible merely because material information is reflected by rumors or other unofficial statements in the marketplace. As a general rule, WellCare Personnel (with the exception of directors, officers, and all employees in the finance department) should not engage in any transactions until the third business day after an announcement is made. For example, if an announcement is made on a Monday, the first day of which an employee can trade in the Company's securities would be Thursday. If an announce ment is made on a Friday, the first day of permissible trades would be Wednesday.

            Directors and officers of the Company, and employees in the finance department should not sell or purchase securities of the Company, other than a purchase upon the exercise of employee stock options, for a two-week period preceding, and a two-day period following, release of the Company's quarterly and annual financial information.


2.    ADDITIONAL PROHIBITED TRANSACTIONS AND SIX-MONTH HOLDING PERIOD
      ---------------------------------------------------------------

      WellCare Personnel should not engage in short sales, buy on margin, or trade in puts, calls or other options of the Company's securities. In addition, any Company securities purchased in the open market must, in general, be held for a minimum of six months.


      (a)   PROHIBITED TRANSACTIONS
            -----------------------

            WellCare encourages its employees to invest, but not to speculate in its securities by in-and-out trading. In order to avoid the appearance that any Company employee is speculating in its securities, the Company has adopted the above-mentioned policy of prohibited transactions for all Company Personnel.


      (b)   SIX-MONTH HOLDING PERIOD
            ------------------------

            The short-swing profit rules of the Securities and Exchange Commission (the "SEC") already prohibit officers and directors from selling securities within six months of a purchase. The Company's policy expands this rule to all WellCare Personnel. However, the rule does not apply to option exercises or other incentive plan exercises, except to the extent required for officers and directors.


3.    COMPANY SANCTIONS
      -----------------

      In addition to the legal consequences associated with violations of "insider trading" laws (described below), WellCare Personnel who fail to comply with the policy as set forth in this statement of policy can be subject to sanctions imposed directly by the Company, including dismissal for cause.

LEGAL CONSEQUENCES
------------------

The consequences of violating insider trading laws are severe for directors, officers, employees, and companies. Individuals who trade on inside information or who "tip" information to others can face a civil penalty of up to three times the profit gained or loss avoided, a criminal fine (no matter how small the profit) of up to $1,000,000, and a jail term of up to ten years. A company (as well as supervisory personnel) that fails to take appropriate steps to prevent illegal trading is subject to a civil penalty of the greater of $1,000,000 or three times the profit gained or loss avoided as a result of an employee's violation and a criminal penalty of up to $2,500,000. Even if an investigation by the SEC does not result in criminal or civil sanctions, the investigation itself can tarnish a person's or a company's reputation and irreparably damage a person's career.


COMPANY ASSISTANCE
------------------

Questions concerning the Company's policy as set forth herein should be directed to Nancy Lavallee, Corporate Secretary of WellCare.

                   THE WELLCARE MANAGEMENT GROUP, INC.

                     CONFIDENTIALITY OF INFORMATION
            AND SECURITIES INVESTMENTS BY WELLCARE PERSONNEL


TO:         Nancy Lavallee

FROM:
            -----------------------------------------
            Print Name


            -----------------------------------------
            Position (within WellCare or its subsidiaries or affiliated companies)


            This is to acknowledge that I have received, read and understand the Company's Statement of Policy Regarding Securities Investments by WellCare Personnel. I agree to comply fully with all of its terms.



                                    -----------------------------------------
                                    Signature


                                    -----------------------------------------
                                    Date







          PLEASE SIGN, DATE, AND RETURN THIS ACKNOWLEDGMENT TO:

                 Nancy L. Lavallee, Corporate Secretary
                   The WellCare Management Group, Inc.
                                Suite 212
                    Park West/Hurley Avenue Extension
                              P.O. Box 4059
                           Kingston, NY  12401

                             SCHEDULES 3.16 AND 5.6
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


            1. Hanovice v. The WellCare Management Group, Inc. In September
               -----------------------------------------------
1995, an ophthalmologist who formerly served as a health care provider for WellCare of New York, Inc. (the "WellCare HMO"), one of the Company's health maintenance organizations ("HMOs"), commenced an action in the Supreme Court of Ulster County of the State of New York, against the Company, asserting that the Company breached an implied covenant of good faith and fair dealing, and "interfered" with the plaintiff's contracts, in terminating his provider contract with the WellCare HMO. The complaint seeks $1,000,000 in damages. In October 1995, the Company filed a motion to dismiss, asserting that (i) the suit was filed against an improper party, as the Company's subsidiary, not the Company, was a party to the provider contract; (ii) damages are not justified in any event as the plaintiff's provider contract was "at will" and termination was properly effected thereunder; and (iii) the plaintiff's interference claim was legally insufficient as pleaded. The Company is also seeking payment of attorneys' fees incurred in making the motion. The Company believes the claims are without merit and that it will continue to contest the action vigorously.

            2. Prior to the fourth quarter of 1994, the WellCare HMO contracted directly (the "Direct Contracts") with primary care physicians and specialists, capitating substantially all primary care physicians with a fixed monthly fee payable to a primary care physician for each HMO member selecting such physician, with a portion thereof allocated to a risk-sharing account, involving specialists as well as other costs. In the fourth quarter of 1994, the WellCare HMO entered into new contractual arrangements with four newly established regional health care delivery networks (the "Alliances"), under which the WellCare HMO changed its capitation arrangements from capitating primary care physicians with attendant risk sharing pools to capitating the four Alliances. The Alliances have been organized as either professional service corporations or not-for-profit or business corporations organized as independent practice associations and each Alliance has entered into provider agreements with most of the primary care physicians and specialists located within such Alliance's geographic region who were parties to the Direct Contracts. An issue has arisen with respect to one of the Alliances.

            As of October 1, 1994, the WellCare HMO entered into an agreement with AMB Medical Services, P.C. ("AMB"), one of the four Alliances, to arrange for AMB to provide primary health care services and specialist services to members of the WellCare HMO in consideration for a capitation fee. The agreement contemplated an assignment of the agreement to a business corporation having the corporate authority to assume the contract. The agreement was subsequently assigned to Hudson Health Care Alliance IPA, Inc. ("Hudson"). By letter dated June 8, 1995, the WellCare HMO and EMS Consulting, Inc. set forth their intention that ownership of Hudson be transferred to another physician identified by the WellCare HMO. Counsel to Alan Bigman, M.D., the sole shareholder of AMB and Hudson, subsequently indicated to the Company that AMB and Hudson had elected Subchapter S status. Based upon such entities not having recognized any revenue or incurred any expenses in 1994, Dr. Bigman reported no income from such entities on his 1994 Form 1040 tax return in which counsel claimed that AMB and Hudson were merely "transparent" entities. (The basis for such non recognition was discussed in a letter by Dr. Bigman to Adele Reiter, Esq. in-house counsel to the Company.) The Company has taken the position (for both financial reporting and income tax purposes) that such entities were capitated under the agreement and that the Company recorded such capitation payments as medical expenses.

                                 SCHEDULE 5.1(c)
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


                                      None

                                 SCHEDULE 5.2(c)
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------

                                      None

                                  SCHEDULE 5.5
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


            Registration rights granted by The WellCare Management Group, Inc. (the "Company") to J.J. Farrell Associates ("Farrell") pursuant to Stock Purchase Warrants issued to Farrell by the Company on July 7, 1994.

                                  SCHEDULE 5.11
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------

                                      None

                                  SCHEDULE 5.13
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


            In connection witht he filing of the WellCare Management Group, Inc.'s (the "Company") Annual Report on Form 10-K for the fiscal year ended December 31, 1994, the Company inadvertently filed an incorrect Summary Compensation Table which, instead of describing compensation of executives of the Company, described their stock options in the Company.

                                  SCHEDULE 5.16
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------


Name of Corporation                             State of Incorporation
-------------------                             ----------------------

WellCare of New York, Inc.                      New York

WellCare Administration, Inc.                   New York

WellCare Medical Management, Inc.               New York

WellCare Development, Inc.                      New York

WellCare of Connecticut, Inc.                   Connecticut

The CM Group, Inc.                              Kansas*

Cost Management Technologies, Inc.              Kansas*



      * Completion by The WellCare Management Group, Inc. (the "Company") of the acquisition of these two (2) companies is subject to the Company's Board ratification and completion of the Stock Purchase Agreement dated as of December 29, 1995.

                                  SCHEDULE 5.17
                           TO NOTE PURCHASE AGREEMENT
                             DATED JANUARY 19, 1996
                           BY AND BETWEEN THE WELLCARE
                           MANAGEMENT GROUP, INC. AND
                             THE 1818 FUND II, L.P.
                           ---------------------------



Name of Individual           Type of Relationship           Stock Option Commitment
------------------           --------------------           -----------------------
Marystephanie Corsones       Chief Financial Officer,       2,000 options at fair market value
                             employee                       on January 1, of each contract year
                                                            (through January 1997)

Peter Kraft                  Vice President-Marketing,      1,000 options at fair market value
                             employee                       on January 1 of each contract year
                                                            (through January 1997)

Adele Reiter                 General Counsel,               Stock Options in lieu of salary
                             employee                       based on a discounted formula
                                                            (discounted formula = $20,000
                                                            salary/annum)

George Rowland               Medical Director,              1,000 options at fair market value
                             employee                       on January 1 of each contract year
                                                            (through January 1997)

Edward Ullmann               Chief Executive Officer,       10,000 options at fair market value
                             employee                       on January 1 of each contract year
                                                            (through January 1997)

Lawrence Group               Consultant                     Stock based on a formula of hours
                                                            worked quarterly at a rate of
                                                            $100/hour

J.J. Farrell Associates,     Consultant                     Stock Purchase Warrants issued
                                                            July 7, 1994 which provide for the
                                                            holder's purchase of up to 100,000
                                                            shares based upon a formula
                                                            purchase price



                        See also attached sheets.

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Alisandrella, Gloria-Ann       11.75     01-Jul-93          500          500       1,000
Anderson, Lorraine             11.75     01-Jul-93          500          500       1,000
Arlantico, Patrick             11.75     01-Jul-93        5,000        5,000      10,000
Ashdown, Geraldine             11.75     01-Jul-93            0          750         750
Avila, Sharon                  11.75     01-Jul-93          500          500       1,000
Bannen, Susan                  11.75     01-Jul-93          200        1,000       1,200
Barath, Deborah                11.75     01-Jul-93            0          250         250
Bechtold, Joanne               11.75     01-Jul-93          125          250         375
Bell, Jeffrey                  11.75     01-Jul-93            0          500         500
Harney, Doreen                 11.75     01-Jul-93          375          750       1,125
Bergensen, Alyssa              11.75     01-Jul-93            0          500         500
Berkowitz, Susan               11.75     01-Jul-93            0        1,000       1,000
Borcherdt, Margaret            11.75     01-Jul-93          500        1,000       1,500
Bridge, Erika                  11.75     01-Jul-93          450          750       1,200
Brooks, Kathleen               11.75     01-Jul-93            0        1,500       1,500
Brown, Maryann                 11.75     01-Jul-93        1,000        1,000       2,000
Burnap, Bonnie                 11.75     01-Jul-93          250          500         750
Carpenter, Thomas              11.75     01-Jul-93            0        1,000       1,000
Coilazo, Theresa               11.75     01-Jul-93            0          750         750
Cozza, Cynthia                 11.75     01-Jul-93          500        1,000       1,500
Crimmins, Joel                 11.75     01-Jul-93          500        1,000       1,500
Decker, Diana                  11.75     01-Jul-93        1,000        1,000       2,000
Dellay, Janice                 11.75     01-Jul-93          125          250         375
DeRubertis, Lisa               11.75     01-Jul-93          750          750       1,500
Dickerson, Yvonne              11.75     01-Jul-93          700          750       1,450
Dieter, Cheryl                 11.75     01-Jul-93          125          250         375
DiLorenzo, Kathleen            11.75     01-Jul-93            0        1,000       1,000
Diopoulos, Christine           11.75     01-Jul-93          500        1,000       1,500
Dodge, Patrick                 11.75     01-Jul-93        1,250        2,500       3,750
Donald, Maureen                11.75     01-Jul-93          750          750       1,500
Downton, Sandra                11.75     01-Jul-93            0          500         500
Eisenberg, Nell                11.75     01-Jul-93        1,500        3,000       4,500
Flynn, Jesse                   11.75     01-Jul-93            0          750         750
Gakenheimer, Diane             11.75     01-Jul-93            0          750         750
Gifford, Linda                 11.75     01-Jul-93        1,000        1,000       2,000
Goff, Robert                   11.75     01-Jul-93        1,000        5,000       6,000
Gramlich, Marguerite           11.75     01-Jul-93            0          250         250
Haaland, Jann                  11.75     01-Jul-93          750          750       1,500
Hasbrouck, Michele             11.75     01-Jul-93          375          750       1,125
Hauck, Hal                     11.75     01-Jul-93          750          750       1,500
Herman, Nancy                  11.75     01-Jul-93            0        1,250       1,250
Hughes, Andrea                 11.75     01-Jul-93        1,000        1,000       2,000

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Hughes, Kimberly               11.75     01-Jul-93          250          250         500
Imhof, Kathleen Kennedy        11.75     01-Jul-93          750          750       1,500
Johnston, Judith               11.75     01-Jul-93          250          500         750
Kahrs, Arthur                  11.75     01-Jul-93            0          500         500
Kaufman, Pamela                11.75     01-Jul-93            0          750         750
Keehn, Donna                   11.75     01-Jul-93          750          750       1,500
Kehoe, Nona                    11.75     01-Jul-93          375          750       1,125
Kell, Nancy                    11.75     01-Jul-93            0        1,000       1,000
Kilgour, Patricia              11.75     01-Jul-93          750          750       1,500
Kiriauski, Alice               11.75     01-Jul-93          750        1,000       1,750
Kita, Oliver                   11.75     01-Jul-93        1,000        1,000       2,000
Kluepfel, Carol                11.75     01-Jul-93          340          750       1,090
Knott, Lisa                    11.75     01-Jul-93            0          750         750
Kraft, Kevin                   11.75     01-Jul-93        1,500        1,500       3,000
Kraft, Peter                   11.75     01-Jul-93        5,000        5,000      10,000
Kurry, Cindy                   11.75     01-Jul-93          500          500       1,000
Lanava, Lucinda                11.75     01-Jul-93          500        1,000       1,500
Lavallee, Nancy                11.75     01-Jul-93        5,000        5,000      10,000
Littlefoot, Marilyn            11.75     01-Jul-93          500        1,000       1,500
Madison, Michelle              11.75     01-Jul-93        1,500        1,500       3,000
Mangrelli, Kathleen            11.75     01-Jul-93          625        1,250       1,875
McClaine, Ronni                11.75     01-Jul-93          500          500       1,000
Meeker, Patricia               11.75     01-Jul-93          500        1,000       1,500
Mooney, Kathryn                11.75     01-Jul-93          375          750       1,125
Morano, Peggy                  11.75     01-Jul-93          250          500         750
Morano, Vincent                11.75     01-Jul-93          500        1,000       1,500
Murphy, Charlene               11.75     01-Jul-93          500          500       1,000
Palmiter, Bradley              11.75     01-Jul-93          750        1,500       2,250
Pearce, Gloria                 11.75     01-Jul-93          125          250         375
Perry, Michael                 11.75     01-Jul-93            0          500         500
Petro, Jacqueline              11.75     01-Jul-93            0          500         500
Piedmonte, Michael             11.75     01-Jul-93        1,550        2,500       4,050
Pino, Linda                    11.75     01-Jul-93          625        1,250       1,875
Pritchard, Patricia            11.75     01-Jul-93          250        1,000       1,250
Reilly, Toni Pelletieri        11.75     01-Jul-93            0        1,000       1,000
Rizzuto, Michele               11.75     01-Jul-93          350          750       1,100
Sawyer, Karen                  11.75     01-Jul-93            0          750         750
Seils, Jackie                  11.75     01-Jul-93          610          750       1,360
Serfis, Kim                    11.75     01-Jul-93            0        1,250       1,250
Servo, Jody                    11.75     01-Jul-93        1,500        1,500       3,000
Stokes, Wanda                  11.75     01-Jul-93            0        1,000       1,000
Strein, G. William             11.75     01-Jul-93        3,500        5,000       8,500

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Sweeney, Laurel                11.75     01-Jul-93        1,000        1,000       2,000
Tobiassen, Deborah             11.75     01-Jul-93          500        1,000       1,500
Van Dyke, Maureen              11.75     01-Jul-93            0        1,000       1,000
Whitaker, Lois                 11.75     01-Jul-93        1,250        1,250       2,500
Williams, Allan                11.75     01-Jul-93          500        1,000       1,500
Woolley, Melody                11.75     01-Jul-93            0        1,500       1,500
Youmans, Jennie                11.75     01-Jul-93          250          500         750
Zappone, Patricia              11.75     01-Jul-93          625        1,250       1,875
Domino, MD, Frank              11.75     01-Jul-93            0          250         250
Gallant, MD, Jennifer          11.75     01-Jul-93          250          250         500
Gold, Carmel                   11.75     01-Jul-93          500        1,000       1,500
Guneratne, MD, Franklin        11.75     01-Jul-93            0        1,500       1,500
Herman, Bernie                 11.75     01-Jul-93          500          500       1,000
Hoyt, Jan-Lauritzen            11.75     01-Jul-93          500          500       1,000
Hutchinson, Ronald             11.75     01-Jul-93          500        1,000       1,500
Jobson, G. Mark                11.75     01-Jul-93          500        1,000       1,500
Krivda, Joseph                 11.75     01-Jul-93          375          750       1,125
Lieblich, MD, Neil             11.75     01-Jul-93          625        1,250       1,875
Nadler, Errol                  11.75     01-Jul-93        1,500        1,500       3,000
Quinn, Edward                  11.75     01-Jul-93            0        1,000       1,000
Rissman, MD, Randall           11.75     01-Jul-93        2,500        2,500       5,000
Rosen, Laura                   11.75     01-Jul-93          250          250         500
Thompson, Joan                 11.75     01-Jul-93          500          500       1,000
Corsones, Marystephanie        11.75     13-Aug-93          500          500       1,000
Tialios, Yannios               11.75     13-Aug-93          500        1,000       1,500
Markes, John                   14.00     07-Sep-93          500          500       1,000
Ullman, Edward                 23.50     01-Jan-94        5,000        5,000      10,000
Adin, Mary                     17.25     01-Aug-94          125          375         500
Alecca, Mellisa                17.25     01-Aug-94          125          375         500
Alesio, Christopher            17.25     01-Aug-94          125          375         500
Alisandrella, Gloria-Ann       17.25     01-Aug-94           63          187         250
Allers, Pamela                 17.25     01-Aug-94          125          375         500
Angelo, Gina                   17.25     01-Aug-94            0          375         375
Arlantico, Patrick             17.25     01-Aug-94          500        1,500       2,000
Bannen, Susan                  17.25     01-Aug-94          188          562         750
Bechtold, Joanne               17.25     01-Aug-94           63          187         250
Bergensen, Alyssa              17.25     01-Aug-94            1          187         188
Berkowitz, Susan               17.25     01-Aug-94          125          375         500
Betaudier, John                17.25     01-Aug-94          250          750       1,000
Borcherdt, Margaret            17.25     01-Aug-94           63          187         250
Bradley, Celeste               17.25     01-Aug-94          125          375         500
Brady, Stephanie               17.25     01-Aug-94          125          375         500

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Brooks, Kathleen               17.25     01-Aug-94           63          187         250
Brown, Maryann                 17.25     01-Aug-94          125          375         500
Canavan, Cheryl                17.25     01-Aug-94           63          187         250
Carena MD, Gina                17.25     01-Aug-94          125          375         500
Carpenter, Thomas              17.25     01-Aug-94          125          375         500
Cavano, Carol                  17.25     01-Aug-94           63          187         250
Clancy, Joan                   17.25     01-Aug-94          375        1,125       1,500
Collazo, Theresa               17.25     01-Aug-94          125          375         500
Buboltz-Cooke, Linda           17.25     01-Aug-94          125          375         500
Corsones, Marystephanie        17.25     01-Aug-94          750        2,250       3,000
Cozza Cynthia                  17.25     01-Aug-94          125          375         500
Dellay, Janice                 17.25     01-Aug-94            1          187         188
Denver, Kathleen               17.25     01-Aug-94           63          187         250
DeRubertis, Lisa               17.25     01-Aug-94           63          187         250
Diamond, Donald                17.25     01-Aug-94          250          750       1,000
Dieter, Cheryl                 17.25     01-Aug-94          125          375         500
Diopoulos, Christine           17.25     01-Aug-94           63          187         250
DiPace, Andrea                 17.25     01-Aug-94          188          562         750
Dodge, Patrick                 17.25     01-Aug-94          125          375         500
Domino MD, Frank               17.25     01-Aug-94            0          375         375
Ede, Loretta                   17.25     01-Aug-94          125          375         500
Eisenberg, Neil                17.25     01-Aug-94          125          375         500
Fabiano, Cosmo                 17.25     01-Aug-94          125          375         500
Finch, John                    17.25     01-Aug-94          250          750       1,000
Fong, Donna                    17.25     01-Aug-94           63          187         250
Formisano, Marjorie            17.25     01-Aug-94          125          375         500
Gifford, Linda                 17.25     01-Aug-94           63          187         250
Gilliland, Robert              17.25     01-Aug-94          125          375         500
Gold, Carmel                   17.25     01-Aug-94          125          375         500
Griffis, Barbara               17.25     01-Aug-94           63          187         250
Grovenburg MD, Lucinda         17.25     01-Aug-94          125          375         500
Hafner MD, Daniel              17.25     01-Aug-94          250          750       1,000
Herman, Nancy                  17.25     01-Aug-94          125          375         500
Hoyt, Jan-Lauritzen            17.25     01-Aug-94          125          375         500
Hughes, Kim                    17.25     01-Aug-94          125          375         500
Imhof, Kathleen                17.25     01-Aug-94           50          150         200
Johnston, Judith               17.25     01-Aug-94           63          187         250
Kaufman, Pamela                17.25     01-Aug-94            0          375         375
Keehn, Donna                   17.25     01-Aug-94          125          375         500
Kell, Nancy                    17.25     01-Aug-94            0          375         375
Kerner DO, David               17.25     01-Aug-94          125          375         500
Kiriauski, Alice               17.25     01-Aug-94          125          375         500

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Kita, Oliver                   17.25     01-Aug-94          250          750       1,000
Korey MD, Cathie               17.25     01-Aug-94          125          375         500
Kraft, Kevin                   17.25     01-Aug-94          250          750       1,000
Kress, Gwen                    17.25     01-Aug-94            0          375         375
Kurry, Cynthia                 17.25     01-Aug-94          125          375         500
LaMagna, Gina                  17.25     01-Aug-94          125          375         500
Lukazewski, Judith             17.25     01-Aug-94           13          187         200
Madison, Michelle              17.25     01-Aug-94          125          375         500
Mangrelli, Kathleen            17.25     01-Aug-94          125          375         500
Markes, John                   17.25     01-Aug-94          125          375         500
McClaine, Ronni                17.25     01-Aug-94           63          187         250
Mooney, Kathryn                17.25     01-Aug-94          125          375         500
Morano, Vince                  17.25     01-Aug-94          125          375         500
Murphy, Charlene               17.25     01-Aug-94           63          187         250
Palmiter, Bradley              17.25     01-Aug-94          125          375         500
Petro, Jacqueline              17.25     01-Aug-94          125          375         500
Piedmonte, Michael             17.25     01-Aug-94          125          375         500
Pino, Linda                    17.25     01-Aug-94          125          375         500
Pritchard, Patricia            17.25     01-Aug-94           63          187         250
Ramaswami MD, Ravi             17.25     01-Aug-94          375        1,125       1,500
Reilly, Kellene                17.25     01-Aug-94          125          375         500
Riccardi, Jennifer             17.25     01-Aug-94          125          375         500
Rizzuto, Michele               17.25     01-Aug-94           63          187         250
Rose, Linda                    17.25     01-Aug-94           63          187         250
Savino, Catherine              17.25     01-Aug-94           63          187         250
Sawyer, Karen                  17.25     01-Aug-94          125          375         500
Schwartz, Andrew               17.25     01-Aug-94            0          750         750
Scott, Bret                    17.25     01-Aug-94           63          187         250
Serfis, Kim                    17.25     01-Aug-94          125          375         500
Servo, Jody                    17.25     01-Aug-94          125          375         500
Sherman, Barbara               17.25     01-Aug-94          125          375         500
Smith, Nancy                   17.25     01-Aug-94          125          375         500
Snyder, Mary Ann               17.25     01-Aug-94          125          375         500
Steenbergen MD, Mark           17.25     01-Aug-94          125          375         500
Stokes, Wanda                  17.25     01-Aug-94           63          187         250
Stumpf, Sharon                 17.25     01-Aug-94          125          375         500
Sweeney, Laurel                17.25     01-Aug-94          500        1,500       2,000
Tialios, Ioannis John          17.25     01-Aug-94          750        2,250       3,000
Tobiassen, Deborah             17.25     01-Aug-94            1          187         188
Vickery, Lynda                 17.25     01-Aug-94            0          375         375
Wacholder, Stephanie           17.25     01-Aug-94          500        1,500       2,000
Whitaker, Lois                 17.25     01-Aug-94          125          375         500

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Wilkinson, Diana               17.25     01-Aug-94          188          562         750
Williams, Allan                17.25     01-Aug-94          125          375         500
Yallum, Robert                 17.25     01-Aug-94            0          375         375
Youmans, Jennie                17.25     01-Aug-94          125          375         500
Zappone, Patricia              17.25     01-Aug-94          125          375         500
Graham, Marlene                17.25     01-Aug-94          125          375         500
Guneratne MD, Franklin         17.25     01-Aug-94            0          750         750
Hausler DO, Gerald             17.25     01-Aug-94          250          750       1,000
Lieblich MD, Neil              17.25     01-Aug-94          250          750       1,000
Mandelbaum MD, Joel            17.25     01-Aug-94          250          750       1,000
Muise, Jeffrey                 17.25     01-Aug-94          250          750       1,000
Robbins MD, Chester L.         17.25     01-Aug-94          250          750       1,000
Rosen, Laura                   17.25     01-Aug-94          125          375         500
Schellhammer, Wayne            17.25     01-Aug-94          500        1,500       2,000
Schuman, Joan                  17.25     01-Aug-94          750        2,250       3,000
Siegel, Daniel                 17.25     01-Aug-94          500        1,500       2,000
Thompson, Robert               17.25     01-Aug-94          250          750       1,000
Wodka DPM, Michael             17.25     01-Aug-94          250          750       1,000
Zubroff, Elizabeth             17.25     01-Aug-94          250          750       1,000
Corsones, Marystephanie        24.50     01-Jan-95          500        1,500       2,000
Kraft, Peter                   24.50     01-Jan-95          250          750       1,000
Rowland, G.                    24.50     01-Jan-95          250          750       1,000
Ullmann, Edward                24.50     01-Jan-95        2,500        7,500      10,000
Casey, Francis W.              19.69     06-Jun-95        3,000            0       3,000
Adin, Mary                     19.75     10-Aug-95            0          250         250
Alecca, Mellisa                19.75     10-Aug-95            0          500         500
Alesia, Christopher            19.75     10-Aug-95            0          750         750
Alisandrella, Gloria           19.75     10-Aug-95            0          250         250
Almstead, Abby                 19.75     10-Aug-95            0          300         300
Angelo, Gina                   19.75     10-Aug-95            0          250         250
Arlantico, Patrick             19.75     10-Aug-95            0         2000        2000
Auchmoedy, Deana               19.75     10-Aug-95            0          100         100
Bannen, Susan                  19.75     10-Aug-95            0         1500        1500
Barton, Audra                  19.75     10-Aug-95            0          250         250
Baumgartner, James             19.75     10-Aug-95            0         1000        1000
Bell, Jeffrey                  19.75     10-Aug-95            0          250         250
Berkowitz, Susan               19.75     10-Aug-95            0          500         500
Bessette, Claudia              19.75     10-Aug-95            0          400         400
Betaudier, John                19.75     10-Aug-95            0         1500        1500
Borcherdt, Margaret            19.75     10-Aug-95            0         1000        1000
Brady, Stephanie               19.75     10-Aug-95            0          750         750
Bridge, Erika                  19.75     10-Aug-95            0          300         300

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Brooks, Kathleen               19.75     10-Aug-95            0          500         500
Brown, Maryann                 19.75     10-Aug-95            0          750         750
Buboltz-Cooke, Linda           19.75     10-Aug-95            0          500         500
Buda, Lorraine                 19.75     10-Aug-95            0          250         250
Buonfiglio, Deborah            19.75     10-Aug-95            0          250         250
Burnap, Bonnie                 19.75     10-Aug-95            0          500         500
Cahill, Kevin                  19.75     10-Aug-95            0        1,000       1,000
Canavan, Cheryl                19.75     10-Aug-95            0          750         750
Cane, Craig                    19.75     10-Aug-95            0          750         750
Carpenter, Thomas              19.75     10-Aug-95            0        1,500       1,500
Cavano, Carol                  19.75     10-Aug-95            0          250         250
Cheico, Philip                 19.75     10-Aug-95            0          750         750
Clancy, Joan                   19.75     10-Aug-95            0          500         500
Collazo, Theresa               19.75     10-Aug-95            0          750         750
Cozza, Cynthia                 19.75     10-Aug-95            0          500         500
Dellay, Janice                 19.75     10-Aug-95            0          250         250
Deperto, Ronald                19.75     10-Aug-95            0        1,000       1,000
DeRubertis, Lisa               19.75     10-Aug-95            0          250         250
Diamond, Donald                19.75     10-Aug-95            0        1,500       1,500
Dickerson, Yvonne              19.75     10-Aug-95            0          500         500
Dieter, Cheryl                 19.75     10-Aug-95            0          500         500
Dilorenzo, Kathleen            19.75     10-Aug-95            0          750         750
Diopoulos, Christine           19.75     10-Aug-95            0          250         250
DiPace, Andrea                 19.75     10-Aug-95            0          300         300
Dodge, Patrick                 19.75     10-Aug-95            0        1,000       1,000
Donald, Maureen                19.75     10-Aug-95            0          500         500
Dowley, Carol                  19.75     10-Aug-95            0          750         750
Earl, Jeannine                 19.75     10-Aug-95            0          500         500
Ede, Loretta                   19.75     10-Aug-95            0          500         500
Edwards, Todd                  19.75     10-Aug-95            0          250         250
Eisenberg, Neil                19.75     10-Aug-95            0          500         500
Ennist, Barbara                19.75     10-Aug-95            0          750         750
Fainstein, Boris               19.75     10-Aug-95            0          500         500
Feth, Kathleen                 19.75     10-Aug-95            0          500         500
Finch, John                    19.75     10-Aug-95            0        2,000       2,000
Formisano, Marjorie            19.75     10-Aug-95            0          250         250
Fricke, Kathleen               19.75     10-Aug-95            0          250         250
Gifford, Linda                 19.75     10-Aug-95            0          250         250
Gillliland, Robert             19.75     10-Aug-95            0          750         750
Goff, Robert                   19.75     10-Aug-95            0        1,000       1,000
Gold, Carmel                   19.75     10-Aug-95            0          250         250
Griffis, Barbara               19.75     10-Aug-95            0          500         500

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Hans, Joan                     19.75     10-Aug-95            0          750         750
Harbinger, Wendy               19.75     10-Aug-95            0          250         250
Harmon-Bailey, Gloria          19.75     10-Aug-95            0          250         250
Harney, Doreen                 19.75     10-Aug-95            0          500         500
Herman, Nancy                  19.75     10-Aug-95            0          750         750
Higgins, Phyliss               19.75     10-Aug-95            0          250         250
Hughes, Andrea                 19.75     10-Aug-95            0          300         300
Hughes, Kimberly               19.75     10-Aug-95            0          200         200
Imhof, Kathleen                19.75     10-Aug-95            0          500         500
Ippolito, Mary                 19.75     10-Aug-95            0          100         100
Jayner, Michael                19.75     10-Aug-95            0          500         500
Johnston, Judith               19.75     10-Aug-95            0          500         500
Jones, Deborah                 19.75     10-Aug-95            0          250         250
Kallos, Christopher            19.75     10-Aug-95            0          250         250
Kaufman, Pamela                19.75     10-Aug-95            0          500         500
Kehoe, Nona                    19.75     10-Aug-95            0          500         500
Kell, Nancy                    19.75     10-Aug-95            0          500         500
Kilgour, Patricia              19.75     10-Aug-95            0          500         500
Kirlauski, Alice               19.75     10-Aug-95            0          500         500
Kita, Oliver                   19.75     10-Aug-95            0        1,000       1,000
Kraft, Kevin                   19.75     10-Aug-95            0        1,750       1,750
Kress, Gwendolyn               19.75     10-Aug-95            0          500         500
Kurry, Cynthia                 19.75     10-Aug-95            0          500         500
Kuster, Diana                  19.75     10-Aug-95            0          400         400
Lanava, Lucinda                19.75     10-Aug-95            0          500         500
Larios, Florence (Tootie)      19.75     10-Aug-95            0          200         200
Lavallee, Nancy                19.75     10-Aug-95            0        1,500       1,500
Littlefoot, Marilyn            19.75     10-Aug-95            0          500         500
Lombardi, Suzanne              19.75     10-Aug-95            0          250         250
Lukaszewski, Judith            19.75     10-Aug-95            0          100         100
Madison, Michello              19.75     10-Aug-95            0          500         500
Maher, Bernadette              19.75     10-Aug-95            0          500         500
Mangrelli, Kathleen            19.75     10-Aug-95            0        1,000       1,000
McClaine, Ronni                19.75     10-Aug-95            0          250         250
Mcleod, Trudy                  19.75     10-Aug-95            0          250         250
Meeker, Patricia               19.75     10-Aug-95            0          250         250
Meyerson, Cathy                19.75     10-Aug-95            0          250         250
Mojica, Luz                    19.75     10-Aug-95            0          250         250
Mooney, Kathryn                19.75     10-Aug-95            0          500         500
Morano, Vincent                19.75     10-Aug-95            0          300         300
Motrie, Brenda                 19.75     10-Aug-95            0          250         250
Murphy, Charlene               19.75     10-Aug-95            0          250         250

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Myers, Robin                   19.75     10-Aug-95            0          250         250
Palmiter, Bradley              19.75     10-Aug-95            0        1,200       1,200
Peck, Anna                     19.75     10-Aug-95            0          250         250
Petro, Jacqueline              19.75     10-Aug-95            0          200         200
Piedmonte, Cynthia             19.75     10-Aug-95            0          750         750
Lino, Linda                    19.75     10-Aug-95            0        1,000       1,000
Pritchard, Patricia            19.75     10-Aug-95            0          250         250
Riccardi, Jennifer             19.75     10-Aug-95            0          500         500
Rider, Donna                   19.75     10-Aug-95            0          250         250
Rizzuto, Michele               19.75     10-Aug-95            0          500         500
Robins, Lisa                   19.75     10-Aug-95            0          500         500
Roosa, Carol                   19.75     10-Aug-95            0          500         500
Roth, Steven                   19.75     10-Aug-95            0          500         500
Savino, Joyce                  19.75     10-Aug-95            0          250         250
Savino, Catherine              19.75     10-Aug-95            0          250         250
Sawyer, Karen                  19.75     10-Aug-95            0          250         250
Schelhammer, Wayne             19.75     10-Aug-95            0        1,000       1,000
Schiskie, Frederick            19.75     10-Aug-95            0          500         500
Schwartz, Andrew               19.75     10-Aug-95            0        1,000       1,000
Scoones, Laura                 19.75     10-Aug-95            0          500         500
Scott, Bret                    19.75     10-Aug-95            0          500         500
Sails, Jacklyn                 19.75     10-Aug-95            0          200         200
Serfis, Kim                    19.75     10-Aug-95            0          750         750
Servo, Jody                    19.75     10-Aug-95            0          500         500
Sherman, Barbara               19.75     10-Aug-95            0          400         400
Shorr, Ann                     19.75     10-Aug-95            0          100         100
Sindt, Linda                   19.75     10-Aug-95            0          250         250
Smith, Daniel                  19.75     10-Aug-95            0          500         500
Snyder, Mary Ann               19.75     10-Aug-95            0          500         500
Stokes, Wanda                  19.75     10-Aug-95            0          500         500
Stumpf, Sharon                 19.75     10-Aug-95            0          750         750
Sweeney, Laurel                19.75     10-Aug-95            0        1,200       1,200
Thompson, Robert               19.75     10-Aug-95            0        1,000       1,000
Thurston, Patricia             19.75     10-Aug-95            0          250         250
Toblassen, Deborah             19.75     10-Aug-95            0          250         250
Tschan, Kenneth                19.75     10-Aug-95            0          400         400
Vickery, Lynn                  19.75     10-Aug-95            0          250         250
Wacholder, Stephanie           19.75     10-Aug-95            0        2,000       2,000
Waddell, Lisa                  19.75     10-Aug-95            0          250         250
Webb, Jean                     19.75     10-Aug-95            0          250         250
Weintraub, David               19.75     10-Aug-95            0          200         200
Wheeler, Douglas               19.75     10-Aug-95            0          500         500

WELLCARE MANAGEMENT GROUP, INC.
ANALYSIS - STOCK OPTIONS
AS OF:  JANUARY 11, 1996


                                          DATE OF                   NOT
          NAME                 PRICE       GRANT    EXERCISABLE  EXERCISABLE     TOTAL
---------------------------    -----     ---------  -----------  -----------   ---------
Whitaker, Lois                 19.75     10-Aug-95            0          500         500
Wilkinson, Diana               19.75     10-Aug-95            0          250         250
Williams, Allan                19.75     10-Aug-95            0          250         250
Wiltshire, Robert              19.75     10-Aug-95            0          500         500
Wojciechowski, Jon             19.75     10-Aug-95            0          200         200
Woolley, Melody                19.75     10-Aug-95            0          750         750
Yallum, Robert                 19.75     10-Aug-95            0        1,000       1,000
Youmans, Jennie                19.75     10-Aug-95            0          750         750
Zacharczyk, Sally              19.75     10-Aug-95            0          500         500
Alderfer-Abbott, Doug & Judy   19.75     10-Aug-95            0        1,000       1,000
Bell, Kathy                    19.75     10-Aug-95            0          100         100
Casey, Sally                   14.81     10-Aug-95            0        3,000       3,000
Graham, Marlene                19.75     10-Aug-95            0          300         300
Markes, John                   19.75     10-Aug-95            0        1,200       1,200
Muise, Jeffrey                 19.75     10-Aug-95            0          500         500
Schuman, Joan                  19.75     10-Aug-95            0        1,000       1,000
Zubroff, Elizabeth             19.75     10-Aug-95            0          750         750
Ott, John                      17.63     09-Sep-95            0        2,740       2,740
Reiter, Adele                  17.63     24-Oct-95            0        3,408       3,408
Carsones, Marystephanie        21.50     01-Jan-96            0        2,000       2,000
Kraft, Peter                   21.50     01-Jan-96            0        1,000       1,000
Rowland, G                     21.50     01-Jan-96            0        1,000       1,000
Ullmann, Edward                21.50     01-Jan-96            0       10,000      10,000
                                                    -----------  -----------   ---------
TOTALS                                                   97,778      304,234     402,012
                                                    -----------  -----------   ---------

                                                                       EXHIBIT 2

                                                                       EXHIBIT 2




            THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS.

            THE TRANSFER OF THIS NOTE IS RESTRICTED BY A NOTE
            PURCHASE AGREEMENT BY AND BETWEEN THE 1818 FUND II, L.P. AND THE ISSUER OF THIS NOTE, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE ISSUER OF THIS NOTE.

                       THE WELLCARE MANAGEMENT GROUP, INC.

                       6.0% SUBORDINATED CONVERTIBLE NOTE
                              DUE DECEMBER 31, 2002



                                                      New York, New York
                                                        January 19, 1996


            FOR VALUE RECEIVED, the undersigned, The WellCare Management Group, Inc., a New York corporation (the "Company"), hereby promises to pay to The 1818 Fund II, L.P. or registered assigns, at such place as the holder of this Note shall from time to time designate to the Company in writing, on December 31, 2002, or, if such date is not a Business Day, on the next day that is a Business Day, a total of Twenty Million Dollars ($20,000,000) with daily interest from the date hereof to and including the maturity hereof at the rate set forth in
Section 2 hereof, said interest being payable in quarterly installments in arrears on the Business Day immediately preceding the last Business Day of March, June, September and December in each year, commencing March 31, 1996, to the Person in whose name this Note is registered at the close of business on the fifteenth day of the month in which the payment date occurs, and at the stated or any accelerated maturity hereof or, if the date of any such stated or accelerated maturity is not a Business Day, on the next day that is a Business Day. In case an Event of Default (as defined in Section 11) shall occur and be continuing, the entire principal amount of this Note may become or be declared to be due and payable in the manner and with the effect provided herein. Certain capi talized terms used herein are defined in Section 12. Capitalized terms not defined herein have the meanings ascribed to them in the Note Purchase Agreement, dated as of the date hereof, by and between the Company and The 1818 Fund II, L.P. (as amended, supplemented or modified in accordance with the terms thereof, the "Note Purchase Agreement").

Section 1.  THE NOTES.

            This 6.0% Subordinated Convertible Note is issued pursuant to the Note Purchase Agreement and the holder of this Note is entitled to the benefits of this Note, the Note Purchase Agreement and the Registration Rights Agreement and may enforce the agreements of the Company contained herein and therein and exercise the remedies provided for hereby and thereby or otherwise available in respect hereto and thereto. All of the 6.0% Subordinated Convertible Notes issued pursuant to the Note Purchase Agreement are referred to herein as the "Notes."

Section 2.  INTEREST.

            The Company will pay interest on the principal amount hereof, until the principal amount hereof is paid in full, at a rate of 6.0% per annum. Interest on this Note will accrue from and including the most recent date to which interest has been paid (or, if no interest has been paid, from and including the date of issuance of this Note) to but excluding the date of payment. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Company shall pay interest on overdue principal and on overdue interest (including without limitation, Special Interest (as defined in Section 4)) to the full extent permitted by law at a rate equal to 8.0% per annum.

Section 3.  METHOD OF PAYMENT.

            The registered holder of this Note at the close of business on the fifteenth day of the month in which the interest payment date occurs, or, if such date is not a Business Day, on the next succeeding Business Day shall be entitled to receive interest on this Note, even if this Note is converted or cancelled after the record date and on or before the interest payment date. The holder of this Note must surrender it to the Company to collect the principal payment; PROVIDED, HOWEVER, that, if upon surrender of this Note the holder does not receive the full principal amount of this Note plus accrued but unpaid interest thereon (including without limitation, Special Interest), then the holder shall be issued a new Note equal in principal amount to the outstanding principal balance on this Note. The Company will pay principal and interest in money of the United States of America that at the time of payment is legal tender for payment of public and private debts. The

Company shall pay principal, interest and all other amounts due hereunder in immediately available funds.

Section 4.  SPECIAL INTEREST.

            In the event that the Company shall declare a dividend or make any other distribution (including, without limitation, in capital stock (which shall include, without limitation, any options, warrants or other rights to acquire capital stock) of the Company, whether or not pursuant to a shareholder rights plan, "poison pill" or similar arrange ment, or other property or assets) on or with respect to the Common Stock other than (x) a Regular Distribution (as defined in Section 7.4(f)) or (y) a dividend or distribution paid solely in shares of Common Stock, then the Board of Directors of the Company shall declare, and the holder of this Note shall be entitled to receive, interest ("Special Interest") in an amount equal to the amount of such dividend or distribution received by a holder of the number of shares of Common Stock for which this Note is convertible on the record date for such dividend or distribution. Any such amount shall be paid to the holder of this Note at the same time such dividend or distribution is made to holders of shares of Common Stock.

Section 5.  MANDATORY REDEMPTION AT THE OPTION OF THE
              HOLDER.

            5.1 CHANGE OF CONTROL. If one or more events constituting a Change of Control shall occur, the holder of this Note shall have the right, on the date specified in Section 5.2 (the "Mandatory Redemption Date"), to require the Company to redeem (a "Mandatory Redemption") all (but not less than all) of the Notes then held by such holder at a price (the "Mandatory Redemption Price") equal to (i) 125% of the principal amount of such Notes plus (ii) an amount equal to all accrued and unpaid interest thereon (including, without limitation, Special Interest), whether or not cur rently payable, to the applicable Mandatory Redemption Date, in immediately available funds.

            5.2 NOTICE. Notice of a Change of Control (the "Change of Control Notice") shall be mailed no more than 15 Business Days after the occurrence of a Change of Control to each holder of Notes, at such holder's address as it appears on the transfer books of the Company. The date fixed for each Mandatory Redemption shall be fixed by the Company and shall be no less than 20 days or more than 40 days after the date of the Change of Control Notice. Not withstanding the foregoing and Section 5.1 hereof, in the event of the occurrence of a Change of Control of the types set forth in any of clauses
(iii), (iv) or (vi) of the definition of "Change of Control," the Change of Control

Notice shall be mailed to each holder of Notes no later than 10 Business Days prior to the consummation of the transac tion contemplated by such clause (iii),
(iv) or (vi), as the case may be, and the Company shall not be required to pur chase any Notes unless such transaction shall be consum mated, in which case the Company shall be required to pur chase such Notes immediately prior to the consummation of such transaction.

            5.3 PROVISIONS OF NOTICE. The right of the hold ers of Notes to require the Company to effect a Mandatory Redemption shall remain in effect from the time of the mailing of, until the redemption date set forth in, the Change of Control Notice. The Change of Control Notice shall be accompanied by a copy of the information most recently required to be supplied under Sections 8.1(a) and 8.1(b) of the Note Purchase Agreement. The Change of Control Notice shall contain all instruments and materials necessary to enable the holder of this Note to tender this Note pursuant to the Change of Control Offer. The Change of Control Notice, which shall govern the terms of the Mandatory Redemption, shall state:

                       (i) that a Change of Control has occur red, that each
            holder of Notes has the right to require the Company to effect a Mandatory Redemption pursuant to this Section 5 and that tendered Notes will be redeemed;

                       (ii)   the redemption price and the date
            for redemption;

                       (iii) that each holder of Notes may require the Company
            to redeem all (but not less than all) Notes held thereby;

                       (iv) that the Notes redeemed pursuant to the Mandatory
            Redemption shall cease to accrue interest after the designated date for purchase (unless the Company shall default in the payment of the Mandatory Redemption Price, in which case the Notes shall not cease to accrue interest after such date;

                       (v) such other information respecting the procedures for
            effecting the Mandatory Redemption as the Company shall include and such other information as may be required by law; and

                       (vi) that (unless otherwise required by law) any holder
            of Notes will be entitled to with draw his or her election if the Company receives, not later than the close of business on the third

            Business Day next preceding the date scheduled for redemption, facsimile transmission or letter set ting forth the name of such holder, the principal amount of Notes such holder delivered for redemp tion and a statement that such holder is withdraw ing election to have such Notes redeemed.

            5.4 REDEMPTION PROCEDURE. The holder of this Note may elect to require the Company to redeem all (but not less than all) of the Notes held by such holder pursuant to a Mandatory Redemption by delivery of written notice thereof to the Company prior to the date fixed for such Mandatory Redemption. If the holder of this Note so elects, on the date fixed for any Mandatory Redemption, such holder shall surrender all of the Notes held thereby to the Company at the place designated in the Change of Control Notice. From and after the Mandatory Redemption Date (i) such Notes shall no longer be deemed outstanding, (ii) the right to receive interest thereon shall cease to accrue and (iii) all rights of the holders of such Notes shall cease and terminate, excepting only the right to receive the Mandatory Redemption Price therefor; PROVIDED, HOWEVER, that if the Company shall default in the payment of the Mandatory Redemption Price, the Notes shall thereafter be deemed to be outstanding and the holders thereof shall have all of the rights of a holder of Notes until such time as such default shall no longer be continuing or shall have been waived by holders of at least 66-2/3% of the then outstanding principal amount of the Notes.

Section 6.  OPTIONAL REDEMPTION.

            6.1 REDEMPTION BY COMPANY. Except as otherwise provided herein, the Company shall not have any right to prepay or redeem this Note. On and after January 19, 2000 the Company shall have the right, at any time and from time to time at its sole option and election, to redeem (the "Optional Redemption") the Notes, in whole but not in part, on not less than 30 days notice of the date of redemption, which must be a Business Day (any such date an "Optional Redemption Date") at a price (the "Optional Redemption Price") equal to (i) 100% of the outstanding principal amount of the Notes plus (ii) an amount equal to all accrued and unpaid interest thereon (including without limitation, Special Interest), whether or not currently payable, to the Optional Redemption Date, in cash or other immediately available funds. If the Company shall commence a voluntary case under any Bankruptcy Law or consent to the entry of an order for relief in an involuntary case under any Bankruptcy Law or to the appointment of a Custodian of the corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, the Company shall be deemed to have elected to redeem the Notes as provided in this Section 6.1 and shall so redeem the Notes as provided in this
Section 6.

            6.2 CHANGE OF CONTROL. Notwithstanding the fore going, any Notes redeemed pursuant to this Section 6 at a time when the Corporation would be required to deliver a Change of Control Notice in accordance with Section 5 in anticipation of, in connection with or as a result of a potential Change of Control shall be redeemed at a price equal to the Mandatory Redemption Price.

            6.3 NOTICE. Notice of the Optional Redemption (the "Optional Redemption Notice") shall be mailed at least 30, but not more than 60, days prior to the date fixed for redemption to each holder of the Notes, at such holder's address as it appears on the transfer books of the Company. In order to facilitate the redemption of the Notes, the Board of Directors of the Company may fix a record date for the determination of the Notes to be redeemed, or may cause the transfer books of the Company for the Notes to be closed, not more than 60 days or less than 30 days prior to the date fixed for such redemption.

            6.4 DEPOSIT OF FUNDS. On the Optional Redemption Date, the Company shall, and at any time after the Optional Redemption Notice shall have been mailed and before the date of Optional Redemption the Company may, deposit for the benefit of the holders of the Notes the funds necessary for the Optional Redemption with a bank or trust company in the Borough of Manhattan, The City of New York, having a capital and surplus of at least $100,000,000. Any moneys so deposited by the Company and unclaimed at the end of two years from the date designated for the Optional Redemption shall revert to the general funds of the Company or as otherwise required by law. After such reversion, any such bank or trust company shall, upon demand, pay over to the Company such unclaimed amounts and thereupon such bank or trust company shall be relieved of all responsibility in respect thereof and any holder of Notes shall look only to the Company for the payment of the Optional Redemption Price. In the event that moneys are deposited pursuant to this Section 6.4 in respect of Notes that are converted in accordance with the provisions of Section 7, such moneys shall, upon such conversion, revert to the general funds of the Company and, upon demand, such bank or trust company shall pay over to the Company such moneys and shall be relieved of all responsibilities to the holders of such con verted Notes in respect thereof. Any interest accrued on funds deposited pursuant to this
Section 6.4 shall be paid from time to time to the Company for its own account.

            6.5 TERMINATION OF RIGHTS. The Optional Redemption Notice having been given as aforesaid, upon the deposit of funds pursuant to Section 6.4 in respect of the Notes to be redeemed pursuant to Section 6.1, notwithstand ing that any such Notes themselves shall not have been sur rendered for cancellation, from and after the Optional Redemption Date (i) the Notes shall no longer be deemed outstanding, (ii) the rights to receive interest thereon shall cease to accrue and (iii) all rights of the holders of the Notes shall cease and terminate, excepting only the right to receive the Optional Redemption Price therefor and the right to convert such Notes into shares of Common Stock until the close of business on the Optional Redemption Date, in accordance with
Section 7; PROVIDED, HOWEVER, that if the Company shall default in the payment of the Optional Redemption Price, the Notes shall thereafter be deemed to be outstanding and the holders thereof shall have all of the rights of a holder of Notes until such time as such default shall no longer be continuing or shall have been waived by holders of at least 66-2/3% of the then outstanding principal amount of the Notes.

Section 7.  CONVERSION.

            7.1 RIGHT TO CONVERT. Following the expiration or termination of applicable waiting periods under the HSR Act, including any extensions thereof, the holder of this Note shall have the right, at its option, at any time and from time to time, to convert, subject to the terms and provisions of this
Section 7, all or any integral multiple of $100,000 of the then outstanding principal amount of this Note into such number of fully paid and non-assessable shares of Common Stock as is equal, subject to Section 7.7, to the quotient of the principal of this Note being so con verted divided by the Conversion Price (as defined below) then in effect. Notwithstanding the foregoing, if the holder of this Note shall have purchased this Note in a pub lic offering or subsequent to such a public offering thereof, then the holder of this Note may convert all or any integral multiple of $1,000 of the outstanding principal amount of this Note. The Conversion Price shall be $29.00, subject to adjustment as set forth in Section 7.4. Such con version right shall be exercised by the surrender of this Note to the Company at any time during usual business hours at its principal place of business to be maintained by it, accompanied by written notice that the holder elects to convert this Note (or a specified portion of the outstanding principal amount thereof) and specifying the name or names (with address) in which a certificate or certificates for shares of Common Stock are to be issued and (if so required by the Company) by a written instrument or instruments of transfer in form reasonably satisfactory to the Company duly executed by the holder or its duly authorized legal repre-sentative and transfer tax stamps or funds therefor, if required pursuant to
Section 7.11. If less than all of the then outstanding principal amount of this
Note is to be con verted, the Company will promptly issue and deliver to the holder a new Note in the principal amount of the unconverted portion of the Note submitted for conversion; PROVIDED, HOW EVER, that the principal amount of such Note shall not be less than $1,000.00; PROVIDED FURTHER, that if the principal amount of the unconverted portion of this Note is less than $1,000.00, then such amount shall be paid to the holder of this Note in cash or other immediately available funds upon such conversion.

            7.2 ISSUANCE OF COMMON STOCK. As promptly as practicable after the surrender, as herein provided, of this Note for conversion pursuant to Section 7.1, the Company shall deliver to or upon the written order of the holder of this Note so surrendered a certificate or certificates representing the number of fully paid and nonassessable shares of Common Stock into which this Note may be or has been converted in accordance with the provisions of this Section 7. Subject to the following provisions of this paragraph and of Section 7.4, such conversion shall be deemed to have been made immediately prior to the close of business on the date that this Note shall have been sur rendered in satisfactory form for conversion, and the Person or Persons entitled to receive the shares of Common Stock deliverable upon conversion of this Note shall be treated for all purposes as having become the record holder or holders of such shares of Common Stock at such appropriate time, and such conversion shall be at the Conversion Price in effect at such time; PROVIDED, HOWEVER, that no surrender shall be effective to constitute the Person or Persons entitled to receive the shares of Common Stock deliverable upon such conversion as the record holder or holders of such shares of Common Stock while the transfer books of the Company for shares of Common Stock shall be closed (but not for any period in excess of five days), but such surrender shall be effective to constitute the Person or Persons entitled to receive such shares of Common Stock as the record holder or holders thereof for all purposes immedi ately prior to the close of business on the next succeeding day on which such transfer books are open, and such conver sion shall be deemed to have been made at, and shall be made at the Conversion Price in effect at, such time on such next succeeding day. In case of the redemption of this Note pur suant to Section 6, the right of conversion shall cease and terminate at the close of business on the date fixed for redemption, unless the Company shall default in the payment of the applicable redemption price for this Note. If the last day for the exercise of the conversion right shall not be a Business Day, then such conversion right may be exer cised on the next succeeding Business Day.

            7.3 PAYMENT OF INTEREST. When this Note is con verted, all interest (including, without limitation, Special Interest) accrued and unpaid (whether or not currently pay able) on this Note to the date of conversion shall be immediately due and payable, in cash or other immediately available funds, and must accompany the shares of Common Stock issued upon such conversion.

            7.4  ADJUSTMENT OF CONVERSION PRICE.  The
Conversion Price shall be subject to adjustment as follows:

                  (a) In case the Company shall at any time or from time to time
(i) pay a dividend or make a distribution (other than a dividend or distribution paid or made to the holder of this Note in the manner provided in Section 4) on the outstanding shares of Common Stock in shares of Common Stock or other equity interests (which, for purposes of this Section 7.4 shall include, without limitation, any dividends or distributions in the form of options, warrants or other rights to acquire shares of Common Stock or other equity interests) of the Company, (ii) subdivide the outstanding shares of Common Stock into a larger number of shares of Common Stock, (iii) combine the outstanding shares of Common Stock into a smaller number of shares of Common Stock, (iv) issue any equity interest in a reclassification of the shares of Common Stock or (v) pay a dividend or make a dis tribution on the outstanding shares of Common Stock in shares of Common Stock or other equity interests pursuant to a rights plan, "poison pill" or similar arrangement, then, and in each such case, the Conversion Price in effect immediately prior to such event shall be adjusted (and any other appropriate actions shall be taken by the Company) so that the holder of this Note thereafter surrendered for conversion shall be entitled to receive the number of shares of Common Stock or other securities of the Company that such holder would have owned or would have been entitled to receive upon or by reason of any of the events described above, had this Note been converted immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 7.4(a) shall become effective retroactively (i) in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such dividend or distribu tion or (ii) in the case of any such subdivision, combina tion or reclassification, to the close of business on the day upon which such corporate action becomes effective.

                  (b) In case the Company shall at any time or from time to time issue or sell shares of Common Stock (or securities convertible into or exchangeable for shares of Common Stock, or any options, warrants or other rights to acquire shares of Common Stock) (other than (i) options

("Existing Stock Options") to acquire shares of Common Stock granted prior to the date hereof, or eligible for award as of the date hereof to any officer, director, employee or consultant of the Company or any Subsidiary of the Company, (ii) options granted to any officer, director, employee or consultant of the Company or any Subsidiary of the Company pursuant to a stock option plan (including any such plan adopted by the Company subsequent to the date hereof), but only to the extent that, as of the date of the grant of any such option, the number of shares of Common Stock issuable upon the exercise of all options granted to officers, directors, employees and consultants of the Company as of such date (including Existing Stock Options and whether or not such options are currently exercisable or have previously been exercised) do not exceed 15% of the shares of Common Stock issued and outstanding as of such date or (iii) up to 100,000 shares of Common Stock (subject to adjustment) issued upon the exercise of those certain Stock Purchase Warrants issued by the Company to J.J. Farrell Associates, Inc. on July 7, 1994), in either case pursuant to any stock option plan of the Company in effect as of the date hereof, at a price per share less than the Current Market Price per share then in effect at the record date referred to in the following sentence (treating the price per share of any security convertible or exchangeable or exercisable into shares of Common Stock as equal to (i) the sum of the price for such security convertible, exchangeable or exercisable into shares of Common Stock plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such security into shares of Common Stock divided by
(ii) the number of shares of Common Stock initially underlying such convertible, exchangeable or exercisable security), then, and in each such case, the Conversion Price then in effect shall be adjusted by dividing the Conversion Price in effect on the day immediately prior to such record date by a fraction
(x) the numerator of which shall be the sum of the number of shares of Common Stock outstanding on such record date plus the number of additional shares of Common Stock issued or to be issued (or the maximum number into which such convertible or exchangeable securities initially may convert or exchange or for which such options, warrants or other rights initially may be exercised) and (y) the denominator of which shall be the sum of the number of shares of Common Stock outstanding on such record date plus the number of shares of Common Stock that the aggregate consideration for the total number of such additional shares of Common Stock so issued (or into which such convertible or exchangeable securities may convert or exchange or for which such options, warrants or other rights may be exercised, plus the aggregate amount of any additional consideration initially payable upon conversion, exchange or exercise of such security) would pur-chase at the Current Market Price per share on such record date. Such adjustment shall be made whenever such shares of Common Stock, securities, options, warrants or other rights are issued, and shall become effective retroactively to a date immediately following the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such shares of Common Stock, securities, options, warrants or other rights; PRO VIDED, HOWEVER, that the determination as to whether an adjustment is required to be made pursuant to this Sec tion 7.4(b) shall only be made upon the issuance of such shares of Common Stock or such convertible or exchangeable securities, options, warrants or other rights, and not upon the issuance of the security into which such convertible or exchangeable security converts or exchanges, or the security underlying such option, warrants or other right; PROVIDED FURTHER, that if any convertible or exchangeable securities, options, warrants or other rights (or any portions thereof) that shall have given rise to an adjustment pursuant to this Section 7.4(b) shall have expired or terminated without the exercise thereof and/or if by reason of the terms of such convertible or exchangeable securities, options, warrants or other rights there shall have been an increase or increases, with the passage of time or otherwise, in the price payable upon the exercise or conversion thereof, then the Conversion Price hereunder shall be readjusted (but to no greater extent than originally adjusted with respect to the related event) on the basis of (x) eliminating from the computation any additional shares of Common Stock corresponding to such convertible or exchangeable securities, options, warrants or other rights as shall have expired or terminated, (y) treat ing the additional shares of Common Stock, if any, actually issued or issuable pursuant to the previous exercise of such convertible or exchangeable securities, options, warrants or other rights as having been issued for the consideration actually received and receivable therefor and (z) treating any of such convertible or exchangeable securities, options, warrants or other rights that remain outstanding as being subject to exercise or conversion on the basis of such exer cise or conversion price as shall be in effect at the time.

                  (c) In case the Company shall at any time or from time to time distribute on or with respect to the shares of Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the resulting or surviving corporation and the shares of Common Stock are not changed or exchanged) cash, evidences of indebtedness of the Company or another issuer, securities of the Company or another issuer or other assets (excluding (i) Regular Distributions, (ii) dividends and distributions paid or made to the holder of this Note in the manner provided in Section 4 and (iii) dividends payable in shares of Common Stock for which adjustment is made under

Section 7.4(a)) or rights or warrants to subscribe for or purchase securities of the Company (excluding those referred to in Section 7.4(b)) then, and in each such case, the Conversion Price then in effect shall be adjusted by divid ing the Conversion Price in effect immediately prior to the date of such distribution by a fraction (x) the numerator of which shall be the Current Market Price of the shares of Common Stock on the record date referred to below and (y) the denominator of which shall be such Current Market Price of the shares of Common Stock less the amount that a willing buyer would pay a willing seller in an arm's-length transaction at such time (as determined in good faith by the Board of Directors of the Company) for the portion of the cash, evidences of indebtedness, securities or other assets so distributed or of such subscription rights or warrants applicable to one Unit (but such denominator not to be less than one); PROVIDED, HOWEVER, that no adjustment shall be made with respect to any distribution of rights to purchase securities of the Company if the holder of this Note would otherwise be entitled to receive such rights upon conversion at any time of this Note into shares of Common Stock unless such rights are subsequently redeemed by the Company, in which case such redemption shall be treated for purposes of this Section 7.4(c) as a distribution on the shares of Common Stock. Such adjustment shall be made whenever any such distribution is made; PROVIDED, HOWEVER, that in the case of a Cash Distribution (as defined in Section 7.4(f)) such adjustment shall be calculated not later than 45 days following the last day of the Calculation Period (as defined in Section 7.4(f)). The adjustment shall become effective retroactively to a date immediately following the close of business on the record date for the determination of holders of shares of Common Stock entitled to receive such distribu tion.

                  (d) In case the Company at any time or from time to time shall take any action affecting the shares of Common Stock or its other equity interests, if any, other than an action described in any of Section 7.4(a) through Section 7.4(c), inclusive, or Section 7.8, then, and in each such case, the Conversion Price shall be adjusted in such manner and at such time as the Board of Directors of the Company in good faith determines to be equitable in the circumstances (such determination to be evidenced in a resolution, a certified copy of which shall be mailed to the holders of the Notes).

                  (e) Notwithstanding anything herein to the contrary, no adjustment under this Section 7.4 need be made to the Conversion Price unless such adjustment would require an increase or decrease of at least 1% of the Conversion Price then in effect. Any lesser adjustment shall be car ried forward and shall be made at the time of and together




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with the next subsequent adjustment, which, together with any adjustment or adjustments so carried forward, shall amount to an increase or decrease of at least 1% of such Conversion Price. Any adjustment to the Conversion Price carried forward and not theretofore made shall be made immediately prior to the conversion of this Note pursuant hereto.

                  (f) For purposes of Section 7.4(c), a "Regular Distribution" shall mean a distribution of cash or cash equivalents on or with respect to the Common Stock (a "Cash Distribution") in an amount that, when added to the amount of all other Cash Distributions made during the 12- month period ending on the last day of the fiscal quarter of the Company in which such Cash Distribution is made (or, if this Note has been outstanding for a period shorter than 12 months, the period from the first day of the fiscal quarter in which this Note was issued to the last day of such fiscal quarter) (the "Calculation Period"), does not exceed, on the Business Day immediately preceding the date of such distri bution, either (i) 1% of the Current Market Price of the Common Stock or (ii) 12.5% of the net income of the Company (calculated in accordance with generally accepted accounting principles consistently applied) for the 12-month period ending on the last day of the immediately preceding fiscal quarter of the Company.

            7.5 NO ADJUSTMENT FOR TAKING RECORD ONLY. If the Company shall take a record of the holders of shares of Common Stock for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter and before the distribution to holders thereof legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the Conversion Price then in effect shall be required by reason of the taking of such record.

            7.6 OFFICERS' CERTIFICATE. Upon any increase or decrease in the Conversion Price, then, and in each such case, the Company promptly shall deliver to the registered holder of this Note at least 10 Business Days prior to effecting any of the foregoing transactions a certificate, signed by the President or a Vice President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the Company, setting forth in reason able detail the event requiring the adjustment and the method by which such adjustment was calculated and specify ing the increased or decreased Conversion Price then in effect following such adjustment.

            7.7   NO FRACTIONAL SHARES ISSUED.  No fractional
Shares or scrip representing fractional shares of Common
Stock shall be issued upon the conversion of this Note.  If



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more than one Note shall be surrendered for conversion at one time by the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be com puted on the basis of the aggregate outstanding principal amount of the Notes so surrendered. If the conversion of any Note or Notes results in a fraction, an amount equal to such fraction multiplied by the Current Market Price of the Common Stock on the Business Day preceding the day of con version shall be paid to such holder in cash by the Company.

            7.8 SUBSEQUENT TRANSACTIONS. In case of any capital reorganization or reclassification or other change of outstanding shares of Common Stock or other equity inter ests, if any, or in case of any consolidation or merger of the Company with or into another Person (other than a con solidation or merger in which the Company is the resulting or surviving Person and which does not result in any reclas sification or change of shares of Common Stock or other out standing equity interests, if any), or in case of any sale or other disposition to another Person of all or substanti ally all of the assets of the Company (any of the foregoing, a "Transaction"), the Company, or such successor or purchas ing Person, as the case may be, shall execute and deliver to each holder of Notes at least 10 Business Days prior to effecting any of the foregoing Transactions a certificate stating that the holder of each Note then outstanding shall have the right thereafter to convert such Note into the kind and amount (estimating such amount to the extent necessary) of equity securities or other securities (of the Company or another issuer) or property or cash receivable upon such Transaction by a holder of the number of shares of Common Stock into which such Note could have been converted immedi ately prior to such Transaction. Such certificate shall provide for adjustments that shall be as nearly equivalent as may be practicable to the adjustments provided for in this
Section 7. If, in the case of any such Transaction, the equity securities, other securities, cash or property receivable thereupon by a holder of shares of Common Stock includes equity or other securities of a Person other the successor or purchasing Person and other than the Company, that controls or is controlled by the successor or purchas ing Person or which, in connection with such Transaction, issues equity securities, other securities, other property or cash to holders of shares of Common Stock, then such certificate also shall be executed by such Person, and such Person shall, in such certificate, specifically acknowledge the obligations of such successor or purchasing Person and acknowledge its obligations to issue such equity securities, other securities, other property or cash to the holders of Notes upon conversion of the Notes as provided above. The provisions of this Section 7.8 and any equivalent thereof in any such certificate similarly shall apply to successive Transactions. The provisions of this Section 7.8 and any



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equivalent thereof in any such certificate are and shall be in addition to, and not in lieu of, the requirements of the Note Purchase Agreement with respect to a Change of Control Offer.
            7.9 NOTICE OF CERTAIN EVENTS. In case at any time or from time to time:

                  (a) the Company shall declare a dividend (or any other distribution) on the shares of Common Stock or other equity interests, if any, of the Company;

                  (b) the Company shall authorize the granting to the holders of the shares of Common Stock or other equity interests, if any, of the Company of rights or warrants to subscribe for or purchase any equity interests of any class or of any other rights or warrants;

                  (c) there shall be any reclassification of the shares of Common Stock or other equity interests, if any, of the Company, or any consolidation or merger to which the Company is a party and for which approval of any holders of shares of Common Stock of the Company is required, or any sale or other disposition of all or substantially all of the assets of the Company; or

                  (d)   of the voluntary or involuntary dissolu
tion, liquidation or winding up of the Company;

then the Company shall mail to each holder of Notes at such holder's address as it appears on the transfer books of the Company, as promptly as possible but in any event at least ten days prior to the applicable date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution or rights or warrants or, if a record is not to be taken, the date as of which the holders of shares of Common Stock of record to be entitled to such dividend, distribution or rights are to be determined, or
(y) the date on which such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or winding up is expected to become effective; PROVIDED, HOWEVER, that in the case of any event to which Section 7.8 applies, the Company shall give at least 10 days' prior written notice as aforesaid. Such notice shall also specify the date as of which it is expected that holders of shares of Common Stock of record shall be entitled to exchange their shares of Common Stock for equity securities or other securities or property or cash deliverable upon such reclassification, consolidation, merger, sale, conveyance, dissolution, liquidation or wind ing up.

            7.10 RESERVATION OF SHARES. The Company shall at all times reserve and keep available for issuance upon the



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conversion of the Notes, such number of its authorized but unissued shares of
Common Stock as will from time to time be sufficient to permit the conversion of all the then out standing principal amount of the Notes and shall take all action required to increase the authorized number of shares of Common Stock if at any time there shall be insufficient authorized but unissued shares of Common Stock to permit such reservation or to permit the conversion of all the then outstanding principal amount of the Notes.

            7.11 ISSUE TAXES. The issuance or delivery of certificates for shares of Common Stock upon the conversion of Notes shall be made without charge to the converting holder of Notes for such certificates or for any tax in res pect of the issuance or delivery of such certificates or the securities represented thereby, and such certificates shall be issued or delivered in the respective names of, or in such names as may be directed by, the holders of the Notes converted; PROVIDED, HOWEVER, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder of the Notes, and the Company shall not be required to issue or deliver such certificate unless or until the Person or Persons requesting the issuance or delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

Section 8.  BOARD REPRESENTATION.

            8.1 DESIGNATION OF DIRECTORS. If on any date (i) the Company shall have defaulted in the payment of interest (including, without limitation, Special Interest) on the Notes when the same becomes due and payable and such default continues for a period of 180 days, whether or not such payment shall be prohibited by Section 9 hereof, or (ii) a breach of any of the Company's agreements contained in the Notes, the Note Purchase Agreement or the Registration Rights Agreement shall have occurred and such breach shall have continued unremedied for 180 days, then the Company shall cause the number of members of its Board of Directors to be increased by one and shall cause one per son designated by the holders of a majority of the outstand ing principal amount of the Notes to be elected to its Board of Directors as a member of such class of the Board of Directors the term of which shall have the longest unexpired portion. Such designee shall serve until the next annual meeting of stockholders of the Company following the elec tion of such person to the Board of Directors at which directors of such class are to be elected.




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            8.2 ELECTION AT ANNUAL MEETINGS. Commencing with the next annual meeting of stockholders of the Company fol lowing the election of such person to the Board of Directors at which directors of such class are to be elected, and at each annual meeting of stockholders thereafter at which directors of such class are to be elected, until such time as (i) all interest (including, without limitation, Special Interest) shall have been paid in full and (ii) there shall exist no breach of any of the Company's agreements contained in the Notes, the Note Purchase Agreement or the Registration Rights Agreement, the holders of a majority of the outstanding principal amount of the Notes shall be entitled to nominate one director to the Company's Board of Directors. The Company shall cause such nominee to be included in the slate of nominees recommended by the Board to the Company's stockholders for election as directors, and the Company shall use its best efforts to cause the election of such nominee, including voting all shares for which the Company holds proxies (unless otherwise directed by the stockholder submitting such proxy) or is otherwise entitled to vote, in favor of the election of such person.

            8.3 VACANCIES. In the event any such nominee of the holders of a majority of the outstanding principal amount of the Notes shall cease to serve as a director for any reason, other than by reason of the holders of a major ity of the outstanding principal amount to the Notes not being entitled to nominate a nominee as provided in Section 8.2, the Company shall use its best efforts to cause the vacancy resulting thereby to be filled by a nominee of the holders of a majority of the outstanding principal amount of the Notes.

            8.4 RESIGNATION OF DIRECTOR. If at any time (i) all interest (including, without limitation, Special Interest) shall have been paid in full and (ii) there shall exist no breach of any of the Company's agreements contained in the Notes, the Note Purchase Agreement or the Registration Rights Agreement, the right of the holders of a majority of the outstanding principal amount of the Notes to designate one director shall cease (subject to revesting in the event of each and every subsequent event of the charac ter giving rise to such right) and such director shall promptly tender his resignation.

Section 9.  SUBORDINATION.

            9.1 AGREEMENT OF SUBORDINATION. The Company covenants and agrees, and the holder of this Note (whether upon original issue or upon transfer, assignment or exchange thereof), by his acceptance hereof, likewise covenants and agrees, that the payment of the principal of, premium, if any, and interest on this Note, together with any other



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payments payable in respect of this Note, including, without limitation, any amount payable in connection with the redemption or repurchase of this Note ("Subordinated Amounts") shall, to the extent and in the manner hereinafter set forth, be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness, whether outstanding at the date of this Note or hereafter incurred.

            The term "Senior Indebtedness" shall mean the principal of, premium, if any, and interest on, and any other payment due pursuant to any of the following, whether outstanding at the date hereof or hereafter incurred or created:

                  (a) all indebtedness of the Company for money borrowed arising under or in connection with the Loan Agreement, as it may be further amended or modified from time to time, and all renewals, extensions, refundings or refinancings of such indebtedness incurred with financial institutions, insurance companies or other institutional lenders (any such indebtedness and renewals, extensions, refundings or refinancings thereof, "Senior Institutional Indebtedness");

                  (b) all indebtedness of the Company for money borrowed other than Senior Institutional Indebtedness (including, without limitation, any indebtedness secured by a mortgage, conditional sales contract or other Lien which is (i) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or
(ii) existing on property at the time of acquisition thereof);

                  (c)   all indebtedness of the Company evi
denced by notes, debentures, bonds or other securities sold by the Company for money;

                  (d) all lease obligations of the Company which are capitalized on the books of the Company in accord ance with generally accepted accounting principles;

                  (e) all indebtedness of others of the kinds described in either of the preceding clauses (b) or (c) and all lease obligations of others of the kind described in the preceding clause (d) assumed by or guaranteed in any manner by the Company or in effect guaranteed by the Company through an agreement to purchase, contingent or otherwise.

                  (f)   all indebtedness of any Subsidiary of
the Company for which the Company is liable as a guarantor;




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                  (g) all renewals, extensions, refundings or refinancings of indebtedness of the kinds described in any of the preceding clauses (b), (c),
(e) and (f) and all renewals or extensions of lease obligations of the kinds described in either of the preceding clauses (d) and (e);

                  (h) interest accruing subsequent to the fil ing of a petition initiating any bankruptcy, insolvency or similar proceeding with respect to any indebtedness or lease obligation of the Company;

                  (i) all obligations of the Company in res pect of any interest rate or currency swap or similar agree ments entered into with any holder of any Senior Indebtedness; and

                  (j) all fees, expenses, reimbursements and other amounts payable to holders of Senior Indebtedness under the terms of the instrument or lease creating or evi dencing the same,

unless, in the case of any particular indebtedness, lease, renewal, extension, refunding or refinancing, the instrument or lease creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, lease, renewal, extension, refunding or refin ancing is not senior in right of payment to the Notes or is expressly subordinate by its terms in right of payment to all other indebtedness of the Company.

            This Section 9 shall constitute a continuing offer to all persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness, and such holders are made obligees hereunder and they and/or each of them may enforce such pro visions in accordance with the provisions of this Note.

            No provision of this Section 9 shall prevent the occurrence of any default or Event of Default hereunder.

            9.2 PAYMENTS TO NOTE HOLDERS. No payment shall be made by the Company of any Subordinated Amounts: (a) in the event and during the continuation of any default in the payment (a "Payment Default") of principal, premium, if any, interest or any other payment due on any Senior Indebtedness under or in connection with the instrument, agreement or lease evidencing such Senior Indebtedness and the holders of the requisite principal amounts of such Senior Indebtedness or their agents shall not have delivered to the holder of this Note a notice of waiver of the benefits of this clause (a) and a consent to the making of scheduled payments on or on account of this Note or taking any other prohibited




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action until further notice from such holders or such agents; or (b) in the event of receipt of written notice by the holder of this Note from the holders of any Senior Institutional Indebtedness or their representatives of a default (other than a Payment Default) permitting acceleration of any Senior Institutional Indebtedness for a period (the "Blockage Period") terminating on the earlier to occur of (i) the cure, waiver or cessation of such default or
(ii) 180 days from the date of receipt of written notice thereof by the holder of this Note. At the expiration of such Blockage Period, and so long as there does not exist a Payment Default, the Company shall promptly pay to the holder of this Note all sums not paid during such Blockage Period as a result of this paragraph. For all purposes of this paragraph, no event of default that existed or was con tinuing with respect to the Senior Institutional Indebtedness to which the Blockage Period relates on the date such Blockage Period commenced shall be or be made the basis for the commencement of any subsequent Blockage Period by the holder or holders of such Senior Institutional Indebtedness (or their respective agents) unless such event of default is cured or waived for a period of not less than 90 consecutive days. There shall be no more than one Blockage Period initiated in any 360-day period.

            Upon any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding-up or liquidation or reorganization of the Company, whether voluntary or involuntary or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Indebtedness shall first be paid in full, or payment thereof provided for in money in accordance with its terms, before any payment (other than equity securities or other securi ties of the Company or any other entity, the payment of which is subordinated at least to the extent provided in this Section 9 to the payment of all Senior Indebtedness that may at the time be outstanding) is made on account of the principal, premium, if any, or interest on, or other amounts payable in respect of, this Note including, without limitation, any amount payable in connection with the redemption of this Note; and upon any such dissolution, winding-up or liquidation or reorganization any payment by the Company, or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the holder of this Note would be entitled, except for the provisions of this Section 9, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidat ing trustee, agent or other Person making such payment or distribution, or by the holder of this
Note if received by them or it, directly to the holders of Senior Indebtedness (pro rata to such holders on the basis of the respective



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amounts of Senior Indebtedness held by such holders) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Indebtedness may have been issued, as their respective interests may appear, to the extent necessary to pay all Senior Indebtedness in full, in money or money's worth, after giving effect to any concur rent payment or distribution to or for the holders of Senior Indebtedness, before any payment or distribution is made to the holder of this Note.

            In the event that, notwithstanding the foregoing, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, shall be received by the holder of this Note before all Senior Indebtedness is paid in full, or provision is made for such payment in money in accordance with its terms, such payment or distribution shall be held in trust for the benefit of and shall be paid over or deli vered to the holders of Senior Indebtedness or their repre sentative or representatives, or to the trustee or trustees under any indenture pursuant to which any instrument evi dencing any Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in money in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of such Senior Indebtedness.

            9.3 SUBROGATION OF NOTE. Subject to the payment in full of all Senior Indebtedness, the rights of the holder of this Note shall be subrogated to the rights of the hold ers of Senior Indebtedness to receive payments or distribu tions of cash, property or securities of the Company applic able to the Senior Indebtedness until the principal of (and premium, if any) and interest on this Note (including, with out limitation, Special Interest) shall be paid in full; and, for the purposes of such subrogation, no payments or distributions to the holders of the Senior Indebtedness of any cash, property or securities to which the holder of this Note would be entitled except for the provisions of this Section 9, and no payment over pursuant to the provisions of this Section 9, to or for the benefit of the holders of Senior Indebtedness by the holder of this Note, shall, as between the Company, its creditors other than holders of Senior Indebtedness, and the holder of this Note, be deemed to be a payment by the Company to or on account of the Senior Indebtedness. It is understood that the provisions of this Section 9 are and are intended solely for the pur pose of defining the relative rights of the holder of this Note, on the one hand, and the holders of the Senior Indebtedness, on the other hand.



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            If any payment or distribution to which the holder of this Note would otherwise have been entitled but for the provisions of this Section 9 shall have been applied, pur suant to the provisions of this Section 9 to the payment of amounts payable under Senior Indebtedness of the Company, then, and in such case, the holder of this Note shall be entitled to receive from the holders of Senior Indebtedness the full amount of any such payments or distributions received by holders of Senior Indebtedness in excess of the amount sufficient to pay in full all amounts payable under, or in respect of, the Senior Indebtedness of the Company.

            Nothing contained in this Section 9 or elsewhere in this Note is intended to or shall impair or affect, as between the Company, its creditors other than the holders of Senior Indebtedness, and the holder of this Note, the obli gation of the Company, which is absolute and unconditional, to pay to the holder of this Note the principal of (and premium, if any) and interest (including without limitation, Special Interest) on this Note as and when the same shall become due and payable in accordance with its terms, or is intended to or shall affect the relative rights of the holder of this Note and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the holder of this Note from exercising all remedies otherwise permitted by applicable law upon default under this Note, subject to the rights, if any, under this Section 9 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

            Upon any payment or distribution of assets of the Company referred to in this Section 9, the holder of this Note shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such disso lution, winding-up, liquidation or reorganization proceed ings are pending, or a certificate of the receiver, trustee in bankruptcy, liquidation trustee, agent or other Persons making such payment or distribution, delivered to the holder of this Note, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto and to this Section 9.

            9.4 NOTICE TO NOTE HOLDERS. The Company shall give prompt written notice to the holder of this Note of any fact known to the Company that would prohibit the making of any payment to the holder of this Note.

            9.5    NOTE HOLDER'S RELATION TO SENIOR
INDEBTEDNESS.  The holder of this Note shall be entitled to




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all the rights set forth in this Section 9 in respect of any Senior Indebtedness at any time held by it, to the extent as any other holder of Senior
Indebtedness, and nothing in this Note shall deprive the holder of this Note of any of its rights as such holder.

            With respect to the holders of Senior Indebted ness, the holder of this Note undertakes to perform or to observe only such of its covenants and obligations as are specifically set forth in this Note, and no implied cove nants or obligations with respect to the holders of Senior Indebtedness shall be read into this Note against the holder of this Note. The holder of this Note shall not be deemed to owe any fiduciary duty to the holders of Senior Indebt edness and the holder of this Note shall not be liable to any holder of Senior Indebtedness if it shall mistakenly pay over or deliver to the Company or any other Person money or assets to which any holder of Senior Indebtedness shall be entitled by virtue of this Section 9 or otherwise.

Section 10.  COVENANTS.

            10.1 NOTICE OF DEFAULTS. The Company will give notice in writing to the holder of this Note immediately upon becoming aware of the occurrence of any Default or Event of Default under this Note.

            10.2 CONSOLIDATIONS AND MERGERS. The Company shall not merge, consolidate with or into, or convey, trans fer, lease or otherwise dispose of (whether in one transac tion or in a series of transactions) all or substantially all of its assets (whenever acquired), except that the Company may consolidate or merge with or into, or sell all or substantially all of its assets to, any Person if:

                  (a) the corporation formed by such consoli dation or surviving such merger or the Person that acquires all or substantially all of the assets of the Company shall be (after giving effect to such transaction) a Solvent cor poration organized and existing under, the laws of the United States, any state thereof, or the District of Columbia and, in the case of the acquisition of all or substantially all of the assets of the Corporation, shall expressly assume in writing all of the obligations of the Company under the Note Purchase Agreement, this Note (including, without limitation, the obligation to issue shares of common stock upon the conversion of any portion of this Note) and the Registration Rights Agreement;

                  (b)   immediately after giving effect to such
transaction, no default under, or breach of, the provisions of this Note, exists;



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                                                                              24




                  (c) the corporation formed by or surviving any such transaction or the Person that acquires all or sub stantially all of the assets of the Company shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transac tion; and

                  (d) the Company shall have furnished to the holder of this Note (i) an opinion of counsel satisfactory to the holders of a majority of the outstanding principal amount of the Notes, addressing the matters (other than sol vency) set forth in clause (a) above and (ii) the certifi cate of the Chief Financial Officer of the Company to the effect that such transaction has been consummated in compli ance with the foregoing requirements; PROVIDED, HOWEVER, that nothing in this Section 10.2 shall affect the rights of the holder of this Note under the Note Purchase Agreement, this Note or the Registration Rights Agreement.

            10.3 LIMITATION ON TRANSACTIONS WITH AFFILIATES. Neither the Borrower nor any Subsidiary of the Borrower will enter into or permit to exist any transactions with (a) any Person who is a holder of 5% or more of any class of equity or debt securities of the Borrower or an Affiliate of any such holder, or (b) a director or officer of the Borrower or a Subsidiary of the Borrower, (the Persons referred to in clauses (a) and (b) being referred to herein as "Affiliated Persons") other than on terms and conditions as favorable to the Borrower or such Subsidiary as would be obtainable at the time in a comparable arm's length transaction with any Person who is not such an Affiliated Person.

            10.4 CUSIP NUMBERS; PORTAL AND DTC. The Borrower will use commercially reasonable efforts to obtain CUSIP numbers for the Notes and, if requested by the holder of this Note, to arrange for the Notes to be eligible for transfer through the Depositary Trust Company and through the PortalSM Market of the National Association of Securities Dealers, Inc.

            10.5 CONSOLIDATED TANGIBLE NET WORTH. The Company will not permit its Consolidated Tangible Net Worth, measured on the last day of each fiscal quarter of the Company, to be less than $40,000,000. "Consolidated Tangible Net Worth" means, at any particular date, the sum of (i) all amounts that would be included under paid-in capital, retained earnings and capital stock on a consoli dated balance sheet of the Company and its Subsidiaries and (ii) the net proceeds received by the Company upon the issuance of the Notes, LESS all amounts that would be included under intangible assets and treasury stock on a consolidated balance sheet of the Company and its Subsidiaries, in all cases determined on a consolidated



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                                                                              25




basis in accordance with generally accepted accounting prin ciples in the United States in effect from time to time as at such date.

Section 11.  DEFAULTS AND REMEDIES.

            11.1 EVENT OF DEFAULT. An "Event of Default" shall occur if:

                  (a) the Company defaults in the payment of interest (including, without limitation, Special Interest) on this Note when the same becomes due and payable and such default continues for a period of 15 Business Days, whether or not such payment shall be prohibited by the provisions of
Section 9 hereof;

                  (b) the Company defaults in the payment of principal of this Note when the same becomes due and payable at maturity, upon redemption or otherwise, whether or not such payment shall be prohibited by the provisions of Sec tion 9 hereof;

                  (c)    the Company fails to comply with any
provision of Section 10 hereof or Article 9 of the Note
Purchase Agreement;

                  (d) the Company fails to comply with any agreements (other than those referred to in clauses (a), (b) or (c) above) in the Note Purchase Agreement, this Note or the Registration Rights Agreement and, if such failure is capable of being remedied, such failure continues unremedied for 30 days after notice thereof by the holders of a major ity of the then outstanding principal amount of the Notes;

                  (e)   the Company or any of its Subsidiaries
pursuant to or within the meaning of any Bankruptcy Law:

                            (i)  commences a voluntary case,

                           (ii)  consents to the entry of an
      order for relief against it in an involuntary case,

                          (iii) consents to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official (a "Custodian") of it or for all or substantially all of its property, or

                           (iv)  makes a general assignment for
      the benefit of its creditors;

                  (f) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:



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                                                                              26




                            (i)  is for relief against the Company
      or any of its Subsidiaries in an involuntary case,

                           (ii)  appoints a Custodian of the
      Company or any of its Subsidiaries or for all or substantially all of its property, or

                          (iii) orders the winding up or liquida tion of the Company or any of its Subsidiaries and the order or decree remains unstayed and in effect for 60 days;

                  (g) the Company or any of its Subsidiaries defaults in the payment of Indebtedness aggregating in excess of $1,000,000 when due, after any grace periods with respect thereto shall have expired and upon non-waiver by the holders of any such Indebtedness and such default con tinues unremedied for 30 days, or there has been an acceler ation of in excess of $1,000,000 aggregate principal amount of Indebtedness of the Company by the holder thereof following an event of default as defined in any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced such Indebtedness of the Company, whether such Indebtedness now exists or shall hereafter be created; or

                  (h) a judgment for the payment of money the uninsured portion of which exceeds $10,000,000 shall be rendered against the Company or any of its Subsidiaries and shall remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days after the date on which the judgment has been rendered, unless (i) no proceeding for execution of such judgment has been commenced or (ii) any such proceeding has been stayed.

            11.2 ACCELERATION. If an Event of Default occurs under clauses (e) or (f) of Section 11.1, then the principal of and the accrued interest on all Notes shall become due and payable immediately, whether or not notice of such Event of Default shall have been given by any holder of Notes. If any Event of Default occurs and is continuing for a period of fifteen (15) days, holders holding a majority of the then outstanding principal amount of the Notes by notice to the Company may declare the principal of and accrued interest on all the Notes to be due and payable immediately. Upon such declaration such principal and interest shall be due and payable immediately. The holders of a majority of the then outstanding principal amount of the Notes may rescind an acceleration and its consequences if all existing Events of Default (other than nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived and if the rescission would not conflict




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                                                                              27




with any judgment or decree. Nothing in this Section 11.2 shall limit or modify the provisions of Section 9.

            11.3 OTHER REMEDIES. If an Event of Default occurs and is continuing, the holder of this Note may pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on this Note or to enforce the performance of any provision of this Note, the Note Purchase Agreement or the Registration Rights Agreement.

            The holder of this Note may maintain a proceeding even if it does not possess the Note or does not produce it in the proceeding. Except as otherwise provided by law, a delay or omission by the holder of this Note in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclu sive of any other remedy. All available remedies are cumu lative.

            11.4 WAIVER OF DEFAULTS. Holders of a majority of the then outstanding principal amount of the Notes may waive in writing a default and its consequences (other than a default in the payment of principal of or interest on this Note). When a default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other default or Event of Default or impair any consequent right.

            11.5 CONTROL BY MAJORITY. Holders of a majority in outstanding principal amount of the Notes may direct the time, method and place of conducting any proceeding for any legal remedy available to the holders; PROVIDED, HOWEVER, that if an "Event of Default" occurs under clause (a) or (b) of Section 11.1, the holder of this Note, if it exercises its right to accelerate the maturity of this Note, may proceed, subject to the penultimate sentence of Sec tion 11.2, to enforce its remedies with or without the holders of any other Notes at the time and place and in the manner determined by such holder in its sole discretion.

Section 12.  DEFINITIONS.

            For the purposes of this Note, the following terms shall have the meanings indicated:

            "Affiliate" shall have the meaning ascribed to such term in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

            "Business Day" shall mean any day other than a Saturday, Sunday or other day on which commercial banks in




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                                                                              28




the State of New York are authorized or required by law to close.

            "CHANGE OF CONTROL" of the Company shall mean such time as:

                       (i) Any Person or "group" (within the meaning of Section
            13(d)(3) of the Exchange Act) other than the Principal Shareholders or the Purchaser is or becomes the beneficial owner, directly or indirectly, of outstanding shares of capital stock of the Company, entitling such Person or Persons to exercise 50% or more of the total votes entitled to be cast at a regular or special meeting, or by action by written consent, of shareholders of the Company (the term "beneficial owner" shall be determined in accord ance with Rule 13d-3, promulgated by the Commission under the Exchange Act);

                       (ii) A majority of the Board of Directors of the Company
            shall consist of Persons other than Continuing Directors. The term "CONTINUING DIRECTOR" shall mean any member of the Board of Directors of the Company on the Closing Date and any other member of the Board of Directors who shall be recommended or elected to succeed or become a Continuing Director by a majority of Continuing Directors who are then mem bers of the Board of Directors of the Company.

                       (iii) The shareholders of the Company shall have approved
            a recapitalization, reorgani zation, merger, consolidation or similar transac tion, in each case, with respect to which all or substantially all the Persons who were the respec tive beneficial owners of the outstanding shares of capital stock of the Company immediately prior to such recapitalization, reorganization, merger or consolidation, beneficially own, directly or indirectly, less than 50% of the combined voting power of the then outstanding shares of capital stock of the Company resulting from such recapi talization, reorganization, merger, consolidation or similar transaction;

                       (iv) The shareholders of the Company shall have approved
            of the sale or other disposi tion of all or substantially all the assets of the Company in one transaction or in a series of related transactions;




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


                                                                              29




                       (v) Immediately after any merger, con solidation,
            recapitalization or similar transac tion, the Principal Shareholders
            (A) shall have increased the aggregate percentage of the out standing shares of capital stock of the Company they beneficially own, directly or indirectly, by 10% of such outstanding shares of capital stock or more (or if the entity surviving such transaction is a corporation, the Principal Shareholders' ownership in the new entity shall have increased by 10% or more of their aggregate percentage of ownership of the Company immediately prior to the transaction) and (B) shall be the beneficial owners directly or indirectly, of outstanding shares of stock of the Company (or any Person surviving such transaction) entitling them collec tively to exercise 50% or more of the total voting power of shares of capital stock of the Company (or the surviving Person in such transaction) and, in anticipation of, in connection with or as a result of, such transaction, the Company (or such surviving Person) shall have incurred or issued additional Indebtedness such that the total Indebtedness so incurred or issued equals at least 50% of the consideration payable in such transac tion; PROVIDED, HOWEVER, that any such transaction shall not be considered a Change of Control if the holders of Notes shall have participated therein on no less than a PARI PASSU basis (assuming con version of all such holders' Notes into Conversion Shares) with the Principal Shareholders;

                       (vi) The shareholders of the Company approve any
            transaction (or if no such approval is required, upon the occurrence of any transaction) the result of which is that the Common Shares shall no longer be required to be registered under Section 12 of the Exchange Act and that the hold ers of shares of Common Stock do not receive com mon stock of the Person surviving such transaction that is required to be registered under Section 12 of the Exchange Act.

            "Class A Common Stock" shall mean the Class A Common Stock, par value $.01 per share, of the Company.

            "Common Stock" shall mean the common stock, par value $.01 per share, of the Company.

            "Current Market Price" per share of Common Stock shall mean, on any date specified herein for the determination thereof, (a) the average daily Market Price of the Common Stock for the twenty trading days immediately preced-



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


                                                                              30



ing such date (if no Market Price is available for any given day, such trading day shall not be included in the determin ation of the Current Market Price), and (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange or quoted in the over-the-counter market, a market price per share determined in good faith by the Board of Directors of the Company or, if the holders of a majority of the Notes so elect within twenty business days after notice of the necessity of such calculation shall have been delivered by the Company to the holders of the Notes, then at the Company's expense by an appraiser chosen by the holders of a majority of the Notes with the consent of the Company, which consent shall not be unreasonably withheld.

            "Loan Agreement" shall mean the Loan Agreement among the Company, WellCare of New York, Inc, WellCare
Development, Inc., WellCare Administration, Inc., Wellcare
Medical Management, Inc. and Key Bank of New York, dated
June 28, 1995.

            "Market Price" shall mean, per share of Common Stock, on any date specified herein: (a) the closing price per share of the Common Stock on such date published in the Wall Street Journal or, if no such closing price on such date is published in the Wall Street Journal, the closing price on such date, as officially reported on the principal national securities exchange on which the Common Stock is then listed or admitted to trading; or (b) if the Common Stock is not then listed or admitted to trading on any national securities exchange but is designated as a national market system security by the National Association of Securities Dealers, Inc., the last trading price (the clos ing sale price) of the Common Stock on such date; or (c) if there shall have been no trading on such date or if the Common Stock is not so designated, the average of the reported closing bid and asked prices of the Units, on such date as shown by the National Market System of the Nasdaq Stock Market and reported by any member firm of the New York Stock Exchange selected by the Company.

            "Person" shall mean any individual, firm, corpora tion, partnership, limited liability company, trust, incor porated or unincorporated association, joint venture, joint stock company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or other wise) of such entity.

            "Subsidiary" shall mean, with respect to any Person, a corporation or other entity of which 50% or more of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by such Person.



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                                                                              31




Section 13.  MISCELLANEOUS.

            13.1  GOVERNING LAW.  THIS NOTE SHALL BE GOVERNED
BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF
NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED
ENTIRELY WITHIN SUCH STATE.

            13.2 WAIVER OF NOTICE. The Company, to the extent permitted by law, hereby waives presentment, demand, notice, protest and all other demands and notices in connec tion with delivery, acceptance, performance and enforcement of this Note, except as specifically otherwise provided herein or in the Note Purchase Agreement.

            13.3 AMENDMENT. The terms of this Note other than the principal amount, the maturity date and the inter est rate, may be amended only by the written agreement of the holders of the majority of the then outstanding princi pal amount of the Notes, and then only if identical amend ments are made simultaneously to all other then outstanding Notes. The principal amount, maturity date and interest rate of this Note may be amended only by the written agree ment of the holder of this Note.

            13.4 REACQUIRED NOTES. Any Note converted, redeemed, purchased or otherwise acquired by the Company or any of its Subsidiaries in full in any manner whatsoever, shall be deemed canceled immediately upon such conversion, redemption, purchase or other acquisition. None of the out standing principal amounts of any Notes held by the Company or any of its Subsidiaries or Affiliates shall be deemed at any time to be outstanding for purposes of determining whether the holders of any percentage of the outstanding principal amount of the Notes have taken or desire to take any action as holders of the Notes.

            13.5 EXCHANGE OF NOTES. At the option of the holder of this Note, this Note may be exchanged for other Notes of like tenor and of a like aggregate principal amount, upon surrender of this Note at the principal office of the Company; PROVIDED, HOWEVER, that the minimum denomin ation of any Note to be issued in exchange for this Note shall be at least $100,000, unless the holder of this Note shall have purchased this Note in a public offering or sub sequent to a public offering thereof, in which case the




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                                                                              32



minimum denomination of any Note to be issued in exchange for this Note shall be at least $1,000.


                              THE WELLCARE MANAGEMENT GROUP, INC.


                              By:  /s/ Marystephanie Corsones
                                 -----------------------------------------
                                 Name:  Marystephanie Corsones
                                 Title: Vice President of Finance and
                                        Chief Financial Officer

                                                                       EXHIBIT 3

                                                                       EXHIBIT 3





================================================================================






                          REGISTRATION RIGHTS AGREEMENT


                                     between


                       THE WELLCARE MANAGEMENT GROUP, INC.


                                       and



                             THE 1818 FUND II, L.P.








                     ---------------------------------------

                             Dated January 19, 1996

                     ---------------------------------------







================================================================================

                                TABLE OF CONTENTS


                                                                     PAGE

1.    Background.......................................................1

2.    Registration Under Securities Act, etc...........................1

      2.1   Registration on Request....................................1
      2.2   Shelf Registration.........................................4
      2.3   Incidental Registration....................................5
      2.4   Registration Procedures....................................7
      2.5   Underwritten Offerings....................................11
      2.6   Preparation; Reasonable Investigation.....................12
      2.7   Limitations, Conditions and Qualifications to
            Obligations under Registration Covenants..................12
      2.8   Indemnification...........................................13

3.    Definitions.....................................................16

4.    Rule 144 and Rule 144A..........................................18

5.    Lock-up Periods.................................................19

6.    Amendments and Waivers..........................................19

7.    Nominees for Beneficial Owners..................................19

8.    Notices.........................................................20

9.    Assignment......................................................20

10.   Calculation of Percentage Interests in Registrable
      Securities......................................................20

11.   No Inconsistent Agreements......................................21

12.   Remedies........................................................21

13.  Certain Distributions............................................21

14.   Severability....................................................21

15.   Entire Agreement................................................21

16.   Headings........................................................22

17.   GOVERNING LAW...................................................22

18.   Counterparts....................................................22



                                        i

            REGISTRATION RIGHTS AGREEMENT, dated January 19, 1996, between THE WELLCARE MANAGEMENT GROUP, INC., a New York corporation (the "Company"), and THE 1818 FUND II, L.P., a Delaware limited partnership (the "Purchaser").

            1. BACKGROUND. Pursuant to a Note Purchase Agreement, dated January 19, 1996, between the Company and the Purchaser (the "Purchase Agreement"), the Purchaser has agreed to purchase from the Company, and the Company has agreed to issue to the Purchaser, $20 million of the Company's 6% Subordinated Convertible Notes due December 31, 2002 (the "Notes"), which under certain circumstances may be converted into shares of the Company's Common Stock, par value $.01 per share. Capitalized terms used herein but not otherwise defined shall have the meanings given them in the Purchase Agreement or in Section 3.

            2.    REGISTRATION UNDER SECURITIES ACT, ETC.

                  2.1   REGISTRATION ON REQUEST.

                        (a)   REQUEST.  At any time, or from time
to time, of one or more holders (the "Initiating Holders") of 20% or more of the Conversion Shares, may, upon written request, require the Company to effect the registration under the Securities Act of any Registrable Securities held by such Initiating Holders. The Company promptly will give written notice of such requested registration to all other holders of Registrable Securities who may join in such registration, and thereupon the Company will use its best efforts to effect, at the earliest possible date, the registration under the Securities Act, including by means of a shelf registration on Form S-3 (or any successor form) pursuant to Rule 415 under the Securities Act if so requested in such request (but only if the Company is then eligible to use such a shelf registration and if Form S-3 (or such successor form) is then available to the Company), of

                               (i)  the Registrable Securities
      that the Company has been so requested to register by such Initiating Holders, and

                              (ii)  all other Registrable
      Securities that the Company has been requested to register by the holders thereof (such holders together with the Initiating Holders hereinafter are referred to as the "Selling Holders") by written request given to the Company within 30 days after the giving of such written notice by the Company, all to the extent requisite to permit the disposition of the Registrable Securities so to be registered.


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


                                                                               2




                        (b)   REGISTRATION OF OTHER SECURITIES.
Whenever the Company shall effect a registration pursuant to this Section 2.1, no securities other than Registrable Securities shall be included among the securities covered by such registration unless (i) the managing underwriter of such offering shall have advised each Selling Holder of Registrable Securities to be covered by such registration in writing that the inclusion of such other securities would not adversely affect such offering or (ii) the Selling Holders of not less than 50% of all Registrable Securities to be covered by such registration shall have consented in writing to the inclusion of such other securities.

                        (c)   REGISTRATION STATEMENT FORM.
Registrations under this Section 2.1 shall be on such appropriate registration form of the Commission as shall be reasonably selected by the Company.

                        (d)   EFFECTIVE REGISTRATION STATEMENT.
A registration requested pursuant to this Section 2.1 shall not be deemed to have been effected (i) unless a registra tion statement with respect thereto has become effective and remained effective in compliance with the provisions of the Securities Act with respect to the disposition of all Regis trable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement (unless the failure to so dispose of such Registrable Securities shall be caused solely by reason of a failure on the part of the Selling Holders) (PROVIDED, HOWEVER, that except with respect to any registration statement filed pursuant to Rule 415 under the Securities Act, such period need not exceed 135 days), (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to the Selling Holders and has not thereafter become effective, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of the Selling Holders.

                        (e)   SELECTION OF UNDERWRITERS.  The
underwriter or underwriters of each underwritten offering of the Registrable Securities so to be registered shall be selected by the Selling Holders of more than 50% of each class of Registrable Securities to be included in such registration and shall be reasonably acceptable to the Company.

                        (f)   PRIORITY IN REQUESTED REGISTRATION.
If the managing underwriter of any underwritten offering shall advise the Company in writing (and the Company shall so advise each Selling Holder of Registrable Securities requesting registration of such advice) that, in its opinion, the number of securities requested to be included in such registration exceeds the number that can be sold in such offering within a price range acceptable to the Selling Holders of 66-2/3% of the Registrable Securities requested to be included in such registration, the Company, except as provided in the following sentence, will include in such registration, to the extent of the number and type that the Company is so advised can be sold in such offering, Registrable Securities requested to be included in such registration, pro rata among the Selling Holders requesting such registration on the basis of the estimated gross proceeds from the sale thereof. If the total number of Registrable Securities requested to be included in such registration cannot be included as provided in the preceding sentence, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 33-1/3% of the Registrable Securities with respect to which registration has been requested and constituting not less than 66-2/3% of the Initiating Holders, shall have the right to withdraw the request for registration by giving written notice to the Company within 20 days after receipt of such notice by the Company and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof. In connection with any such registration to which this Section 2.1(f) is applicable, no securities other than Registrable Securities shall be covered by such registration.

                        (g)   LIMITATIONS ON REGISTRATION ON
REQUEST. Notwithstanding anything in this Section 2.1 to the contrary and except as otherwise provided in Section 2.1(g)(y), in no event will the Company be required to (i) effect, in the aggregate, more than two registrations pursuant to this Section 2.1,(ii) effect more than one registration pursuant to this
Section 2.1 within the twelve-month period occurring immediately subsequent to the effectiveness (within the meaning of Section 2.1(d)) of a registration statement filed pursuant to this Section 2.1 or (iii) effect an underwritten offering pursuant to this Section 2.1 within six months of the consummation of an underwritten offering pursuant to the Shelf Registration.

                        (h)   LISTING.  The Company shall list
the Registrable Securities subject to Section 2.1(a) on the National Market of the Nasdaq Stock Market or another of the national securities exchanges or automated quotation system and shall provide for redesignation of the securities to be offered into denominations suitable for public trading upon request of any underwriter or underwriters of any underwritten offering of Registrable Securities.

                        (i)   EXPENSES.  The Company will pay all
Registration Expenses (except for any underwriting commissions or discounts) in connection with any registration requested pursuant to this Section 2.1; PROVIDED, HOWEVER, that the Company will not be required to pay the Registration Expenses with respect to any registration the request for which has been withdrawn pursuant to the penultimate sentence of Section 2(f).

                  2.2   SHELF REGISTRATION.

                        (a)   FILING AND EFFECTIVENESS OF SHELF
REGISTRATION. Within eighteen months after the Closing Date, the Company shall file an "evergreen" shelf registration statement solely with respect to the Registrable Securities and pursuant to Rule 415 under the Securities Act (the "Shelf Registration"). The Shelf Registration shall be on Form S-3 (or any successor form) if the Company is then eligible to use Form S-3 (or such successor form). The Shelf Registration shall provide that the Notes may only be sold in an underwritten offering; PROVIDED, HOWEVER, that the foregoing shall not limit the manner of sale of the Conversion Shares. The Company shall use its best efforts to have the Shelf Registration declared effective as soon as reasonably practicable after such filing, and shall use its best efforts to keep the Shelf Registration effective and updated, from the date such Shelf Registration is declared effective until such time as all of the Registrable Securities shall cease to be Registrable Securities. Notwithstanding the foregoing, the Company may, upon six months prior written notice to the holders of Registrable Securities, withdraw the Shelf Registration if, subsequent to the fourth anniversary of the Closing Date, fewer than 20% of the Conversion Shares remain Registrable Securities.

                        (b)   SUPPLEMENTS AND AMENDMENTS;
EXPENSES. The Company shall supplement or amend, if necessary, the Shelf Registration, as required by the instructions applicable to such registration form or by the Securities Act or as reasonably required by the holders of (or any underwriter for) more than 50% of the Registrable Securities and the Company shall furnish to the holders of the Registrable Securities to which the Shelf Registration relates copies of any such supplement or amendment prior to its being used and/or filed with the Commission. The Company shall pay all Registration Expenses in connection with the Shelf Registration, whether or not it becomes effective, and whether all, none or some of the Registrable Securities sold pursuant to the Shelf Registration. In no event shall the Shelf Registration include securities other than Registrable Securities, unless the holders of more than 50% of the Registrable Securities consent to such inclusion.

                        (c)   UNDERWRITING PROCEDURES.  If the
holders of more than 50% of the Registrable Securities so elect, the offering of all or a portion of such Registrable Securities pursuant to the Shelf Registration shall be in the form of an underwritten offering and the managing underwriter or underwriters selected for such offering shall be selected by the Original Purchaser or such holders, as the case may be, and reasonably acceptable to the Company. The Original Purchaser or such holders shall provide the Company with notice of the identity of the managing underwriter or underwriters it or they have selected a reasonable time prior to the commencement of any such underwritten offering. Notwithstanding the foregoing, if the Original Purchaser or such holders shall elect to sell any Notes in an underwritten offering and the Board of Directors of the Company shall determine in good faith that, or the Company shall receive a written opinion (an "Opinion") of an independent investment banking firm of national standing to the effect that, effecting such an offering would have an adverse effect (an "Adverse Effect") on any primary equity offering or financing transaction contemplated by the Company at such time or on the public trading market for the Common Stock, then the Original Purchaser or such holders shall not effect such an underwritten offering of the Notes; PROVIDED, HOWEVER, that the Original Purchaser or such holders may, after the expiration of 90 days from such election (or any subsequent election pursuant to this proviso), elect to effect such an underwritten offering of the Notes, and may effect such offering unless the Board of Directors of the Company shall again determine that, or the Company shall again receive an Opinion to the effect that, such an offering would have an Adverse Effect.


                  2.3   INCIDENTAL REGISTRATION.

                        (a)   RIGHT TO INCLUDE REGISTRABLE
SECURITIES. If the Company at any time proposes to register any shares of Common Stock or any securities convertible into Common Stock under the Securities Act by registration on any form other than Forms S-4 or S-8, whether or not for sale for its own account, it will each such time give prompt written notice to all registered holders of Registrable Securities of its intention to do so and of such holders' rights under this Section 2.2. Upon the written request of any such holder (a "Requesting Holder") made as promptly as practicable and in any event within 30 days after the receipt of any such notice (10 days if the Company states in such written notice or gives telephonic or telecopied notice to all registered holders of Registrable Securities, with written confirmation to follow promptly thereafter, stating that (i) such registration will be on Form S-3 and (ii) such shorter period of time is required because of a planned filing date) (which request shall specify the Registrable



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Securities intended to be disposed of by such Requesting Holder), the Company will use its best efforts to effect the registration under the Securities Act of all Registrable Securities that the Company has been so requested to register by the Requesting Holders thereof; PROVIDED, HOWEVER, that prior to the effective date of the registration statement filed in connection with such registration, immediately upon notification to the Company from the managing underwriter of the price at which such securities are to be sold, if such price is below the price that any Requesting Holder shall have indicated to be acceptable to such Requesting Holder, the Company shall so advise such Requesting Holder of such price, and such Requesting Holder shall then have the right to withdraw its request to have its Registrable Securities included in such registration statement; PROVIDED FURTHER, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to each Requesting Holder of Registrable Securities and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice, however, to the rights of any holder or holders of Registrable Securities entitled to do so to cause such registration to be effected as a registration under Section 2.1, and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities. Notwithstanding anything contained in this
Section 2.3(a), the Company shall not, if any Requesting Holder shall have requested the registration of Conversion Shares in the registration, consummate the sale of the securities included in the registration until such time as any applicable waiting period under the Hart-Scott-Rodino Act shall have expired or early termination thereunder shall have been granted. No registration effected under this Section 2.3 shall relieve the Company of its obligation to effect any registration upon request under Section 2.1.

                        (b)   PRIORITY IN INCIDENTAL REGISTRA
TIONS. If the managing underwriter of any underwritten offering shall inform the Company by letter of its opinion that the number or type of Registrable Securities requested to be included in such registration would materially adversely affect such offering, and the Company has so advised the Requesting Holders in writing, then the Company will include in such registration, to the extent of the number and type that the Company is so advised can be sold



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in (or during the time of) such offering, FIRST, all securi ties proposed by the
Company to be sold for its own account, SECOND, if such offering has been requested by a Person pursuant to any registration rights agreement between the Company and such Person and by the terms of such registration rights agreement the securities subject to such registration rights agreement must be included in such registration prior to those held by the Requesting Holders, the securities requested to be included in such offering by such Person and THIRD, Registrable Securities requested to be included in such registration pursuant to this Agreement and such other securities proposed to be registered by the Company for the accounts of each other Person and that by the terms of any applicable registration rights agreement between the Company and such Person the securities subject to such registration rights agreement must be included in the same proportion as the Registrable Securities of any Requesting Holder under this Agreement, pro rata among such Requesting Holders and such other Persons on the basis of the estimated proceeds from the sale thereof.

                        (c)   EXPENSES.  The Company will pay all
Registration Expenses in connection with any registration effected pursuant to this Section 2.3.

                  2.4 REGISTRATION PROCEDURES. If and whenever the Company is required to effect the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1, 2.2 and 2.3, the Company will, as expeditiously as possible:

                         (i) prepare and (within 90 days after the end of the period within which requests for registration may be given to the Company or in any event as soon thereafter as practicable) file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective; PROVIDED, HOWEVER, that the Company may discontinue any registration of its securities that are not Registrable Securities (and, under the circum stances specified in Section 2.3(a), its securities that are Registrable Securities) at any time prior to the effective date of the registration statement relating thereto;

                        (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement until such time as all of such Registrable Securities have been disposed of in



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      accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement; PROVIDED, HOWEVER, that except with respect to any such registration statement filed pursuant to Rule 415 under the Securities Act, such period need not exceed 135 days;

                        (iii) furnish to each seller of Registrable Securities covered by such registration statement, such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as such seller may reasonably request;

                        (iv) use its best efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such States of the United States of America where an exemp tion is not available and as the sellers of Registrable Securities covered by such registration statement shall reasonably request, (y) to keep such registration or qualification in effect for so long as such registra tion statement remains in effect and (z) to take any other action that may be reasonably necessary or advisable to enable such sellers to consummate the disposition in such jurisdictions of the securities to be sold by such sellers, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (iv) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

                         (v) use its best efforts to cause all Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or author ities as may be necessary in the opinion of counsel to the Company and counsel to the seller or sellers of Registrable Securities to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

                        (vi) in the case of an underwritten or "best efforts" offering, furnish at the effective date of such registration statement to each seller of Regis-



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                                                                               9



      trable Securities, and each such seller's underwriters, if any, a signed counterpart of:

                              (x) an opinion of counsel for the Company, dated
            the effective date of such regis tration statement and, if applicable, the date of the closing under the underwriting agreement, and

                              (y) a "comfort" letter signed by the independent
            public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement,

      covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountants' comfort letter, with respect to events subsequent to the date of such financial statements, as are customa rily covered in opinions of issuer's counsel and in accountants' comfort letters delivered to the under writers in underwritten public offerings of securities and, in the case of the accountants' comfort letter, such other financial matters, and, in the case of the legal opinion, such other legal matters, as the underwriters may reasonably request;

                        (vii) cause representatives of the Company to participate in any "road show" or "road shows" reasonably requested by any underwriter of an underwritten or "best efforts" offering of any Registrable Securities;

                        (viii)notify each seller of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon dis covery that, or upon the happening of any event as a result of which, the prospectus included in such regis tration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not mislead ing, in the light of the circumstances under which they were made, and at the request of any such seller promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the state ments therein not misleading in the light of the circumstances under which they were made;



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                    (ix) otherwise use its best efforts to comply with all
      applicable rules and regulations of the Commission, and, if required, make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and promptly furnish to each such seller of Registrable Securities a copy of any amendment or supplement to such registration statement or prospectus;

                         (x) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration; and

                        (xi) use its best efforts to list all Registrable Securities covered by such registration statement on the National Market of the Nasdaq Stock Market or any national securities exchange on which Registrable Securities of the same class covered by such registration statement are then listed and, if no such Registrable Securities are so listed, on the National Market of the Nasdaq Stock Market or any national securities exchange on which the Common Stock is then listed.

The Company may require each seller of Registrable Securi ties as to which any registration is being effected to furnish the Company in a reasonably prompt manner such information regarding such seller and the distribution of such securities as the Company may from time to time reasonably request in writing.

            Each holder of Registrable Securities agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in subdivision (vii) of this
Section 2.4, such holder will forthwith discontinue such holder's disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such holder's receipt of the copies of the supplemented or amended prospectus contemplated by subdivi sion (vii) of this
Section 2.4 and, if so directed by the Company, will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in such holder's possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.



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                  2.5   UNDERWRITTEN OFFERINGS.

                        (a)   REQUESTED UNDERWRITTEN OFFERINGS.
If requested by the underwriters for any underwritten offering by holders of Registrable Securities pursuant to a registration requested under Section 2.1 or pursuant to the Shelf Registration Statement, the Company will use its best efforts to enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to each such holder and the underwriters and to contain such representations and warranties by the Company and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.8. The holders of the Registrable Securities proposed to be sold by such underwriters will reasonably cooperate with the Company in the negotiation of the underwriting agreement. Such holders of Registrable Securities to be sold by such underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. No holder of Registrable Securities shall be required to make any representations or warranties to, or agreements with, the Company other than representations, warranties or agreements regarding such holder, such holder's Registrable Securities and such holder's intended method of distribution or any other representations required by applicable law.

                        (b)   INCIDENTAL UNDERWRITTEN OFFERINGS.
If the Company proposes to register any of its securities under the Securities Act as contemplated by Section 2.3 and such securities are to be distributed by or through one or more underwriters, the Company will, if requested by any Requesting Holder of Registrable Securities, use its best efforts to arrange for such underwriters to include all the Registrable Securities to be offered and sold by such Requesting Holder among the securities of the Company to be distributed by such underwriters, subject to the provisions of Section 2.3(b). The holders of Registrable Securities to be distributed by such underwriters shall be parties to the underwriting agreement between the Company and such underwriters and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriters shall also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the




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                                                                              12




obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. Any such Requesting Holder of Registrable Securities shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding such Requesting Holder, such Requesting Holder's Registrable Securities and such Requesting Holder's intended method of distribution or any other representations required by applicable law.

                        (c)   UNDERWRITING DISCOUNTS AND
COMMISSION. The holders of Registrable securities sold in any offering pursuant to Section 2.5(a) or Section 2.5(b) shall pay all underwriting discounts and commissions of the underwriter or underwriters with respect to the Registrable Securities sold thereby.

                  2.6 PREPARATION; REASONABLE INVESTIGATION. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give the holders of Registrable Securities registered under such registration statement, their underwriters, if any, and their respective counsel the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and will give each of them such reasonable access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act.

                  2.7 LIMITATIONS, CONDITIONS AND QUALIFICA TIONS TO OBLIGATIONS UNDER REGISTRATION COVENANTS. The Company shall be entitled to postpone for a reasonable period of time (but not exceeding 120 days) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to Section 2.1 if the Company determines, in its good faith judgment, that such registration and offering would interfere with any material financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its affiliates and promptly gives the holders of Registrable Securities requesting registration thereof pursuant to Section 2.1 written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. If the Company shall so postpone the filing of a registration statement, holders of Registrable Securities requesting registration thereof pursuant to Section 2.1, representing not less than 33-1/3% of the Registrable Securities with respect to which



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                                                                              13




registration has been requested and constituting not less than 66-2/3% of the Initiating Holders, shall have the right to withdraw the request for registration by giving written notice to the Company within 30 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which holders of Registrable Securities are entitled pursuant to Section 2.1 hereof.

                  2.8   INDEMNIFICATION.

                        (a)   INDEMNIFICATION BY THE COMPANY.
The Company will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1, 2.2 or 2.3, each seller of any Registrable Securities covered by such registration statement and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls such seller or any such underwriter within the meaning of the Securities Act, and their respective directors, officers, partners, members and agents, against any losses, claims, damages or liabilities, joint or several, to which such seller or underwriter or any such director, officer, partner, member, agent or controlling person may become subject under the Securities Act or otherwise, including, without limitation, the fees and expenses of legal counsel (including those incurred in connection with any claim for indemnity hereunder), insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Company will reimburse such seller or underwriter and each such director, officer, partner, member and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; PROVIDED, HOWEVER, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company by or on behalf of such seller or underwriter, as the case



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                                                                              14




may be, specifically stating that it is for use in the preparation thereof; and PROVIDED FURTHER, that the Company shall not be liable to any Person who participates as an underwriter in the offering or sale of Registrable Securi ties or any other Person, if any, who controls such under writer within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such seller or any such director, officer, partner, member, agent or controlling person and shall survive the transfer of such securities by such seller.

                        (b)   INDEMNIFICATION BY THE SELLERS.  As
a condition to including any Registrable Securities in any registration statement, the Company shall have received an undertaking satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.8(a)) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who participates as an underwriter in the offering or sale of such securities and each other Person who controls the Company or any such underwriter within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such seller specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement; PROVIDED, HOWEVER, that the liability of such indemnifying party under this Section 2.8(b) shall be limited to the amount of the net proceeds received by such indemnifying party in the offering giving rise to such liability. Such indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company or any such director, officer or controlling person and shall survive the transfer of such securities by such seller.

                        (c)   NOTICES OF CLAIMS, ETC.  Promptly
after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim



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                                                                              15




referred to in Section 2.8(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; PROVIDED, HOWEVER, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.8, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party; PROVIDED, HOWEVER, that any indemnified party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action or proceeding in which both the Company and an indemnified party is, or is reasonably likely to become, a party, such indemnified party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action or proceeding if, in the reasonable opinion of counsel to such indemnified party, (a) there are or may be legal defenses available to such indemnified party or to other indemnified parties that are different from or additional to those available to the Company or (b) any conflict or potential conflict exists between the Company and such indemnified party that would make such separate representation advisable; PROVIDED, HOWEVER, that in no event shall the Company be required to pay fees and expenses under this Section 2.7 for more than one firm of attorneys in any jurisdiction in any one legal action or group of related legal actions. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or which requires action other than the payment of money by the indemnifying party.

                        (d)   CONTRIBUTION.  If the indemnifica
tion provided for in this Section 2.8 shall for any reason be held by a court to be unavailable to an indemnified party under Section 2.8(a) or (b) hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under Section 2.8(a) or
(b), the indemnified party and the indem nifying party under Section 2.8(a) or
(b) shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in




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                                                                              16




connection with investigating the same, including those incurred in connection with any claim for indemnity hereunder), (i) in such proportion as is appropriate to reflect the relative fault of the Company and the prospective sellers of Registrable Securities covered by the registration statement which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action or proceeding in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company and such prospective sellers from the offering of the securities covered by such registration statement; PROVIDED, HOWEVER, that for purposes of this clause (ii), the relative benefits received by the prospective sellers shall be deemed not to exceed the amount of proceeds received by such prospective sellers. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. Such prospective sellers' obligations to contribute as provided in this Section 2.8(d) are several in proportion to the relative value of their respective Registrable Securities covered by such registration statement and not joint. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim effected without such Person's consent, which consent shall not be unreasonably withheld.

                        (e)   OTHER INDEMNIFICATION.  Indemnifi
cation and contribution similar to that specified in the preceding subdivisions of this Section 2.8 (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

                        (f)   INDEMNIFICATION PAYMENTS.  The
indemnification and contribution required by this Sec tion 2.8 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

            3. DEFINITIONS. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

            "COMMISSION" means the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.



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            "COMMON STOCK" shall mean and include the Common Stock, par value
$.01 per share, of the Company and each other class of capital stock of the Company that does not have a preference over any other class of capital stock of the Company as to dividends or upon liquidation, dissolution or winding up of the Company and, in each case, shall include any other class of capital stock of the Company into which such stock is reclassified or reconstituted.

            "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to the comparable section, if any, of any such similar Federal statute.

            "HART-SCOTT-RODINO ACT" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

            "INITIATING HOLDER" is defined in Section 2.1.

            "PERSON" means any individual, firm, corporation, partnership, limited liability company, trust, incorporated or unincorporated association, joint venture, joint stock company, government (or an agency or political subdivision thereof) or other entity of any kind.

            "REGISTRABLE SECURITIES" means (i) any Conversion Shares and any Related Registrable Securities, (ii) the Notes and any Related Registrable Securities, and (iii) any shares of Common Stock owned by the Purchaser. As to any particular Registrable Securities, once issued, such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by Rule 144 (or any successor provision) under the Securities Act and the purchaser thereof does not receive "restricted securities" as defined in Rule 144, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not, in the opinion of counsel for the holders, require registration of them under the Securities Act or (d) they shall have ceased to be outstanding. All references to percentages of Registrable Securities shall be calculated pursuant to Section 9.

            "REGISTRATION EXPENSES" means all expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration



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and filing fees, all fees of the New York Stock Exchange, Inc., other national securities exchanges or the National Association of Securities Dealers, Inc., all fees and expenses of complying with securities or blue sky laws, all word processing, duplicating and printing expenses, messen ger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "cold comfort" letters required by or incident to such performance and compliance, any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding any underwriting discounts or commissions with respect to the Registrable Securities) and the reasonable fees and expenses of one counsel to the Selling Holders (selected by Selling Holders representing at least 50% of the Registrable Securities covered by such registration); PROVIDED, HOWEVER, that in connection with a registration pursuant to Section 2.3, the expenses of such counsel shall not exceed $50,000. Notwithstanding the foregoing, in the event the Company shall determine, in accordance with Section 2.3(a) or Section 2.7, not to register any securities with respect to which it had given written notice of its intention to so register to holders of Registrable Securities, all of the costs of the type (and subject to any limitation to the extent) set forth in this definition and incurred by Requesting Holders in connection with such registration on or prior to the date the Company notifies the Requesting Holders of such determination shall be deemed Registration Expenses.

            "RELATED REGISTRABLE SECURITIES" means with respect to Conversion Shares, Notes or Common Stock, any securities of the Company issued or issuable with respect to any Conversion Shares, Notes or Common Stock by way of a dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise.

            "REQUESTING HOLDER" is defined in Section 2.3.

            "SECURITIES ACT" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933, as amended, shall include a reference to the comparable section, if any, of any such similar Federal statute.

            "SELLING HOLDER" is defined in Section 2.1.

            "SHELF REGISTRATION" is defined in Section 2.2.

            4. RULE 144 AND RULE 144A. The Company shall take all actions reasonably necessary to enable holders of Registrable Securities to sell such securities without



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registration under the Securities Act within the limitation of the provisions of
(a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, (b) Rule 144A under the Securities Act, as such Rule may be amended from time to time, or (c) any similar rules or regulations hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.

            5. LOCK-UP PERIODS. So long as the Purchaser holds (i) shares of Common Stock or (ii) Notes convertible into shares of Common Stock that in the aggregate represents 5% or more of the total number of shares of Common Stock then outstanding, the Purchaser, in the event the Company effects an underwritten public offering agrees, if requested by the managing underwriter or underwriters for such underwritten offering not to effect (except as part of such underwritten offering) any public sale or distribution of Registrable Securities, including a sale pursuant to Rule 144, during the period commencing 5 days prior to and ending no more than 90 days subsequent to the date of the execution of an underwriting or pricing agreement with respect to such underwritten offering (a "Lock-Up Period"); PROVIDED, HOWEVER, that the Purchaser will not be required to agree to such Lock-Up Period unless all holders of 5% or more of the Common Stock agree to such Lock-Up Period. Notwithstanding the foregoing, the Company shall not be required to agree to Lock-Up Periods in effect for more than 190 days in the aggregate within a 365-day period.

            6. AMENDMENTS AND WAIVERS. This Agreement may be amended with the consent of the Company and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company shall have obtained the written consent to such amendment, action or omission to act, of the holder or holders of at least 50% of the Registrable Securities affected by such amendment, action or omission to act. Each holder of any Registrable Securities at the time or there after outstanding shall be bound by any consent authorized by this Section 5, whether or not such Registrable Securi ties shall have been marked to indicate such consent.

            7. NOMINEES FOR BENEFICIAL OWNERS. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement. If the beneficial owner of any Registrable Securities so



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elects, the Company may require assurances reasonably satis factory to it of such owner's beneficial ownership of such Registrable Securities.

            8. NOTICES. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:

                        (a)   if to the Purchaser, addressed to
it in the manner set forth in the Purchase Agreement, or at such other address as it shall have furnished to the Company in writing in the manner set forth herein;

                        (b)   if to any other holder of Regis
trable Securities, at the address that such holder shall have furnished to the Company in writing in the manner set forth herein, or, until any such other holder so furnishes to the Company an address, then to and at the address of the last holder of such Registrable Securities who has furnished an address to the Company; or

                        (c)   if to the Company, addressed to it
in the manner set forth in the Purchase Agreement, or at such other address as the Company shall have furnished to each holder of Registrable Securities at the time outstand ing in the manner set forth herein.

            All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered to a courier, if delivered by overnight courier service; two business days after being deposited in the mail, postage prepaid, if mailed; and when receipt is acknowledged, if telecopied.

            9. ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and, with respect to the Company, its respective successors and permitted assigns and, with respect to the Purchaser, any holder of any Registrable Securities, subject to the provisions respecting the minimum numbers of percentages of shares of Registrable Securities required in order to be entitled to certain rights, or take certain actions, contained herein. Except by operation of law, this Agreement may not be assigned by the Company without the prior written consent of the holders of a majority in interest of the Registrable Securities outstanding at the time such consent is requested.

            10. CALCULATION OF PERCENTAGE INTERESTS IN REGISTRABLE SECURITIES. For purposes of this Agreement, all references to a percentage of the Registrable Securities shall be calculated based upon the number of shares of Registrable Securities outstanding at the time such calcula-



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tion is made, assuming the conversion of all Notes into shares of Common Stock.

            11. NO INCONSISTENT AGREEMENTS. The Company will not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the holders of Registrable Securities in this Agreement. Without limiting the generality of the foregoing, the Company will not hereafter enter into any agreement with respect to its securities that grants, or modify any existing agreement with respect to its securities to grant, to the holder of its securities in connection with an incidental registration of such securities higher priority to the rights granted to the Purchasers under Section 2.3(b).

            12. REMEDIES. Each holder of Registrable Securities, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

            13. CERTAIN DISTRIBUTIONS. The Company shall not at any time make a distribution on or with respect to the Common Stock (including any such distribution made in connection with a consolidation or merger in which the Company is the resulting or surviving corporation and such Registrable Securities are not changed or exchanged) of securities of another issuer if holders of Registrable Securities are entitled to receive such securities in such distribution as holders of Registrable Securities and any of the securities so distributed are registered under the Securities Act, unless the securities to be distributed to the holders of Registrable Securities are also registered under the Securities Act.

            14. SEVERABILITY. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be in any way impaired thereby, it being intended that all of the rights and privileges of the Purchaser shall be enforceable to the fullest extent permitted by law.

            15. ENTIRE AGREEMENT. This Agreement, together with the Purchase Agreement (including the exhibits and schedules thereto) and the Notes, is intended by the parties as a final expression of their agreement and intended to be



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a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the Purchase Agreement (including the exhibits and schedules thereto) and the Notes supersede all prior agreements and understandings between the parties with respect to such subject matter.

            16. HEADINGS. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

            17.   GOVERNING LAW.  THIS AGREEMENT SHALL BE
GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE
STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE
PERFORMED ENTIRELY WITHIN SUCH STATE.

            18. COUNTERPARTS. This Agreement may be executed in multiple counterparts, each of which when so executed shall be deemed an original and all of which taken together shall constitute one and the same instrument.



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                                                                              23




            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives hereunto duly authorized as of the date first above written.


                              THE WELLCARE MANAGEMENT GROUP, INC.


                              By: /s/ Marystephanie Corsones
                                 ------------------------------
                                 Name: Marystephanie Corsones
                                 Title: Vice President of Finance and
                                        Chief Financial Officer


                              THE 1818 FUND II, L.P.

                              By:   Brown Brothers Harriman & Co.,
                                    General Partner


                                    By:
                                       ------------------------
                                       Name:
                                       Title:  General Partner





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

                                                                              23




            IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective representatives hereunto duly authorized as of the date first above written.


                              THE WELLCARE MANAGEMENT GROUP, INC.


                              By:
                                 ------------------------------
                                 Name:
                                 Title:


                              THE 1818 FUND II, L.P.

                              By:   Brown Brothers Harriman & Co.,
                                    General Partner


                                    By: /s/ Lawrence C. Tucker
                                       ------------------------
                                       Name:
                                       Title:  General Partner



                                                                             158